SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of April 2018

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

EXHIBITS

Exhibit Number

1.1	Annual report for the year ended December 31, 2017, released on April 12, 2018

1.2	Announcement of notice of annual general meeting, dated April 12, 2018

1.3	Circular regarding proposed amendments to Articles of Association and notice of annual general meeting, dated April 12, 2018

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 12, 2018	By:	/s/ Yang Jie
		Name:	Yang Jie
		Title:	Chairman and Chief Executive Officer

Exhibit 1.1

China Telecom Corporation Limited HKEx Stock Code: 728 NYSE Stock Code: CHA Co-Building Our Smart Future Annual Report 2017

Ecosystem-Tetris Creates New Value

In the intelligent service era, industry environment and consumer demand have been changing substantially. Apart from building on its own resource and capability edges, companies also need to fully utilise external resources and leverage external capabilities to consolidate internal and external resources and competence to form competitive edges.

Entering into ecologicalisation, co-building of “Ecosystem-Tetris” is essential for a company’s sustainable development, and to promote cooperation and achieve win-win. Through strategic cooperation, open platform and complementation of capabilities among partners along the value chain, all parties work together to form an ecosystem with diversity, complementarity, flexibility, convergence and innovation, in order to satisfy customers’ demand and for new value creation. Cooperation in ecologicalisation will promote co-build, co-exist, co-sharing and win-win.

Smart Family Ecosphere 6.8 Revenue RMB Billion Internet Finance Ecosphere Monthly Active Users (MAU)
33.00 Million

Internet of Things (IoT)
Ecosphere
Connected Devices
44.30
Million
Intelligent Connections
Ecosphere
Revenue
↑4.7%
YOY
New ICT Application
Ecosphere
Revenue
RMB 40.5
Billion

Internet of Things (IoT) Ecosphere Connected Devices 44.30 Million New ICT Application Ecosphere Intelligent Connections Ecosphere Revenue 4.7% 40.5 Revenue RMB Billion YOY

About China Telecom

China Telecom Corporation Limited (“China Telecom” or the “Company”, a joint stock limited company incorporated in the People’s Republic of China with limited liability, together with its subsidiaries, collectively the “Group”) is a large-scale and leading integrated information services operator in the world, providing wireline & mobile telecommunications services, Internet access services, information services and other value-added telecommunications services primarily in the PRC. As at the end of 2017, the Company had mobile subscribers of about 250 million, wireline broadband subscribers of about 134 million and access lines in service of about 122 million. The Company’s H shares and American Depositary Shares (“ADSs”) are listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and the New York Stock Exchange respectively.

Forward-Looking Statements

Certain statements contained in this report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Contents

003	Contents

004	2017 Milestones

005	Corporate Information

006	Financial Highlights

011	Chairman’s Statement

020	Biographical Details of Directors, Supervisors and Senior Management

032	Management’s Discussion and Analysis

032	Business Review

040	Financial Review

050	Report of the Directors

071	Report of the Supervisory Committee

072	Recognition and Awards

074	Environmental, Social and Governance Report

080	Corporate Social Responsibility Report

094	Human Resources Development Report

100	Table of the ESG Indicators

106	Independent Assurance Report

107	Appendix – ESG Reporting Guide Index

112	Corporate Governance Report

140	Independent Auditor’s Report

147	Consolidated Statement of Financial Position

149	Consolidated Statement of Comprehensive Income

150	Consolidated Statement of Changes in Equity

151	Consolidated Statement of Cash Flows

153	Notes to the Consolidated Financial Statements

222	Financial Summary

224	Shareholder Information

Corporate Culture

2017 Milestones

APR

•	Featured reform measures “Sub-division of performance evaluation units” won the nation’s recognition, continuously stimulating corporate vitality and being the paradigm of stated-owned enterprises’ reforms

•	Establishment of working units especially for Xiongan New Area at the Company’s headquarter, adhering to the theme of high starting point, high standard and high quality; creating world-class superb information infrastructure facilities featuring intelligent, ubiquitous, safe and high-speed and endeavouring to contribute to “a strategy crucial for the next millennium” of the nation

MAY

•	Became the pioneer in building the first NB-IoT network with the widest coverage and largest scale in the world and commenced commercial launch in 31 provinces nationwide

•	Launched enriched large data traffic products through innovative cooperation, which were well received by the market and approximately 60 million subscribers were developed for the year

JUN

•	Under the guidance and support of the Ministry of Industry and Information Technology, China Telecom, in cooperation with China Unicom, actively promoted the approval of relevant standards by international organisations, namely GCF and GSMA. “Multi-mode” became an international standard and was well received by the market, with annual sales volume nationwide increased by more than 20% over last year and accounting for nearly 80% of sales volume of handsets

JUL

•	Enriched the connotation of transformation and upgrades strategy, advocating the theme of “co-sharing, co-innovation, co-prosperity” and promoting the construction of “Ecosystem-Tetris”

SEP

•	Implemented the national policy’s requirement, completely ceasing to charge handset users domestic long-distance and roaming fee

DEC

•	Acquired the satellite business from our parent company, becoming the sole operator in China which integrated satellite with existing network as a whole

•	Comprehensively commenced 5G network trial runs in six cities including Xiongan, Shenzhen, Shanghai, Suzhou, Chengdu and Lanzhou, prospecting the landscape of 5G development and proactively accumulating capabilities

Corporate Information

Board of Directors

Executive Directors

Yang Jie (Chairman)

Liu Aili

Ke Ruiwen

Gao Tongqing

Chen Zhongyue

Non-Executive Director

Chen Shengguang

Independent Non-Executive Directors

Tse Hau Yin, Aloysius

Cha May Lung, Laura

Xu Erming

Wang Hsuehming

Audit Committee

Tse Hau Yin, Aloysius (Chairman)

Xu Erming

Wang Hsuehming

Remuneration Committee

Xu Erming (Chairman)

Tse Hau Yin, Aloysius

Wang Hsuehming

Nomination Committee

Cha May Lung, Laura (Chairlady)

Tse Hau Yin, Aloysius

Xu Erming

Supervisory Committee

Sui Yixun (Chairman)

Zhang Jianbin (Employee Representative)

Yang Jianqing (Employee Representative)

Ye Zhong

Legal Representative

Yang Jie

Joint Company Secretaries

Ke Ruiwen

Wong Yuk Har

International Auditor

Deloitte Touche Tohmatsu

Legal Advisers

Haiwen & Partners

Freshfields Bruckhaus Deringer

Sullivan & Cromwell LLP

Stock Code

HKEx: 728

NYSE: CHA

Company Website

www.chinatelecom-h.com

Financial Highlights

	2015[6] (restated)	2016[6] (restated)	2017
Operating revenues (RMB millions)	331,517	352,534	366,229
EBITDA[1] (RMB millions)	94,113	95,162	102,171
EBITDA margin[2]	32.1%	30.7%	30.9%
Net profit[3] (RMB millions)	20,058	18,018	18,617
Capital expenditure (RMB millions)	109,094	96,817	88,712
Free cash flow[4] (RMB millions)	(21,533)	(7,648)	7,267
Total debt/Equity[5]	38.4%	35.7%	32.0%
Earnings per share (RMB)	0.2478	0.2226	0.2300
Dividend per share (HK$)	0.095	0.105	0.115

1	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
2	EBITDA margin was calculated based on EBITDA divided by service revenues.
3	Net profit represented profit attributable to equity holders of the Company.
4	Free cash flow was calculated from EBITDA minus capital expenditure and income tax.
5	Equity represented equity attributable to equity holders of the Company.
6	Certain prior years figures were retrospectively restated due to the acquisition of satellite communications business and Shaanxi Zhonghe Hengtai Insurance Agent Limited. Please refer to note 1 to the audited consolidated financial statements in this annual report for details.

For further information,

please browse our website at

www.chinatelecom-h.com

Financial Highlights

Operating Revenues
(RMB millions)
331,517
2015[6]
352,534
2016[6]
366,229
2017
EBITDA[1]
(RMB millions)
94,113
2015[6]
95,162
2016[6]
102,171
2017
Net Profit[3]
(RMB millions)
20,058
2015[6]
18,018
2016[6]
18,617
2017
Dividend Per Share
(HK$)
0.095
2015
0.105
2016
0.115
2017

Operating Revenues (RMB millions) 366,229 2017 331,517 20156 352,534 20166 EBITDA1 (RMB millions) 102,171 2017 95,162
20166 94,113 Net Profit3 18,018 18,617 20156 (RMB millions) 20166 2017 20,058 20156 Dividend Per Share (HK$) 0.115 2017 0.095 2015 0.105 2016 China Telecom Corporation Limited Annual Report 2017 007 Financial Highlights

Service Ecologicalisation

Achieving Initial Results

Service Ecologicalisation Achieving Initial Results

Yang Jie We took the lead to step up in transformation and upgrades introduced by intelligence more than a year ago. With the unremitting efforts of everyone in the Company, we are delighted to see various businesses thriving with growing scale. We leverage innovative models to deepen the reform of systems and mechanisms persistently to foster the mutual growth of the Company and our employees. We continuously strengthen our own edges, while also expand open cooperation to build the co-sharing, co-innovation and co-prosperity “Ecosystem-Tetris” proactively. Looking forward, we will accelerate our transformation and upgrades and march towards the goal of being the leading integrated intelligent information service operator and thus to grow the value of the Company! Yang Jie Chairman and Chief Executive Officer

Chairman’s Statement

2017 was a year with landmark connotation in the development history of the Company. Facing increasingly complicated operation environment together with continuously intensified fierce market competition, corporate development faced immense pressure. With a unitary goal cohering as a whole, the Company firmly adhered to the established direction and stepped forward with keen determination to surmount tough difficulties. The Company thoroughly exploited all-rounded competitive capabilities persistently constructed and accumulated over the years and fully developed the superb corporate culture spirit of excellent execution, resulting in achievement of impressive results for the year with profitable scale development leaping forward to a new landmark. Meanwhile, with conscientious and organised planning before implementation, we pragmatically fostered transformation and upgrades as well as promoted comprehensive in-depth reforms, attaining important progressive results in phases. With accelerated cultivation of new growth engines, corporate vitality was remarkably and substantially reinforced. As a result, the stamina of development momentum became prominent. The results of 2017 demonstrated the Company’s strong capabilities of resisting pressure and attaining growth and also proved the appropriateness of the development strategy of the Company, enabling us to further strengthen our confidence in persistently creating new value for shareholders.

Continual acceleration in scale development

In 2017, operating revenues amounted to RMB366.2 billion, representing an increase of 3.9% over last year. Of which service revenues1 amounted to RMB331.0 billion, representing an increase of 6.9% over last year with revenue growth surpassing the industry average for three consecutive years. Mobile service revenues amounted to RMB153.8 billion, representing an increase of 11.7% over last year while wireline service revenues amounted to RMB177.2 billion, representing an increase of 3.0% over last year, resulting in concurrent enhancement in growth rates. Revenue structure was further optimised and the proportion of revenues from emerging businesses as a percentage of service revenues increased by 6.4 percentage points over last year. EBITDA2 was RMB102.2 billion, representing an increase of 7.4% over last year. EBITDA margin2 was 30.9%, representing an increase of 0.2 percentage point over last year. Net profit3 was RMB18.6 billion, representing an increase of 3.3% over last year while basic earnings per share were RMB0.23. Capital expenditure was RMB88.7 billion, representing a decrease of 8.4% over last year and achieving persistent stringent control. Free cash flow4 has remarkably improved and reached RMB7.3 billion. Taking into consideration the return to shareholders, the Company’s profitability, cash flow level and capital requirements for its future development, the Board of Directors has decided to recommend at the forthcoming shareholders’ meeting that a final dividend equivalent to HK$0.115 per share for the year 2017 to be declared, representing an increase of 9.5% over the year 2016.

[1]	Service revenues were calculated based on operating revenues minus sales of mobile terminals, sale of wireline equipment and other non-service revenues.
[2]	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation while EBITDA margin was calculated based on EBITDA divided by service revenues.
[3]	Net profit refers to the profit attributable to equity holders of the Company. Excluding after-tax effect of changes in depreciable lives of certain fixed assets amounted to approximately RMB3.1 billion, the net profit for year 2017 was approximately RMB21.7 billion, representing an increase of 20.2% over last year.
[4]	Free cash flow was calculated from EBITDA minus capital expenditure and income tax.

Chairman’s Statement

In 2017, the growth of subscriber scale of the Company has further accelerated. The net increase of mobile subscribers was 34.96 million, being doubled over last year. The total number of mobile subscribers reached 250 million, accounting for 17.6% market share which represented an increase of 1.4 percentage points from the end of last year. Of which the net increase of 4G users was 60.17 million, with a net increase of over 60 million for two consecutive years and reaching a total of 182 million. The net increase of wireline broadband subscribers was 10.41 million, achieving a new record high over the past 5 years and reaching a total of 134 million. Of which the proportion of wireline subscribers of Hundred-Mbps or above accounted for nearly 50% and being doubled. e-Surfing HD services continued to develop rapidly and the net increase of e-Surfing HD subscribers was 24.43 million, reaching a total of 85.76 million. Internet of Things (IoT) services developed quickly while the connected devices increased by more than 200% over last year.

Pragmatic promotion of transformation and upgrades

Year 2017 is the first complete year for implementation of transformation and upgrades strategy. The Company grasped and embraced the new development trend of intelligent era with network intelligentisation, service ecologicalisation and operation intellectualisation (“three initiatives”) as the direction of transformation and upgrades, striving to be “a leading integrated intelligent information services operator”. Over the past year, the Company continuously enriched strategic connotation and reinforced strategic execution, accomplishing effective results in phases and embarking on pragmatic steps forward in transformation and upgrades.

Network intelligentisation

Network intelligentisation is the foundation of transformation and upgrades. Being guided by CTNet2025, the Company promoted network reconstitution, introduced technologies such as Software-Defined Networking (SDN) and Network Functions Virtualisation (NFV) and sped up upgrades of network and equipment, endeavouring to build a new style network featuring neatness, efficient centralisation, swiftness and openness. In 2017, the Company constructed three superior networks, namely 4G network, IoT network and all-fibre network and based on these foundations, the Company also boosted the intelligentisation evolution of network with further consolidation and enhancement of network advantages.

Raise DPS by 9.5% to Free Cash Flow Turned Positive HK$ 0.115

Chairman’s Statement

Accelerated reinforcement of fundamental network capabilities. 280,000 new base stations were built, reaching a total of 1.17 million. We comprehensively established superior full coverage 4G network characterised with high- and low-frequency collaboration and simultaneously shaped network capabilities of VoLTE HD voice commercial launch, offering industry-leading integrated experience to our customers. Leveraging the 800MHz FDD 4G network, the Company became the pioneer in building the first NB-IoT network with the widest coverage and largest scale in the world and commenced commercial launch in 31 provinces nationwide. Meanwhile, eMTC was proactively introduced while a new generation of IoT capabilities with the characteristics of entire range and full speed is now being shaped and formed. Persisting in promoting the construction of fibre network, we established the world’s largest Fibre-to-the-Home (FTTH) network while the fibre network coverage rate of households in cities and towns reached 96%. With comprehensive possession of Hundred-Mbps broadband service capabilities, we commenced deployment of Gbps broadband network in major cities. In overall, we continued to maintain our leading position in the industry.

Steady promotion of network intelligentisation evolution. We primarily accomplished the construction of cloud infrastructure unified across the entire network, laying a solid foundation for large scale cloudification of network capabilities in the future. Following the completed development of SDN intelligent dedicated line and pilot launch, the business capabilities of “self-selective network” were rapidly enhanced. With a vision looking forward into the future focusing on new opportunities with favourable return, we closely monitored trends and proactively accumulated capabilities to prospect the landscape of 5G development. The Company is deeply devoted to engaging in 5G standard formulation and network technology trial runs while taking the initiatives to explore and research on the feasibility study of collaborative development of 5G and 4G. 5G network trial has been conducted in 6 cities with extensive promotion of research and development of 5G applications.

Service ecologicalisation

Service ecologicalisation is the core of transformation and upgrades. In collaboration with its own strengths and resources endowment, the Company proactively established five business ecosphere, namely Intelligent Connection, Smart Family, New ICT Applications, IoT and Internet Finance. In 2017, adhering to the theme of “co-sharing, co-innovation, co-prosperity”, we coordinated with co- operative partners to co-build “Ecosystem- Tetris” with the aim of fostering the mutual integration, mutual promotion and scale development of the entire ecosphere.

Chairman’s Statement

Intelligent Connection ecosphere is the foundation of service ecologicalisation. The Company fully leveraged the advantages of “multi-mode” handsets, vigorously promoted large data traffic products and insisted on integrated operation strategy. As a result, the subscriber scale of Intelligent Connection ecosphere expanded rapidly and its revenue increased by 4.7% over last year. With increasing popularity of “multi- mode” handsets, sales volume of “multi- mode” handsets of the entire industry increased by more than 20%5 over last year, accounting for approximately 80%5 of total sales volume of handsets while the sales volume of “multi-mode” handsets of the Company exceeded 130 million, resulting in remarkable expansion in customers’ growth potential. With comprehensive exploitation of the 4G network capabilities advantages, we launched unlimited usage package products to mid- to high-end users. We also closely co-operated with various well- known Internet enterprises and offered more than 30 Internet card products to the youngsters group. The increase of subscribers of large data traffic products for the year was approximately 60 million. The aggregate handset Internet data traffic increased by 182% while the mobile handset Internet access revenue increased by 33%. Meanwhile, with our perseverance in integrated operation, we actively boosted in-depth integration of broadband with large data traffic products and Smart Family ecosphere products such as e-Surfing HD so as to attain rapid growth of broadband subscribers with concurrent remarkable enhancement of overall business value of the Company.

Smart Family ecosphere is a key area for value extension of connection capabilities. Based on broadband advantages as foundation, the Company strengthened ecological cooperation and enriched product systems to facilitate the formation of three smart livelihood portals, including e-Surfing gateway, e-Surfing HD and Smart Family app. With the promotion of various integrated product and services such as intelligent WiFi networking services, family cloud and intelligent voice box, we boosted the consumption upgrade for smart homes and home entertainment. Revenue from Smart Family ecosphere for the year increased by more than 40% with rapid expansion of business scale, which became important differentiated development measures for Intelligent Connection ecosphere. In the future, we will further facilitate the convergence of premium contents and applications and foster Internet-oriented operations, resulting in acceleration of products value realisation and persistent cultivation of new growth momentum.

New ICT Applications ecosphere and IoT ecosphere are valuable fields with vast development potential. Following the in-depth integration of Internet, cloud computing, Big Data, artificial intelligence with government management and corporate production, the integrated demand for New ICT Applications and IoT increased rapidly. The Company’s premium networks, extensive IDC resources, excellent government and enterprise customers service systems as well as enriched industry experience offered strong and powerful support for seizing market opportunities and confirming leading position. Driven by cloud as the lead, we increased our initiatives to integrate cloud with

[5]	The data is quoted from SINO Market Research.

Chairman’s Statement

network and broaden the development of informatisation applications focusing on key industries including government administration, education, medical care and industrial Internet. Scale expansion was accelerated while development momentum maintained persistently strong. Revenue from cloud and Big Data services increased by nearly 70% over last year while the revenue from IDC services maintained rapid growth. Based on a new generation of IoT with nationwide coverage as foundation, we successfully constructed Connectivity Management Platform and enriched terminals products, endeavouring to expand connection scale. Targeting on the long-term value growth of vertical applications such as Internet of vehicles, intelligent wearable devices and smart city, we devoted to create Application Enablement Platform and promoted the integration of IoT with cloud, striving to attain further extension towards high-end of value chain.

Internet Finance ecosphere becomes the Company’s important measures for differentiation. We proactively promoted mutual integration and mutual promotion of Internet Finance ecosphere and Intelligent Connection ecosphere. The Company launched BestPay red packet6 and integrated convenient and agile finance payment capabilities with enriched consumption mode in business districts, creating differentiated marketing initiatives. The increase of BestPay red packet users for the year exceeded 30 million, driving rapid growth in mobile subscribers scale. Meanwhile, with enormous mobile subscribers resources serving as foundation, we promoted enrichment in various financial products to expand mobile payment scale. The total gross merchandise value (“GMV”) of “BestPay” for the year was approximately RMB1.6 trillion, representing an increase of 53% over last year. In the future, the Company will persistently reinforce ecological cooperation and further expand Internet Finance services.

Operation intellectualisation

Operation intellectualisation is the key to transformation and upgrades. Driven by Big Data as a force, we endeavoured to build market and frontline-driven operational systems so as to enhance efficiency of operational management. In 2017, the Company steadily promoted operation intellectualisation and the corporate core began to take shape. We initially established enterprise-level Big Data platform embedded the features of “centralisation, openness and cloudification” and accomplished the core data convergence of network, platform and operation. The volume of data collection and processing reached 100TB per day. In opening up our capabilities of data interchange and model analysis, we emphasised to develop tens of Big Data applications such as pre-assessment on product gross margin and network precision investment.

[6]	BestPay red packet is an innovative model of contract package launched by China Telecom. Each month a certain amount will be refunded to contract users on proportion, which can be used for airtime topping up as well as online and offline consumption of BestPay.

Chairman’s Statement

Riding on the corporate core capabilities, the Company profoundly promoted precision marketing, delicated service, lean network operations and precision management. Through utilisation of Big Data analysis, we precisely reached out to our targeted customers. With our continuous efforts in strengthening electronic channels and upgrading over 10,000 Smart Family experience stores, we enhanced the channels’ efficiency and capabilities. In executing our service commitment to “installation within one day, repairs within one day, compensation in the event of delay”, we established a new benchmark in the industry. Intelligent service methods such as customer services robots were launched so as to enhance service efficiency and customers experience, enabling us to maintain industry leading position in terms of customer satisfaction in both handset and wireline Internet access services. The response speed of installation and maintenance was expedited to enhance users’ end-to-end experience. Through optimisation in the lease management of telecommunications towers, we focused on managing and controlling the relevant costs. Risks scanning model was built to strengthen the capabilities of risk prediction as well as risk management and control. With the implementation of precision network construction, we diverted resources titling towards highly profitable areas while through deepened centralised procurement, operating costs were reduced and corporate efficiency was enhanced.

Comprehensive in-depth reform and innovation

In 2017, the Company grasped the favourable and golden period of reforms to promote comprehensive in-depth reforms and reinforce reforms initiatives with our unwavering determination. The vitality of various factors such as human resources and capital were fully stimulated, accelerating the formation of operation systems and organisation mechanisms in alignment with transformation and upgrades.

In the aspect of operation systems, through persistent exploration and optimisation, the featured reform model of three-dimensional inter-driven forces comprising sub-division of performance evaluation units, professional operation and top-down support was formed, while more than 50,000 autonomous operation entities with unified accountability of duties, rights and interests were established, achieving concurrent growth of employee values and corporate values as a whole. The frontline vitality was significantly stimulated while professional endowment and capabilities as well as integrated service support level were consistently enhanced. Employees’ satisfaction and corporate cohesion were continuously reinforced. Our reforms measures are the paradigm of state-owned enterprises’ reforms.

Chairman’s Statement

In the aspect of organisation mechanisms, we carried out systematic reforms surrounding “three initiatives” and established the business innovation committee and technology innovation committee to coordinate and plan the corporate transformation blueprint. We also launched the operation of project- based systems and formed intellectualised joint project team to strengthen collaboration and innovation across professions, regions and levels.

In the aspect of factors reforms, we vigorously selected and recruited professional and technological talents which were requisite for the enterprise transformation, boosting the implementation of middle- to long- term incentives for core talents and endeavouring to establish talents system in alignment with transformation. We strived to bolster in-depth capital investment and operation to expedite the promotion of mixed-ownership reforms. With increased deployment in research and development, we commenced a number of significant research projects so as to accelerate the pace of technological innovation.

Corporate governance and social responsibility

We always commit to uphold a high level of corporate governance. Insisting on governing the corporate in accordance with laws and regulations, we attach great importance to risk management and control and continuously enhance corporate transparency to ensure corporate healthy and sustainable growth. Our persistent efforts in corporate governance have been widely recognised by the capital markets. In 2017, we were accredited with a number of awards and recognitions, including “Most Honored Company in Asia” by Institutional Investor for seven consecutive years, “No. 1 Best Managed Company in Asia” by FinanceAsia, “The Best of Asia – Icon on Corporate Governance” by Corporate Governance Asia and “Best Initiative in Innovation” by The Asset.

Chairman’s Statement

As a major force of constructing “Cyberpower, Digital China and Smart Society” and a network infrastructure provider, we persevere in fulfillment of social responsibility. With full exploitation of the “carrying pole” function, we connect the upstream and downstream partners along the value chain and drive the joint development of information and telecommunications industry together with Internet applications enterprises, bolstering robust development of digital economy. In grasping the wish to enjoy better living of the general public, we promote to offer efficient, convenient and intimate personalised product services. With further implementation of the “Speed Upgrade and Tariff Reduction” policy, we vigorously reinforced the construction of informatisation fundamental infrastructure in rural areas so as to foster targeted poverty alleviation for the benefit of the society and the general public as a whole. With vigorous promotion of bandwidth expansion of Internet backbone network, network communications quality was effectively assured. In addition, we are also devoted to maintain network security and information security, striving to create a clean and healthy cyberspace. With accelerated replacement of obsolete equipment, we promote energy saving and emission reduction as well as foster green development. We received high recognition and appreciation from the society through our efforts in successfully accomplishing telecommunications assurance for the 19th CPC National Congress, BRICS Summit and “the Belt and Road” Summit, as well as disaster relief and rescue activities.

Outlook

At present, national development enters into a new era as the economy is transitioning from a phase of rapid growth to a stage of high-quality development. Developing modernised economy becomes the strategic goal of our nation’s development. With the state’s vigorous promotion of the construction of “Cyberpower, Digital China and Smart Society”, in-depth integration of informatisation with real economy including new industrialisation, urbanisation, agricultural modernisation is reinforced. New growth areas are cultivated while new impetus are shaped and formed, bringing precious development opportunities for the telecommunications industry. From the viewpoint of the entire industry, there is still vast growth potential for subscribers scale. Demand for data traffic continues to maintain rapid growth while emerging businesses show enormous demand capacity, providing vast market development potential for us. Meanwhile, with intensified industry competition together with increased pressure on price competition of data traffic and broadband services, the fleeting development opportunities of subscribers scale lapse promptly and cross-industry competition becomes increasingly prominent.

Chairman’s Statement

The present condition inspires us to strive for excellence and work hard while the development path has long term implication. We will promote deepened supply-side structural reform and accelerate transformation and upgrades, fostering quality reform, efficiency reform and impetus reform. Leveraging all-round competitive capabilities and insisting on integration and innovation, we will implement a more proactive marketing strategy to accelerate efficient scale development and persistently promote cost reduction and efficiency enhancement, while appropriately responding to the changes of regulations as well as maintaining good growth momentum. Meanwhile, with our devoted efforts to deeply promote network intelligentisation, service ecologicalisation and operation intellectualisation, a new generation of informatisation fundamental infrastructure featuring “Internet of everything, human-computer interaction as well as integration of satellite with existing network as a whole” is being created and built. With the establishment of integrated ecology between information technology and various sectors and industries, we will enhance corporate total factor productivity and march towards the three major goals of “construction of Cyberpower, building a first-class enterprise, co-establishment of better living”, endeavouring to continuously create new value for shareholders.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express our sincere gratitude to all our shareholders and customers for their support. I would also like to express our sincere thanks to all our employees for their hard work and contributions. Furthermore, I would like to extend our sincere gratitude towards Mr. Sun Kangmin for his excellent contributions during his tenure of office as a Director of the Company.

Yang Jie
Chairman and Chief Executive Officer
Beijing, China

28 March 2018

Biographical Details of Directors, Supervisors and Senior Management

Mr. Yang Jie

Age 55, is the Chairman of the Board of Directors and Chief Executive Officer of the Company, joined the Board of Directors of the Company in October 2004. Mr. Yang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a major in radio engineering in 1984 and obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business in 2008. Mr. Yang served as Deputy Director General of Shanxi Posts and Telecommunications Administration, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute, General Manager of Business Department of the Northern Telecom of China Telecommunications Corporation, Executive Vice President, President and Chief Operating Officer of the Company, and Vice President and President of China Telecommunications Corporation. He is also the Chairman of China Telecommunications Corporation. Mr. Yang has extensive experience in management and the telecommunications industry.

Mr. Liu Aili

Age 54, is an Executive Director, President and Chief Operating Officer of the Company, joined the Board of Directors of the Company in November 2017. Mr. Liu is a professor-level senior engineer. He received a master of management degree from BI Norwegian School of Management, a doctorate degree in business administration from the Hong Kong Polytechnic University and is a visiting scholar at Harvard University and Yale University. Mr. Liu served as Director General of Shandong Mobile Telecommunications Administration, Director General of Network Department of China Mobile Communications Corporation, Chairman and President of China Mobile Group Shandong Company Limited, Chairman and President of China Mobile Group Zhejiang Company Limited, Chairman of CMPak Limited in Pakistan, Non-Executive Director of China Communications Services Corporation Limited, Executive Director and Vice President of China Mobile Limited, Vice President of China Mobile Communications Corporation and the Chairman of China Tower Corporation Limited. He is also a Director and President of China Telecommunications Corporation. Mr. Liu has extensive experience in management and the telecommunications industry.

Biographical Details of Directors, Supervisors and Senior Management

Mr. Ke Ruiwen

Age 54, is an Executive Director, Executive Vice President and Joint Company Secretary of the Company, joined the Board of Directors of the Company in May 2012. Mr. Ke obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business. Mr. Ke served as Deputy Director General of Jiangxi Posts and Telecommunications Administration, Deputy General Manager of Jiangxi Telecom, Managing Director of the Marketing Department of the Company and China Telecommunications Corporation, General Manager of Jiangxi Telecom, Managing Director of the Human Resources Department of the Company and China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation and the Chairman of Supervisory Committee of China Tower Corporation Limited. Mr. Ke has extensive experience in management and the telecommunications industry.

Mr. Gao Tongqing

Age 54, is an Executive Director and Executive Vice President of the Company, joined the Board of Directors of the Company in May 2017. Mr. Gao graduated from the Changchun Institute of Posts and Telecommunications with a major in telecommunications engineering and received a doctorate degree in business administration from the Hong Kong Polytechnic University. Mr. Gao served as Deputy Director General of Xinjiang Uygur Autonomous Region Posts and Telecommunications Administration, Deputy General Manager and General Manager of Xinjiang Uygur Autonomous Region Telecom Company and General Manager of China Telecom Jiangsu branch. He is also a Vice President of China Telecommunications Corporation. Mr. Gao has extensive experience in management and the telecommunications industry.

Biographical Details of Directors, Supervisors and Senior Management

Mr. Chen Zhongyue

Age 46, is an Executive Director and Executive Vice President of the Company, joined the Board of Directors of the Company in May 2017. Mr. Chen received a bachelor degree from Shanghai International Studies University, a master degree in economy from Zhejiang University and an executive master degree of business administration (EMBA) from Xiamen University. Mr. Chen served as Deputy General Manager of China Telecom Zhejiang branch, Managing Director of the Public Customers Department of the Company and China Telecommunications Corporation and General Manager of China Telecom Shanxi branch. He is also a Vice President of China Telecommunications Corporation. Mr. Chen has extensive experience in management and the telecommunications industry.

Mr. Chen Shengguang

Age 54, is a Non-Executive Director of the Company, joined the Board of Directors of the Company in May 2017. Mr. Chen graduated from Zhongnan University of Economics with a major in finance and accounting, and obtained a postgraduate degree in economics from Guangdong Academy of Social Sciences and a master degree in business administration (MBA) from Lingnan College of Sun Yat-sen University. Mr. Chen is currently the Director and General Manager of Guangdong Rising Assets Management Co., Ltd. (one of the domestic shareholders of the Company). Mr. Chen served as the Manager of Finance Department and Deputy General Manager of Guangdong Foreign Trade Import & Export Corporation, Head of Finance Department, Assistant to General Manager and Chief Accountant of Guangdong Guangxin Foreign Trade Group Co., Limited, Director of FSPG Hi-Tech Co., Ltd., Non- Executive Director of Xingfa Aluminium Holdings Limited, Director of Guangdong Silk-Tex Group Co., Ltd., Chief Accountant and Deputy General Manager of Guangdong Guangxin Holdings Group Ltd.. Mr. Chen has extensive experience in finance and corporate management.

Biographical Details of Directors, Supervisors and Senior Management

Mr. Tse Hau Yin, Aloysius

Age 70, is an Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in September 2005. Mr. Tse is currently an Independent Non-Executive Director of CNOOC Limited, Sinofert Holdings Limited, SJM Holdings Limited and China Huarong Asset Management Co., Ltd., all of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited (“HKSE Main Board”). Mr. Tse is also an Independent Non-Executive Director of OCBC Wing Hang Bank Limited (formerly known as “Wing Hang Bank Limited”, which was listed on the HKSE Main Board until October 2014). He was an Independent Non-Executive Director of China Construction Bank Corporation, which is listed on the HKSE Main Board, from 2004 to 2010. Mr. Tse was also an Independent Non-Executive Director of Daohe Global Group Limited (formerly known as “Linmark Group Limited”), which is listed on the HKSE Main Board, from 2005 to 2016. Mr. Tse was appointed as an Independent Non-Executive Director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation in March 2013. He is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past President and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a Non-Executive Chairman of KPMG’s operations in China and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

Biographical Details of Directors, Supervisors and Senior Management

Madam Cha May Lung, Laura

Age 68, is an Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in September 2008. Mrs. Cha is currently a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region and Chairman of the Financial Services Development Council of Hong Kong. She is the Non-Executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited, the Asia Pacific subsidiary of HSBC Holdings plc, of which she is also an Independent Non-Executive Director. She is a Non-Executive Director of Unilever PLC and Unilever N.V., Vice Chairman of the International Advisory Council of the China Securities Regulatory Commission (“CSRC”), and a Member of the International Advisory Council of the China Banking Regulatory Commission. Mrs. Cha served as Vice Chairman of CSRC from January 2001 to September 2004 and Assistant Director, Senior Director, Executive Director of Corporate Finance and Deputy Chairman of the Securities and Futures Commission of Hong Kong from 1991 to 2001. She received a Juris Doctor degree from Santa Clara University of USA in 1982.

Professor Xu Erming

Age 68, is an Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in September 2005. Professor Xu is a professor and Dean of Business School of Shantou University and Vice Chairman of the Chinese Enterprise Management Research Association. He is entitled to the State Council’s special government allowances and is the Independent Non-Executive Director of Comtec Solar Systems Group Limited. Professor Xu served as a professor, Ph.D supervisor of the Graduate School and Dean of Business School at the Renmin University of China, and the Independent Supervisor of Harbin Electric Company Limited. Over the years, Professor Xu has conducted research in areas related to strategic management, innovation and entrepreneurship management, and has been responsible for research on many subjects put forward by the National Natural Science Foundation, the National Social Science Foundation, and other authorities at provincial and ministry level. He has received many awards such as the Ministry of Education’s Class One Excellent Higher Education Textbook Award, the State-Level Class Two Teaching Award and the National Excellent Course Award. Professor Xu has been awarded the Fulbright Scholar of U.S.A. twice and the visiting scholar of McGill University, Canada. Professor Xu was previously a lecturer at the New York State University at Buffalo, U.S.A., the University of Scranton, U.S.A., the University of Technology, Sydney, the Kyushu University, Japan, Panyapiwat Institute of Management, Thailand and the Hong Kong Polytechnic University.

Biographical Details of Directors, Supervisors and Senior Management

Madam Wang Hsuehming

Age 68, is an Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in May 2014. Madam Wang received a bachelor of arts degree from the University of Massachusetts and attended Columbia University. She was a Senior Advisor and former Chairman of BlackRock China. She was also the former Chairman of China at Goldman Sachs Asset Management. She joined Goldman Sachs in 1994, became a Partner in 2000 and an Advisory Director from 2010 to 2011. With nearly 30 years of experience in financial services, she participated in pioneering efforts in China’s economic reform and development. She was instrumental in advising Ministry of Posts and Telecommunications and Ministry of Information Industry (now known as Ministry of Industry and Information Technology) in the privatisations and listings of its mobile and fixed line businesses. She also participated in advising appropriate operators in strategic investments by international telecom companies. The early cross-border financings of aircraft and other capital equipment in China’s aviation sector, as well as the separate listings of national airlines, and important provincial and municipal credit restructurings also formed part of Madam Wang’s understanding of China’s economic growth in the past three decades.

Biographical Details of Directors, Supervisors and Senior Management

Mr. Sui Yixun

Age 54, is the Chairman of the Supervisory Committee of the Company, joined the Supervisory Committee of the Company in May 2015. Mr. Sui is currently the Managing Director of audit department of the Company and a Supervisor of Tianyi Telecom Terminals Company Limited. Mr. Sui received a bachelor degree from Beijing Institute of Posts and Telecommunications and a master degree in business administration from Tsinghua University. Mr. Sui served as Deputy General Manager of China Telecom Shandong branch, Deputy General Manager of the Northern Telecom of China Telecommunications Corporation and General Manager of China Telecom Inner Mongolia Autonomous Region branch. Mr. Sui is a senior economist and has extensive experience in operational and financial management in the telecommunications industry.

Mr. Zhang Jianbin

Age 52, is an Employee Representative Supervisor of the Company, joined the Supervisory Committee of the Company in October 2012. Mr. Zhang is currently the Deputy Managing Director of the Corporate Strategy Department (Legal Department) and the Deputy General Counsel of China Telecommunications Corporation. Mr. Zhang graduated from the Law School of Peking University in 1989 and received LLM degree. He also had EMBA degree from the Guanghua School of Management at Peking University in 2006. He previously worked at the Department of Policy and Regulation of the Ministry of Posts and Telecommunications (“MPT”) and the Directorate General of Telecommunications (“DGT”) of the MPT. He served as Deputy Director of the General Office and Deputy Director of the Legal Affairs Division of the DGT of the MPT, Director of the Corporate Strategy Department (Legal Department) of the Company. Mr. Zhang is a senior economist with extensive experience in telecommunications legislation and regulation, corporate governance, corporate legal affairs and risk management.

Mr. Yang Jianqing

Age 58, is an Employee Representative Supervisor of the Company, joined the Supervisory Committee of the Company in May 2017. Mr. Yang is currently the General Manager of Corporate Culture Department of the Company. Mr. Yang graduated from the Beijing Institute of Posts and Telecommunications with a bachelor degree in 1982 and obtained a master degree in business administration from the University of Hong Kong. Mr. Yang served as Director General of Xining Telecommunications Bureau in Qinghai province, Deputy General Manager and General Manager of China Telecom Qinghai branch, General Manager of China Telecom Gansu branch, financial controller of the Company. Mr. Yang is a senior engineer and has extensive experience in operational and financial management in the telecommunications industry.

Biographical Details of Directors, Supervisors and Senior Management

Mr. Ye Zhong

Age 58, is a Supervisor of the Company, joined the Supervisory Committee of the Company in May 2015. Mr. Ye is a senior accountant. He holds a bachelor degree. Mr. Ye is the Deputy General Manager of Zhejiang Financial Development Company (one of the domestic shareholders of the Company), Chairman and General Manager of Zhejiang Provincial Innovation and Development Investment Co. Ltd., Chairman of Zhejiang Venture Capital Fund of Funds Management Co. Ltd., Chairman of Zhejiang Financial Market Investment Co. Ltd., Chairman and General Manager of Zhejiang Agricultural Investment and Development Fund Co. Ltd., Chairman and General Manager of Zhejiang Infrastructure Investment (including PPP) Fund Co. Ltd., Director of Zhejiang Provincial Financial Holdings Co., Ltd. and Director of Zhejiang Provincial Industry Fund Co., Ltd.. Mr. Ye served as Deputy Director of the Social Security Division of the Department of Finance of Zhejiang Province, Deputy Director of the Discipline Inspection Division and Director of Supervisory Office of the Department of Finance of Zhejiang Province delegated by the Discipline Inspection Commission and Department of Supervision of Zhejiang Province. Mr. Ye has extensive experience in government’s work and state-owned enterprise management.

Vertical – Horizontal Synergies

Create Infinite Possibilities

Vertical – Horizontal Synergies Create Infinite Possibilities

Management’s Discussion and Analysis

Business Review

The following table sets out the key operating data for 2015, 2016 and 2017:

	Unit	2015	2016	2017	2017 change over 2016
Mobile subscribers	Million	197.90	215.00	249.96	16.3%
of which: 4G users	Million	58.46	121.87	182.04	49.4%
Mobile voice usage	Billion minutes	667.5	720.6	769.2	6.7%
Handset data traffic	kTB	554.7	1,277.0	3,597.0	181.7%
4G users DOU	MB/month/user	751	1,029	2,012	95.5%
Wireline broadband subscribers	Million	113.06	123.12	133.53	8.5%
of which: Fibre-to-the-Home (FTTH) subscribers	Million	70.99	105.99	126.17	19.0%
e-Surfing HD subscribers	Million	40.38	61.33	85.76	39.8%
Internet of Things connected devices	Million	0.98	14.19	44.30	212.2%
“BestPay” average monthly active users	Million	3.51	16.21	33.00	103.6%
Access lines in service	Million	134.32	126.86	121.80	-4.0%
Wireline local voice usage	Billion pulses	110.9	93.4	75.1	-19.6%

Management’s Discussion and Analysis

Business Review

In 2017, with accelerated promotion of network intelligentisation, service ecologicalisation and operation intellectualisation, the Company focused on the scale development of the five ecospheres, and achieved sound revenue growth momentum, continuous optimisation of business structure, sustained subscriber scale expansion and remarkably strengthened comprehensive capabilities.

Key Operating Performance in 2017

1.	Healthy growth in operating revenues with continuous optimisation in business structure

In 2017, the Company’s operating revenues increased by 3.9% year-on-year to RMB366.2 billion. Service revenues increased by 6.9% year-on-year to RMB331.0 billion. Revenue structure was further optimised, with emerging businesses accounting for 46% of service revenues, up 6.4 percentage points year-on-year. Of which, handset Internet access revenue and New ICT Application revenue increased by 33% and 20% respectively year-on-year, forming major drivers of revenue growth.

4455160-131508500Service Revenues 6.9% Surpassing Industry Average for Three Consecutive Years

Management’s Discussion and Analysis

Business Review

2.	Strong growth momentum for mobile services with scale hitting six-year high

Mobile subscribers reached 250 million in 2017, with a net addition of 34.96 million. Its market share reached 17.6%, representing an increase of 1.4 percentage points over the end of last year. Of which, 4G users reached 182 million, with a net addition of 60.17 million.

With 4G development entering into the phase of scale expansion and value realisation in 2017, the Company kept abreast of the market trend and grasped the opportunities arising from handset upgrade, demand for multiple SIM cards and explosive growth of data traffic ignited by Internet applications, to actively create new development models and leverage flexible combination of initiatives including multi-business convergence, “multi-mode” handsets and BestPay red packet, etc., striving to accelerate scale expansion. Thereby, net addition of mobile subscribers doubled year-on-year. Actively leveraging on data price elasticity, the Company launched large data traffic packages and Internet card products to raise both volume consumption and value of data, achieving growth of both data traffic and revenue. As a result, handset data traffic and handset Internet access revenue recorded

Handset 4G 3550920-48387000Data Traffic 182% 2016 2017 2016 2017 3910330361950013093703619500249.96 133.53 16.3% 8.5% 215.00 182.04 49.4% 123.12 105.99 126.17 19.0% 121.87 Mobile Broadband 4G FTTH Mobile Subscribers (Million) Wireline Broadband Subscribers (Million)

Management’s Discussion and Analysis

Business Review

year-on-year increases of 182% and 33%, respectively. The Company accelerated the popularisation of, and acquired international standard certification for “multi-mode” handsets, and integrated the industry value chain, so as to strengthen handset business operation. In 2017, “multi-mode” handsets sales volume of the whole industry increased by over 20%1 year-on-year, accounting for 80%1 of total handset sales volume. Of which, China Telecom’s “multi-mode” handset sales were over 130 million, representing a year-on-year increase of nearly 70%, opening up more room for mobile business development.

3.	Prominent brand differentiation edge of broadband service with strengthened resilience and growth momentum

Net addition of wireline broadband subscribers was 10.41 million in 2017, reaching a total of 134 million, of which share of subscribers enjoying access bandwidth of 100 Mbps or above was nearly 50%. Net addition of e-Surfing HD subscribers was 24.43 million, reaching a total of 85.76 million.

In 2017, in face of intensified competition and changing market landscape, the broadband business of the Company continued to grow rapidly, with net addition of subscribers hitting five-year high, demonstrating high resilience and growth momentum. With Smart Family as springboard, the Company sped up developing the Smart Family ecosphere by launching convergence packages with various services including fibre broadband, e-Surfing HD, Intelligent WiFi Networking Services, Family Cloud, etc. so as to address the growing market demand for applications such as smart household, video entertainment, and household networking. Adhering to leading development concepts while further implementing the strategy of “Broadband China, Fibre Cities”, the Company became the pioneer in achieving full fibre network coverage and leadership with Gbps capability, while also ensured high quality end-to-end Internet access experience with optimised network structure. The Company expedited response to installation and maintenance requests and promoted service standards of “installation within one day, repairs within one day, compensation in the event of delay”, while also introduced the industry’s first HD-TV service standard to enhance subscribers’ experience, which all contributed to the industry-leading customer satisfaction ratings of wireline Internet access service.

[1]	The data is quoted from SINO Market Research.

Share of 100Mbps+ 22758404254500 Bandwidth Subscribers Nearly 50% China Telecom Corporation Limited Annual Report 2017 64% 64% for of Broadband Subscribers and changing market 1 The data is quoted from SINO Market Research. e-Surfing HD 033

Management’s Discussion and Analysis

Business Review

4.	Ecologicalised operation achieved significant results with emerging business demonstrating strong momentum

Revenue of New ICT Application ecosphere in 2017 grew by 20% year-on-year. Of which, revenues from IDC, cloud and Big Data increased by 20%, 62% and 88% respectively. Revenue from IoT ecosphere increased by nearly 200%.

In 2017, the Company accelerated the exploration of emerging business and launched cloud platform featuring ICT capability exposure for enterprise customers by consolidating cloud, Big Data and other smart platforms, and collaborating with partners in respect of contents, solutions and applications, in response to booming development of cloud, Big Data and IoT markets, as well as scale expansion of government administration cloud and smart city markets. The Company focused on four key targeted markets namely government administration, education, healthcare and industrial Internet, and extended efforts in strengthening open cooperation and fostering informatised applications, so as to facilitate industry transformation and upgrades. The Company comprehensively upgraded its IoT open platform by fully leveraging on first-mover advantage of NB-IoT network, and innate edges of deep coverage of 800MHz frequency band, as well as high online rate of IoT connected devices. The Company also pioneered to announce a white paper for NB-IoT modules, and expedited the maturing process of upper stream of the industry value chain by means such as module subsidies and project engagement. 34 models of NB-IoT communication modules of 30 brands are now mass production-ready. The Company actively explored into vertical sectors including smart city, white goods,

New generation NB-IoT officially commercialised in Qingdao Big Data Revenue 88% IoT Revenue Nearly 200% 034

Management’s Discussion and Analysis

Business Review

and Internet of livestock, and took the lead to launch smart applications and products with industry-leading partners to establish new benchmark of new generation IoT. The Company also propelled innovative development model of consumer financing by rolling out BestPay red packet and Orange Instalment Payment Service, which also mutually supported and coordinatedly developed with fundamental business. Through creating more spending scenarios in offline channel and increasing users’ spending frequency, scale of “BestPay” active users, active participating merchants as well as the gross merchandise value grew rapidly.

5.	Strengthening channel operation; channel sales and service capabilities steadily enhanced

The Company continued to push forward professional channel operation by effectively expanding scale of channels and reinforcing channel coordination, thereby remarkably enhancing channel sales and service capabilities. For physical channels, focus was placed on three aspects, namely business districts, communities and rural areas, outlet coverage in key areas was strengthened, channel structure was optimised, systematic assessment for community markets and channel performance scoring systems were established, outlet efficiency was improved, which altogether strengthened support for operation and development fundamentals. During 2017, the number of contributing points-of-sale in physical channels increased by 20,000 year-on-year and the sales-per-self-owned outlet increased by 26% year-on-year. On the online channel frontier, the Company coordinated O2O operation through innovative sales models such as cooperation with Internet companies for Internet card products and precision marketing. As a result, online sales capability was further strengthened and online sales accounted for 13% of total sales volume. On the government and enterprise channel frontier, the Company reinforced the direct sales system and built a team integrating sales, support and servicing functions, so as to enhance sales capability in emerging business. The Company also explored new service channels and injected intelligence into services, and launched intelligentised services like customer servicing on live video chat and Wechat platforms as well as intelligent customer service robots, so as to achieve comprehensive improvement of customer service efficiency.

“BestPay” GMV RMB1.56 Trillion Cloud Revenue 62% 194373522288500 IDC Revenue 20% China Telecom Corporation Limited Annual Report 2017 035

Management’s Discussion and Analysis

Business Review

6.	Basic completion of construction of superior networks further establishing network leadership advantages

The Company has accelerated the construction of 4G, all-fibre and IoT superior networks and quickened the pace of network intelligentisation, completing the first nationwide and the world’s largest LTE-FDD 4G network with 1.17 million base stations in total, covering 98% population of China. The Company has established the largest FTTH network in the world achieving full coverage of fibre network in residential areas of cities, towns and townships. Gbps fibre network was also deployed on an on-demand basis in over 150 key cities, effectively securing leading edge of fibre network. Leveraging the low- frequency 800MHz LTE network, the Company became the pioneer in building the world’s first full coverage NB-IoT network at low cost, which became the key carrier for Internet of everything such as smart family, smart city and intelligent manufacturing. Cloud infrastructure and Big Data platform under unified operation were basically established, offering strong support to the business scale development of ecospheres.

Management’s Discussion and Analysis

Business Review

Outlook for 2018

2018 is a crucial year for the Company to further establish competitive edges and promote transformation and upgrades. Guided by various strategic principles, the Company will further bolster network intelligentisation, service ecologicalisation and operation intellectualisation, further develop the five ecospheres and forge differentiated edges, in a bid to achieve new breakthrough in both business scale and revenue. In respect of Intelligent Connections ecosphere, the Company will apply full-service convergence strategy, integrating differentiated edges in large data traffic plans, “multi-mode” handsets, BestPay red packet, premium broadband, 4K HD TV and Smart Family applications, so as to further expedite the scale expansion of 4G and fibre broadband businesses, and re-accelerate the development of fundamental business. The Company will strengthen data traffic operation and business development on existing subscribers, optimise the data operation model that integrates data traffic and content, so as to enhance subscriber value. In respect of Smart Family ecosphere, the Company will speed up scale expansion and value monetisation of e-Surfing HD service, spur rapid volume growth, upgrade and content enrichment of key applications such as Family Cloud, Intelligent WiFi Networking Services, Smart Speaker, Webcam Surveillance and Unified Account, so as to expedite ecologicalisation. In respect of Internet Finance ecosphere, the Company will leverage its fundamental business edge to expand the scales of gross merchandise value, active users and actively participating merchants of “BestPay” with diversification of payment scenarios and enhancement in payment functions, with an aim of perfecting customer experience.

Management’s Discussion and Analysis

Business Review

In respect of IoT ecosphere, the Company will target at three markets, namely smart city, vertical industries and personal consumption, leveraging advantages of 4G dedicated network and low-frequency NB-IoT network to produce enablement platform edge, seize the IoT application market and achieve scale breakthrough. In respect of New ICT Application ecosphere, the Company will make cloud the leading element of key businesses, build the advantage from converging “Two Ts”2, transform “simple connectivity” to cloud-network integration and IoT-cloud integration, and use cloud to drive the development of mobile, dedicated line and satellite businesses, thereby achieving convergence development, competition by differentiation and ecologicalised synergies.

In 2018, the Company will accelerate operation intellectualisation, endeavour to establish supporting and enablement edges in terms of IT, Big Data, channel and customer service. The Company will forge an open digital capability operating platform for internal use and clients, integrating IT, data, platform and other standard capabilities across the entire network, and extend the application of such platform in marketing, customer service, product development and network operation in typical application scenarios, so as to foster enhancement in quality and efficiency and customer experience improvement. The Company will endeavour to build a new demand- oriented, Big Data application-driven and online-offline-intergrated comprehensive channel system, so as to enhance the sales and service capabilities of channels. The

[2]	Two Ts: DICT and IoT

Management’s Discussion and Analysis

Business Review

Company will also establish a nationwide- unified artificial intelligence platform with the “Proactive Service and Intelligent Alert” function to continuously increase service efficiency. A quality control mechanism for products, operation and services will be set up to further optimise the Company’s quality management system and to secure quality edges of all products and services.

Guided by CTNet2025, the Company will also deepen the promotion of network intelligentisation, to build three superior fundamental networks, namely 4G network, all-fibre network and IoT network, so as to establish comprehensive network edge. The 4G network will aim to secure leading position in four aspects, i.e. appropriate leading position in wide area coverage, relative leading position in continuous coverage, absolute leading position in shallow coverage and focused leading position in deep coverage, to ensure subscribers have brand new experience with and perception of the 4G network, and to support the scale commercialisation of VoLTE HD voice business. Meanwhile, end-to-end fine- tuning of broadband network will be reinforced, so as to strengthen the Company’s advantage in fibre network coverage, and secure absolute edges in family broadband, government and enterprise access. In addition, the Company will continue to optimise NB-IoT network and accelerate the introduction of eMTC, aiming to build a premium IoT network. The Company will carry out coordinated planning for cloud/IDC infrastructure and CDN deployment, and promote SDN/NFV deployment as planned. The Company will proactively yet steadily promote the implementation of transformation and upgrades strategy, provide strong support to business scale development, continue to enhance the quality and efficiency of corporate development, and foster mutual growth in corporate value, customer value and employee value.

PT/EXPO COMM CHINA

Management’s Discussion and Analysis

Financial Review

Summary

In 2017, the Company deepened its reform and innovation and accelerated the scale development leading by its transformation and upgrades strategy. Development capabilities were continuously accumulated while efficiency and effectiveness were successfully enhanced. As a result, the overall operating results achieved steady growth. Operating revenues in 2017 were RMB366,229 million, an increase of 3.9% from year 20161; service revenues2 were RMB331,044 million, an increase of 6.9% from year 2016; operating expenses were RMB339,009 million, an increase of 4.2% from year 2016; profit attributable to equity holders of the Company was RMB18,617 million, an increase of 3.3% from year 2016; basic earnings per share were RMB0.23; EBITDA3 was RMB102,171 million, an increase of 7.4% from year 2016 and the EBITDA margin4 was 30.9%, an increase of 0.2 percentage point from last year.

Operating Revenues

In 2017, the Company insisted on integration and innovation, and effectively responded to market competition. The subscribers scale grew rapidly and the revenue structure was continuously optimised with steady growth in operating revenues. Operating revenues in 2017 were RMB366,229 million, an increase of 3.9% from year 2016. Of which, total mobile revenues were RMB180,535 million, an increase of 4.8% from year 2016; total wireline revenues were RMB185,694 million, an increase of 3.0% from year 2016.

[1]	In 2017, the Group acquired the satellite communications business and Shaanxi Zhonghe Hengtai Insurance Agent Limited (陝西中和恒泰保險代理有限公司 ). As the transaction was recognised as a combination of entities under common control, the comparative figures of prior years have been restated accordingly. Please refer to note 1 of the audited consolidated financial statements for details.
[2]	Service revenues were calculated based on operating revenues minus sales of mobile terminals (2017: RMB26,759 million; 2016: RMB34,612 million), sales of wireline equipment (2017: RMB6,446 million; 2016: RMB5,902 million) and other non-service revenues (2017: RMB1,980 million; 2016: RMB2,208 million).
[3]	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, we believe EBITDA may be helpful in analysing the operating results of a telecommunications service provider such as the Company. Although EBITDA has been widely applied in the global telecommunications industry as a benchmark to reflect operating performance, debt raising ability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent net cash from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.
[4]	EBITDA margin was calculated based on EBITDA divided by service revenues.

Management’s Discussion and Analysis

Financial Review

The following table sets forth a breakdown of the operating revenues for 2016 and 2017, together with their respective rates of change:

	For the year ended 31 December
(RMB millions, except percentage data)	2017	2016 (restated)	Rates of change
Voice	61,678	70,185	-12.1%
Internet	172,554	150,449	14.7%
Information and application services	73,044	66,881	9.2%
Telecommunications network resource services and lease of network equipment	19,125	17,781	7.6%
Others	39,828	47,238	-15.7%

Total operating revenues	366,229	352,534	3.9%

Voice

In 2017, being continuously affected by the substitution effect of mobile Internet services such as OTT, revenue from voice services was RMB61,678 million, a decrease of 12.1% from year 2016, accounting for 16.8% of operating revenues. Of which, revenue from wireline voice services was RMB22,263 million, a decrease of 14.3% from year 2016; revenue from mobile voice services was RMB39,415 million, a decrease of 10.8% from year 2016. The risks associated with revenue from voice services were further mitigated while the revenue structure was continuously optimised.

Internet

In 2017, revenue from Internet services was RMB172,554 million, an increase of 14.7% from year 2016, accounting for 47.1% of operating revenues. The Company further deepened its integrated operation and strengthened applications enrichment. With optimisation in network and service quality, we are able to reinforce our leading position in the broadband market. Besides, we strived to preserve our corporate value while expanding the scale development of broadband subscribers. At the end of 2017, the number of wireline broadband subscribers reached 134 million, with a net increase of 10.41 million. The wireline broadband revenue was RMB76,744 million, which was relatively stable as compared with that of year 2016. The Company well planned the all- rounded 4G development through active promotion of popularity of “multi-mode” handsets, innovative introduction of large data traffic products and continuous construction of the superior 4G network, providing new engines for the fast- growing mobile services and effectively driving the rapid increase in mobile data traffic and related revenue. Revenue from mobile Internet access services was RMB92,961 million, an increase of 31.5% from year 2016. Of which, mobile handset Internet access revenue was RMB90,865 million, an increase of 33.1% from year 2016.

Management’s Discussion and Analysis

Financial Review

Information and Application Services

In 2017, revenue from information and application services was RMB73,044 million, an increase of 9.2% from year 2016, accounting for 20.0% of operating revenues. Of which, revenue from wireline information and application services was RMB52,037 million, an increase of 17.3% from year 2016, mainly benefiting from the rapid growth of IDC, cloud, Big Data and e-Surfing HD services. Revenue from mobile information and application services was RMB21,007 million, a decrease of 6.7% from year 2016, which was mainly due to the decrease in revenue from traditional value-added services such as information inquiry services.

Telecommunications Network Resource Services and Lease of Network Equipment

In 2017, revenue from telecommunications network resource services and lease of network equipment was RMB19,125 million, an increase of 7.6% from year 2016, accounting for 5.2% of operating revenues. Of which, revenue from wireline telecommunications network resource services and lease of network equipment was RMB18,835 million, an increase of 7.0% from year 2016, which was mainly due to the favourable growth in revenue from the IP-VPN service and digital circuit service.

Others

In 2017, revenue from other services was RMB39,828 million, a decrease of 15.7% from year 2016, accounting for 10.9% of operating revenues. Revenue from sales of mobile terminals was RMB26,759 million, a decrease of 22.7% from year 2016, which was mainly attributable to the enhanced promotion and increasing popularisation of “multi-mode” handsets, the increase of number of terminals sold through open channels as well as the reduction in the Company’s centralised procurement, resulting in the decline in revenue from sales of terminals.

Operating Expenses

The Company continued to optimise the cost structure and rationalised the allocation of resources in order to support the scale development. In 2017, operating expenses were RMB339,009 million, an increase of 4.2% from year 2016. Operating expenses accounted for 92.6% of operating revenues, an increase of 0.3 percentage point from year 2016.

The following table sets forth a breakdown of the operating expenses in 2016 and 2017 and their respective rates of change:

	For the year ended 31 December
(RMB millions, except percentage data)	2017	2016 (restated)	Rates of change
Depreciation and amortisation	74,951	67,942	10.3%
Network operations and support	103,969	94,156	10.4%
Selling, general and administrative	58,434	56,426	3.6%
Personnel expenses	56,043	54,504	2.8%
Other operating expenses	45,612	52,286	-12.8%

Total operating expenses	339,009	325,314	4.2%

Management’s Discussion and Analysis

Financial Review

Depreciation and Amortisation

In 2017, depreciation and amortisation was RMB74,951 million, an increase of 10.3% from year 2016, accounting for 20.5% of operating revenues. The increase was mainly due to the changes in accounting depreciable lives of certain fixed assets from 10 years to 5 years by the Company with effect from 1 October 2017, and accordingly the depreciation expenses increased by RMB4,045 million. Meanwhile, since the Company continued with its large-scale investment in the development of 4G and fibre broadband network in recent years, the increase in depreciation of newly added assets outweighed the decrease in depreciation of the existing assets.

Network Operations and Support

In 2017, network operations and support expenses were RMB103,969 million, an increase of 10.4% from year 2016, accounting for 28.4% of operating revenues. It was mainly due to the increase in the tower assets lease fee and the costs of repairs and maintenance attributed to the enhancement of network capabilities and quality. At the same time, the Company implemented stringent cost management and control and therefore, the increase in network operations and support expenses was under effective control.

Selling, General and Administrative

In 2017, selling, general and administrative expenses amounted to RMB58,434 million, an increase of 3.6% from year 2016, accounting for 16.0% of operating revenues. Selling expenses were RMB50,345 million, an increase of 5.3% from year 2016. The Company continuously optimised its sales and marketing model, appropriately increased its investment in channel costs and significantly reduced the terminal subsidies, achieving enhancement in the overall utilisation effectiveness of sales and marketing expenses. Of which, commission and service expenses for third parties amounted to RMB36,273 million, an increase of 17.9% from year 2016. Advertising and promotion expenses amounted to RMB14,072 million, a decrease of 17.6% from year 2016, of which the terminal subsidies amounted to RMB4,707 million, a decrease of 49.8% from year 2016.

Personnel Expenses

In 2017, personnel expenses were RMB56,043 million, an increase of 2.8% from year 2016, accounting for 15.3% of operating revenues. For details of the number of employees, remuneration policies and training schemes, please refer to the Environmental, Social and Governance Report in the Annual Report for the year ended 31 December 2017.

Other Operating Expenses

In 2017, other operating expenses were RMB45,612 million, a decrease of 12.8% from year 2016, accounting for 12.4% of operating revenues. The cost of mobile terminal equipment sold amounted to RMB25,488 million, a decrease of 22.5% from year 2016, which was in line with the decrease in revenue from sales of mobile terminals.

Management’s Discussion and Analysis

Financial Review

Net Finance Costs

In 2017, net finance costs were RMB3,291 million, an increase of 1.7% from year 2016. Net exchange loss amounted to RMB134 million in year 2017. The fluctuation of foreign exchange gain or loss was mainly due to the effect of changes in the exchange rate of RMB against USD.

Profitability Level

Income Tax

The Company’s statutory income tax rate is 25%. In 2017, income tax expenses were RMB6,192 million with the effective income tax rate of 24.8%. The difference between the effective income tax rate and the statutory income tax rate was mainly due to the preferential income tax rate, which was lower than the statutory income tax rate, enjoyed by some of our branches with operations in the western region of China and some of our subsidiaries.

Profit Attributable to Equity Holders of the Company

In 2017, profit attributable to equity holders of the Company was RMB18,617 million, an increase of 3.3% from year 2016.

Changes in Accounting Estimates

Since the implementation of transformation and upgrades strategy in June 2016, the Company has expedited the construction of new generation network, continuously raising the demand for high performance and rapid cannibalisation of assets. Following an assessment conducted during the year, the Company considered that there were changes in the expected useful lives of the enterprise information system equipment, IPTV equipment and CDN equipment along with the fast high-definition development of the video services, the rapid evolution of information technology and the accelerated cannibalisation of equipment. To ensure the accounting depreciable lives of fixed assets better reflecting the condition of actual usage of the assets, the Company resolved to change the accounting depreciable lives of the above assets from 10 years to 5 years in order to further reinforce assets quality and enhance the market competitiveness of our services, which will in turn promote the long-term sustainable development of the Company. The above changes have been implemented with effect from 1 October 2017. These changes in accounting estimates resulted in the corresponding increase of depreciation expenses by RMB4,045 million in year 2017.

Management’s Discussion and Analysis

Financial Review

Capital Expenditure and Cash Flows

Capital Expenditure

In 2017, the Company continued to enhance its management and control of capital expenditure, consistently optimised the investment structure as well as took advantage of Big Data to implement precision investment, which resulted in improvement of the investment efficiency and effectiveness. In 2017, capital expenditure was RMB88,712 million, a decrease of 8.4% from year 2016.

Cash Flows

Net decrease in cash and cash equivalents in 2017 was RMB4,908 million while the net decrease in cash and cash equivalents in year 2016 was RMB7,463 million.

The following table sets forth the cash flow position in 2016 and 2017:

	For the year ended 31 December
(RMB millions)	2017	2016 (restated)
Net cash flow from operating activities	96,502	101,135
Net cash flow used in investing activities	(85,263)	(99,043)
Net cash flow used in financing activities	(16,147)	(9,555)

Net decrease in cash and cash equivalents	(4,908)	(7,463)

In 2017, the net cash inflow from operating activities was RMB96,502 million, a decrease of 4.6% from year 2016, which was mainly due to the increase in expenses related to operating activities.

In 2017, the net cash outflow used in investing activities was RMB85,263 million, a decrease of 13.9% from year 2016, which was mainly due to the decrease in capital expenditure.

In 2017, the net cash outflow used in financing activities was RMB16,147 million, an increase of 69.0% from year 2016, which was mainly due to the higher amount of repayment of deferred consideration of mobile network acquisition due this year than the newly obtained borrowings.

Management’s Discussion and Analysis

Financial Review

Working Capital

The Company consistently upheld prudent financial principles and stringent fund management policies. At the end of 2017, working capital (total current assets minus total current liabilities) deficit was RMB203,858 million, a decrease in deficit of RMB41,141 million from year 2016. The decrease in deficit was mainly due to the repayment of deferred consideration of mobile network acquisition due this year. As at 31 December 2017, the unutilised credit facilities were RMB154,793 million (2016: RMB161,229 million). Given the stable net cash inflow from operating activities and the sound credit record, the Company has sufficient working capital to satisfy the operation requirement. At the end of 2017, cash and cash equivalents amounted to RMB19,410 million, amongst which cash and cash equivalents denominated in Renminbi accounted for 81.6% (2016: 81.8%).

Assets and Liabilities

In 2017, the Company continued to maintain a solid financial position. At the end of 2017, the total assets increased by 1.3% to RMB661,194 million from RMB652,558 million at the end of 2016. Total indebtedness decreased to RMB104,377 million from RMB112,528 million at the end of 2016. The ratio of total indebtedness to total assets decreased to 15.8% from 17.2% at the end of 2016.

Indebtedness

The indebtedness analysis as at the end of 2016 and 2017 is as follows:

	For the year ended 31 December
(RMB millions)	2017	2016
Short-term debt	54,558	40,780
Long-term debt and payable maturing within one year	1,146	62,276
Long-term debt	48,596	9,370
Finance lease obligations (including current portion)	77	102

Total debt	104,377	112,528

Management’s Discussion and Analysis

Financial Review

By the end of 2017, the total indebtedness was RMB104,377 million, a decrease of RMB8,151 million from the end of 2016, which was mainly due to the effective reduction in scale of interest-bearing debt as a result of the efficient centralised capital management implemented by the Company. Of the total indebtedness, loans denominated in Renminbi, US Dollars and Euro accounted for 99.4% (2016: 99.4%), 0.4% (2016: 0.4%) and 0.2% (2016: 0.2%), respectively. 99.5% (2016: 44.3%) of the indebtedness are loans with fixed interest rates, while the remaining portion of the indebtedness represented loans with floating interest rates.

As at 31 December 2017, neither the Company nor any of its subsidiaries pledge any assets as collateral for debt (2016: Nil).

Most of the revenues received and expenses paid in our business were denominated in Renminbi, therefore there were no significant risk exposures arising from foreign exchange fluctuations.

Investment in China Tower

In 2017, the Company held 27.9% of China Tower Corporation Limited (“China Tower”). Please refer to note 9 of the audited consolidated financial statements for its financial performance during the year. In the future, the Company can enjoy more fundamental network resources through China Tower. As one of the shareholders of China Tower, it is expected that we can benefit from the enhancement of profits and values from China Tower.

Contractual Obligations

		1 January 2018 to 31 December	1 January 2019 to 31 December	1 January 2020 to 31 December	1 January 2021 to 31 December	1 January 2022 to 31 December
(RMB millions)	Total	2018	2019	2020	2021	2022	Thereafter
Short-term debt	55,682	55,682	—	—	—	—	—
Long-term debt	58,543	2,725	2,716	22,719	1,942	21,951	6,490
Operating lease commitments	69,766	20,680	19,563	16,730	6,631	3,376	2,786
Capital commitments	11,246	11,246	—	—	—	—	—

Total contractual obligations	195,237	90,333	22,279	39,449	8,573	25,327	9,276

Note:	Amounts of short-term debt, and long-term debt include recognised and unrecognised interest payable, and are not discounted.

Launch ceremony for the construction of national backbone network & 5G innovative demo network in Xiong’an	Management signed the strategic cooperation framework with the Qingdao government

Hand in Hand to Co-buid Ecosystem-Tetris

Report of the Directors

The Board of Directors (the “Board”) of China Telecom Corporation Limited (the “Company”) hereby presents its report together with the audited consolidated financial statements of the Company and its subsidiaries (collectively, the “Group”) prepared in accordance with the International Financial Reporting Standards for the year ended 31 December 2017.

Principal Business

The principal business of the Company and the Group is the provision of fundamental telecommunications services including comprehensive wireline telecommunications services, mobile telecommunications services, value-added services such as Internet access services, information services and other related services within the service area of the Group.

Results

Results of the Group for the year ended 31 December 2017 and the financial position of the Group as at that date are set out in the audited consolidated financial statements on pages 147 to 221 of this annual report.

Dividend

The Board proposes a final dividend in the amount equivalent to HK$0.115 per share (pre-tax), totalling approximately RMB7,518 million for the year ended 31 December 2017. The dividend proposal will be submitted for consideration at the annual general meeting to be held on 28 May 2018 (the “Annual General Meeting”). Dividends will be denominated and declared in Renminbi.

Dividends for holders of domestic shares and the investors of the Shanghai Stock Exchange and Shenzhen Stock Exchange (including enterprises and individuals) investing in the H shares of the Company listed on the Hong Kong Stock Exchange (the “Southbound Trading Link”) (the “Southbound Investors”) will be paid in Renminbi, whereas dividends for H share shareholders other than Southbound Investors will be paid in Hong Kong dollars. The relevant exchange rate will be the average median rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividends at the annual general meeting. The proposed final dividends are expected to be paid on 27 July 2018 upon approval at the Annual General Meeting.

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” and the “Implementation Rules of the Enterprise Income Tax Law of the People’s Republic of China” in 2008, the Company shall be obliged to withhold and pay 10% enterprise income tax when it distributes the proposed 2017 final dividends to non-resident enterprise shareholders of overseas H shares (including HKSCC Nominees Limited, other corporate nominees or trustees, and other entities or organisations) whose names appear on the Company’s H share register of members on 11 June 2018.

According to regulations by the State Administration of Taxation (Guo Shui Han [2011] No. 348) and relevant laws and regulations, if the individual H share shareholders who are Hong Kong or Macau residents and those whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of less than 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholders whose country of domicile

Report of the Directors

Report of the Directors

is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the actual tax rate stipulated in the relevant tax treaty. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 20%, or a country which has not entered into any tax treaties with PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the individual H share shareholders.

The Company will determine the country of domicile of the individual H share shareholders based on the registered address as recorded in the H share register of members of the Company on 11 June 2018 (the “Registered Address”). If the country of domicile of an individual H share shareholder is not the same as the Registered Address or if the individual H share shareholder would like to apply for a refund of the additional amount of tax finally withheld and paid, the individual H share shareholder shall notify and provide relevant supporting documents to the Company on or before Friday, 1 June 2018. Upon examination of the supporting documents by the relevant tax authorities, the Company will follow the guidance given by the tax authorities to implement relevant tax withholding and payment provisions and arrangements. Individual H share shareholders may either personally or appoint a representative to attend to the procedures in accordance with the requirements under the tax treaties notice if they do not provide the relevant supporting documents to the Company within the time period stated above.

For Southbound Investors (including enterprises and individuals), the Shanghai branch of China Securities Depository and Clearing Corporation Limited and the Shenzhen branch of China Securities Depository and Clearing Corporation Limited, as the nominees of the investors of the Southbound Trading Link, will receive all dividends distributed by the Company and will distribute the dividends to the relevant investors under the Southbound Trading Link through its depositary and clearing system. According to the relevant provisions under the “Notice on Taxation Policies for Shanghai-Hong Kong Stock Connect Pilot Programme (Cai Shui [2014] No. 81)” and “Notice on Taxation Policies for Shenzhen-Hong Kong Stock Connect Pilot Programme (Cai Shui [2016] No. 127)”, the Company shall withhold and pay individual income tax at the rate of 20% with respect to dividends received by the Mainland individual investors for investing in the H shares of the Company listed on the Hong Kong Stock Exchange through the Southbound Trading Link. In respect of the dividends received by Mainland securities investment funds investing in the H shares of the Company listed on Hong Kong Stock Exchange through the Southbound Trading Link, the tax levied shall be ascertained by reference to the rules applicable to individual investors. The Company is not required to withhold and pay income tax on dividends derived by the Mainland enterprise investors under the Southbound Trading Link, and such enterprises shall report the income and make tax payment by themselves. The record date for entitlement to the shareholders’ rights and the relevant arrangements of dividend distribution for the Southbound Investors are the same as those for the Company’s H share shareholders.

The Company assumes no responsibility and disclaims all liabilities whatsoever in relation to the tax status or tax treatment of the individual H share shareholders and for any claims arising from any delay in or inaccurate determination of the tax status or tax treatment of the individual H share shareholders or any disputes relating to the tax withholding and payment mechanism or arrangements.

Report of the Directors

Directors and Senior Management of the Company

The following table sets out certain information of the Directors and senior management of the Company as at the date of this report:

Name	Age	Position in the Company	Date of appointment as Directors
Yang Jie	55	Chairman and Chief Executive Officer	20 October 2004
Liu Aili	54	Executive Director, President and Chief Operating Officer	28 November 2017
Ke Ruiwen	54	Executive Director, Executive Vice President and Joint Company Secretary	30 May 2012
Gao Tongqing	54	Executive Director and Executive Vice President	23 May 2017
Chen Zhongyue	46	Executive Director and Executive Vice President	23 May 2017
Chen Shengguang	54	Non-Executive Director	23 May 2017
Tse Hau Yin, Aloysius	70	Independent Non-Executive Director	9 September 2005
Cha May Lung, Laura	68	Independent Non-Executive Director	9 September 2008
Xu Erming	68	Independent Non-Executive Director	9 September 2005
Wang Hsuehming	68	Independent Non-Executive Director	29 May 2014

On 23 May 2017, the fifth session of the Board expired. The members of the fifth session of the Board, namely, Mr. Yang Jie, Mr. Yang Xiaowei, Mr. Ke Ruiwen, Mr. Sun Kangmin, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming all continued to serve their duties as Directors for the sixth session of the Board after election at the Annual General Meeting held on 23 May 2017. On the same date, Mr. Gao Tongqing, Mr. Chen Zhongyue and Mr. Chen Shengguang were elected as Directors of the sixth session of the Board at the Annual General Meeting and their service term became effective from 23 May 2017. On 7 June 2017, Mr. Yang Xiaowei resigned from his positions as an Executive Director, President and Chief Operating Officer of the Company due to change in work arrangement. On 11 October 2017, Mr. Liu Aili was appointed as the President and Chief Operating Officer of the Company. On 28 November 2017, the appointment of Mr. Liu Aili as a Director of the Company was approved at the extraordinary general meeting of the Company. On 29 January 2018, Mr. Sun Kangmin retired from his positions as an Executive Director and Executive Vice President of the Company due to his age.

In addition, on 22 May 2017, Mr. Zhen Caiji resigned from his position as an Executive Vice President of the Company due to personal reason.

Report of the Directors

Supervisors of the Company

The following table sets out certain information of the Supervisors of the Company as at the date of this Report:

Name	Age	Position in the Company	Date of appointment as Supervisors
Sui Yixun	54	Chairman of the Supervisory Committee	27 May 2015
Zhang Jianbin	52	Supervisor (Employee Representative)	16 October 2012
Yang Jianqing	58	Supervisor (Employee Representative)	23 May 2017
Ye Zhong	58	Supervisor	27 May 2015

On 23 May 2017, the fifth session of the Supervisory Committee expired. Mr. Tang Qi, a member of the fifth session of the Supervisory Committee, retired as a Supervisor of the Company. Supervisors of the fifth session of the Supervisory Committee, namely, Mr. Sui Yixun, Mr. Hu Jing and Mr. Ye Zhong, continued to serve as Supervisors of the sixth session of the Supervisory Committee after election at the Annual General Meeting held on 23 May 2017. Meanwhile, Mr. Zhang Jianbin and Mr. Yang Jianqing have been elected by the employees of the Company democratically as the Supervisors of the Company representing the employees. On 27 February 2018, Mr. Hu Jing resigned from his position as a Supervisor of the Company due to change in work arrangement.

Share Capital

The share capital of the Company as at 31 December 2017 was RMB80,932,368,321, divided into 80,932,368,321 shares of RMB1.00 each. As at 31 December 2017, the share capital of the Company comprised:

Share category	Number of shares as at 31 December 2017	Percentage (%) of the total number of shares in issue as at 31 December 2017
Total number of Domestic shares (held by the companies as follows):	67,054,958,321	82.85
China Telecommunications Corporation	57,377,053,317	70.89
Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	6.94
Zhejiang Financial Development Company	2,137,473,626	2.64
Fujian Investment & Development Group Co., Ltd	969,317,182	1.20
Jiangsu Guoxin Investment Group Co., Ltd.	957,031,543	1.18
Total number of H shares (including ADSs)	13,877,410,000	17.15
Total	80,932,368,321	100.00

Report of the Directors

Material Interests and Short Positions in Shares and Underlying Shares of the Company

As at 31 December 2017, the interests or short position of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be maintained under Section 336 of the Securities and Futures Ordinance (the “SFO”) are as follows:

Name of shareholders	Number of shares	Type of shares	Percentage of the respective type of shares	Percentage of the total number of shares in issue	Capacity
China Telecommunications Corporation	57,377,053,317 (Long Position)	Domestic shares	85.57%	70.89%	Beneficial owner
Guangdong Rising Assets Management Co., Ltd.	5,614,082,653 (Long Position)	Domestic shares	8.37%	6.94%	Beneficial owner
JPMorgan Chase & Co.	1,478,119,112 (Long Position)	H shares	10.65%	1.83%	177,403,806 shares as beneficial owner; 106,449,421 shares as investment manager; 10,700 shares as trustee; and 1,194,255,185 shares as approved lending agent
	32,694,200 (Short Position)	H shares	0.24%	0.04%	Beneficial owner
	1,194,255,185 (Shares available for lending)	H shares	8.61%	1.48%	Approved lending agent
BlackRock, Inc.	1,136,913,398 (Long Position)	H shares	8.19%	1.40%	Interest of controlled corporation
Templeton Global Advisors Limited	843,979,255 (Long Position)	H shares	6.08%	1.04%	Investment manager
GIC Private Limited	838,531,200 (Long Position)	H shares	6.04%	1.04%	Investment manager
The Bank of New York Mellon Corporation	820,241,575 (Long Position)	H shares	5.91%	1.01%	Interest of controlled corporation
	788,052,091 (Shares available for lending)	H shares	5.68%	0.97%	Interest of controlled corporation

Report of the Directors

Save as disclosed above, as at 31 December 2017, in the register required to be maintained under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

Directors’ and Supervisors’ Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 31 December 2017, none of the Directors and Supervisors of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (as defined in Part XV of the SFO) as recorded in the register required to be maintained under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

As at 31 December 2017, the Company had not granted its Directors or Supervisors, or their respective spouses or any of their respective minor child (natural or adopted) or on their behalf any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right.

Directors’ and Supervisors’ Interests in Transactions, Arrangements or Contracts

At the Board meeting held in 2017 in relation to the proposed set up of a finance company, Mr. Yang Jie and Mr. Sun Kangmin, the Chairman and Executive Director of the Company, who also serve as the Chairman of China Telecommunications Corporation and Chairman of China Communications Services Corporation Limited respectively, had voluntarily abstained from voting on the relevant resolutions.

In addition, save as disclosed above and the service agreements with the Company, for the year ended 31 December 2017, the Directors and Supervisors of the Company did not have any material interest, whether directly or indirectly, in any transactions, arrangement or contract which was significant to the Company’s business and which was entered into by the Company, its parent company or any of its subsidiaries or fellow subsidiaries. None of the Directors or Supervisors of the Company has entered into any service contract which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

Emoluments of the Directors and Supervisors

Please refer to note 29 of the audited consolidated financial statements for details of the emoluments of all Directors and Supervisors of the Company in 2017.

Purchase, Sale and Redemption of Shares

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any securities of the Company during the reporting period.

Report of the Directors

Change of Building Name of Principal Place of Business in Hong Kong

With effect from 25 May 2017, the building name of the principal place of business of the Company in Hong Kong has been changed from “Dah Sing Financial Center” to “Everbright Centre”. Therefore, the address of the Company’s principal place of business in Hong Kong has been updated as 38/F, Everbright Centre, 108 Gloucester Road, Wanchai, Hong Kong with effect from that date.

Change of Company Name and Company Type of the Controlling Shareholder of the Company

In December 2017, the Company was notified by the controlling shareholder of the Company, China Telecommunications Corporation (“CTC”) (中國電信集團公司) that the company type of CTC has changed from an enterprise owned by the whole people (全民所有制企業) to a wholly state-owned company (國有獨資公司) with its Chinese company name correspondingly changed from “中國電信集團公司” to “中國電信集團有限公司” (the “Changes”). The relevant industrial and commercial registration procedures have been completed.

All assets, liabilities and interests of “中國電信集團公司” are assumed by “中國電信集團有限公司” after the Changes. The above matter does not involve any change in the Company’s controlling shareholder and its proportion of shareholding in the Company. “中國電信集團有限公司” is the controlling shareholder of the Company which holds 70.89% of the issued share capital of the Company.

Material Acquisitions and Disposals

For the year ended 31 December 2017, the Company has no material acquisitions and disposals.

Public Float

As at the date of this report, based on the information that is publicly available to the Company and within the knowledge of the Directors, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange.

Summary of Financial Information

Please refer to pages 222 to 223 of this annual report for a summary of the operating results, assets and liabilities of the Group for each of the years in the five-year period ended 31 December 2017.

Bank Loans and Other Borrowings

Please refer to note 16 of the audited consolidated financial statements for details of bank loans and other borrowings of the Group.

Capitalised Interest

Please refer to note 27 of the audited consolidated financial statements for details of the Group’s capitalised interest for the year ended 31 December 2017.

Fixed Assets

Please refer to note 4 of the audited consolidated financial statements for movements in the fixed assets of the Group for the year ended 31 December 2017.

Report of the Directors

Reserves

Pursuant to Article 149 of the Company’s articles of association (the “Articles of Association”), where the financial statements prepared in accordance with the China Accounting Standards for Business Enterprises and regulations, materially differ from those prepared in accordance with either the International Financial Reporting Standards, or accounting standards at a place outside the PRC where the Company’s shares are listed, the distributable profit for the relevant accounting period shall be deemed to be the lesser of the amounts shown in those respective financial statements. Distributable reserves of the Company as at 31 December 2017, calculated on the above basis and before deducting the proposed final dividends for 2017, amounted to RMB120,270 million.

Please refer to note 21 of the audited consolidated financial statements for details of the movements in the reserves of the Company and the Group for the year ended 31 December 2017.

Equity-linked Agreements

For the year ended 31 December 2017, the Company has not entered into any equity-linked agreement.

Donations

For the year ended 31 December 2017, the Group made charitable and other donations with a total amount of RMB23 million.

Subsidiaries and Associated Companies

Please refer to note 8 and note 9 of the audited consolidated financial statements for details of the Company’s subsidiaries and the Group’s interests in associated companies as at 31 December 2017.

Permitted Indemnity

For the year ended 31 December 2017 and as at the date of approval of this report, the Company has arranged appropriate insurance cover in respect of legal actions against the directors of the Group.

Changes in Equity

Please refer to the consolidated statement of changes in equity as contained in the audited consolidated financial statements of the year (page 150 of this annual report).

Retirement Benefits

Please refer to note 40 of the audited consolidated financial statements for details of the retirement benefits provided by the Group.

Stock Appreciation Rights

Please refer to note 41 of the audited consolidated financial statements for details of the stock appreciation rights plan offered by the Company.

Pre-Emptive Rights

There are no provisions for pre-emptive rights in the Articles of Association requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

Major Customers and Suppliers

For the year ended 31 December 2017, revenue generated from the five largest customers of the Group accounted for an amount of less than 30% of the total operating revenues of the Group.

For the year ended 31 December 2017, purchases from the five largest suppliers of the Group accounted for an amount of less than 30% of the total annual purchases of the Group.

Report of the Directors

Continuing Connected Transactions

The following table sets out the amounts of the Group’s continuing connected transactions with China Telecommunications Corporation and its Subsidiaries (except for the Group) (the “China Telecom Group”)1 for the year ended 31 December 2017:

Transactions	Transaction amounts (RMB millions)	Annual monetary cap for continuing connected transactions (RMB millions)
Net transaction amount of centralised services	727	1,200
Net expenses for interconnection settlement	145	800
Mutual leasing of properties	707	1,500
Provision of IT services by China Telecom Group	1,812	2,000
Provision of IT services by the Group	642	700
Provision of community services by China Telecom Group	3,028	4,000
Provision of supplies procurement services by China Telecom Group	4,248	6,500
Provision of supplies procurement services by the Group	3,291	5,500
Provision of engineering services by China Telecom Group	18,672	19,500
Provision of ancillary telecommunications services by China Telecom Group	16,072	16,500
Provision of Internet applications channel services by the Group	344	3,000

Note 1:	China Telecommunications Corporation is a controlling shareholder of the Company. Each of China Telecommunications Corporation and its subsidiaries (except for the Group) constitutes a connected person of the Company under the Listing Rules.

Report of the Directors

On 23 September 2015, the Company and China Telecommunications Corporation entered into supplemental agreements and renewed the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Interconnection Settlement Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement, the Supplies Procurement Services Framework Agreement and the Internet Applications Channel Services Framework Agreement with the same terms (except the pricing terms) for a further term of 3 years expiring on 31 December 2018. The pricing terms of the agreements were elaborated or amended with a view to complying with the guidance letter on pricing policies for continuing connected transactions and their disclosure published by the Hong Kong Stock Exchange in March 2014 (HKEx-GL73-14) and aligning with the transactions contemplated under the agreements. Details of the respective Agreements are shown below:

Centralised Services Agreement

Pursuant to the centralised services agreement signed between the Company and China Telecommunications Corporation on 10 September 2002 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Centralised Services Agreement”), centralised services include centralised business management and operational services provided by the Group to China Telecom Group in relation to key corporate customers, its network management centre and business support centre. Centralised services also include the provision of certain premises by China Telecom Group to the Group and the common use of international telecommunications facilities by both parties. The aggregate costs incurred by the Group and China Telecom Group for the provision of management and operation services will be apportioned between the Group and China Telecom Group on a pro rata basis according to the revenues generated by each party. Where the Group uses the premises provided by China Telecom Group, the Group will pay premises usage fees to China Telecom Group on a pro rata basis according to the apportioned actual area allocated to the Group. The premises usage fees shall be determined through negotiation between the two parties based on comparable market rates. When both parties use international telecommunications facilities provided by third parties and accept services by such third parties (for example, restoration maintenance costs, the annual utilisation fee and related service costs) and when both parties use the international telecommunications facilities of China Telecom Group, the associated costs shall be shared on a pro

Report of the Directors

rata basis according to volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from each party divided by the proportion of the aggregate volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from both parties. When the two parties use international telecommunications facilities provided by a third party and accept restoration maintenance costs, such fees shall be determined according to the actual utilisation fee each year. The utilization fee associated with the shared use of the international telecommunications facilities provided by China Telecom Group shall be determined through negotiation between the two parties based on market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by independent third parties in the ordinary course of business and under normal commercial terms. When determining the relevant market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business in the corresponding period for reference.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the Centralised Services Agreement on the same terms (except the pricing terms) for a further term of 3 years expiring on 31 December 2018. No later than 30 days prior to the expiry of the Centralised Services Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Centralised Services Agreement, and the parties shall consult and decide on matters relating to such renewal.

Interconnection Settlement Agreement

Pursuant to the interconnection settlement agreement signed between the Company and China Telecommunications Corporation on 10 September 2002 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Interconnection Settlement Agreement”), the telephone operator connecting a telephone call made to its local access network shall be entitled to receive from the operator from which the telephone call originated a fee prescribed by the Ministry of Industry and Information Technology of the PRC from time to time. Interconnection charges are currently RMB0.06 per minute for local calls originated from the Group to China Telecom Group. The interconnection settlement charges will be calculated according to the “Notice Concerning the Issue of the Measures on Interconnection Settlement between Public Telecommunications Networks and Sharing of Relaying Fees (Xin Bu Dian [2003] No. 454)” promulgated by the Ministry of Information Industry of the PRC. The Ministry of Industry and Information Technology of the PRC may, from time to time, take into account the relevant regulatory rules and market conditions, amend or promulgate new rules or regulations in respect of interconnection settlement which will be announced on its official website at www.miit.gov.cn. If the Ministry of Industry and Information Technology of the PRC amends the existing, or promulgates new rules or regulations in respect of interconnection settlement, the

Report of the Directors

parties shall apply such amended or new rules and regulations as acknowledged by both parties. The settlement regions include Beijing Municipality, Tianjin Municipality, Hebei Province, Heilongjiang Province, Jilin Province, Liaoning Province, Shanxi Province, Henan Province, Shandong Province, Inner Mongolia Autonomous Region and Xizang Autonomous Region.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the Interconnection Settlement Agreement on the same terms (except the pricing terms) for a further term of 3 years expiring on 31 December 2018. No later than 30 days prior to the expiry of the Interconnection Settlement Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Interconnection Settlement Agreement, and the parties shall consult and decide on matters relating to such renewal.

Property Leasing Framework Agreement

Pursuant to the property leasing framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreement subsequently entered into between the two parties (collectively, the “Property Leasing Framework Agreement”), the Group and China Telecom Group can lease properties from the other party for use as business premises, offices, equipment storage facilities and sites for network equipment. The rental charges under the Property Leasing Framework Agreement shall be determined according to market rates. Market rates shall mean the rental charge at which the same or similar type of properties or adjacent properties are leased by independent third parties in the ordinary course of business and under normal commercial terms. When determining the relevant market rates, to the extent practicable, management of the Company shall take into account the rental charges of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business in the corresponding period for reference. The rental charges are subject to review every 3 years.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the Property Leasing Framework Agreement on the same terms (except the pricing terms) for a further term of 3 years expiring on 31 December 2018. No later than 30 days prior to the expiry of the Property Leasing Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Property Leasing Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Report of the Directors

IT Services Framework Agreement

Pursuant to the IT services framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “IT Services Framework Agreement”), the Group and China Telecom Group can provide the other party with information technology services, including office automation and software testing. Each of the Group and China Telecom Group is entitled to participate in bidding for the right to provide information technology services to the other party in accordance with the IT Services Framework Agreement. The charges payable for such services shall be determined by reference to the market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by independent third parties in the ordinary course of business and under normal commercial terms. When determining the relevant market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business in the corresponding period for reference.

In the circumstances where the relevant laws or regulations in the PRC specify that the prices and/or the fee standards for particular services to be provided pursuant to such agreement are to be determined by a tender process, the charges payable for such services shall be finally determined in accordance with the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC” or the relevant tender procedures. The Group shall solicit at least three tenderers for the tender process. If the terms offered by the Group or China Telecom Group are no less favourable than those offered by an independent third party provider, the Group or China Telecom Group may award the tender to the other party.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the IT Services Framework Agreement on the same terms (except the pricing terms) for a further term of 3 years expiring on 31 December 2018. No later than 30 days prior to the expiry of the IT Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the IT Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Report of the Directors

Community Services Framework Agreement

Pursuant to the community services framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Community Services Framework Agreement”), China Telecom Group provides the Group with community services such as culture, education, property management, vehicle service, health and medical care, hotel and conference service, community and sanitary service. The community services under the Community Services Framework Agreement are provided at:

(1)	market prices, which shall mean the prices at which the same or similar type of products or services are provided by independent third parties in the ordinary course of business and under normal commercial terms. When determining the relevant market prices, to the extent practicable, management of the Company shall take into account the prices of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business over the corresponding period for reference;

(2)	where there is no or it is not possible to determine the market prices, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. For this purpose, “reasonable profit margin” is to be fairly determined by negotiations between the parties in accordance with the internal policies of the Group. When determining the relevant “reasonable profit margin”, to the extent practicable, management of the Company shall take into account the profit margin of at least two similar and comparable transactions entered into with independent third parties in the corresponding period or the relevant industry profit margin for reference.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the Community Services Framework Agreement on the same terms (except the pricing terms) for a further term of 3 years expiring on 31 December 2018. No later than 30 days prior to the expiry of the Community Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Community Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Report of the Directors

Supplies Procurement Services Framework Agreement

Pursuant to the supplies procurement services framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Supplies Procurement Services Framework Agreement”), China Telecom Group and the Group provide each other with supplies procurement services, including comprehensive procurement services, the sale of proprietary telecommunications equipment, resale of third-party equipment, management of tenders, verification of technical specifications, storage, transportation and installation services.

Where the procurement services are provided on an agency basis, the maximum commission for such procurement services shall be calculated at:

(1)	not more than 1% of the contract value for procurement of imported telecommunications supplies; or

(2)	not more than 3% of the contract value for the procurement of domestic telecommunications supplies and domestic non-telecommunications supplies.

The pricing basis of the services for the provision of supplies procurement other than on an agency basis under the Supplies Procurement Services Framework Agreement is the same as those set out in the Community Services Framework Agreement.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the Supplies Procurement Services Framework Agreement on the same terms (except the pricing terms) for a further term of 3 years expiring on 31 December 2018. No later than 30 days prior to the expiry of the Supplies Procurement Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Supplies Procurement Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Engineering Framework Agreement

Pursuant to the engineering framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Engineering Framework Agreement”), China Telecom Group through bids provides to the Group services such as construction, design, equipment installation and testing and/or engineering project supervision services. The charges payable for such engineering services shall be determined by reference to market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by independent third parties in the ordinary course of business and under normal commercial terms. When determining the relevant market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by independent third

Report of the Directors

parties in the ordinary course of business in the corresponding period for reference. The charges payable for the design or supervision of engineering projects with a value of over RMB500,000 or engineering construction projects with a value of over RMB2 million shall be determined by the tender award price, which is determined in accordance with the relevant tendering procedure of the Group and the relevant laws and regulations in the PRC, including the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC”. The Group shall solicit at least three tenderers for the tender process.

The Group does not accord any priority to China Telecom Group to provide such services, and the tender may be awarded to an independent third party. However, if the terms of an offer from China Telecom Group are at least as favorable as those offered by other tenderers, the Group may award the tender to China Telecom Group.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the Engineering Framework Agreement on the same terms (except the pricing terms) for a further term of 3 years expiring on 31 December 2018. No later than 30 days prior to the expiry of the Engineering Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Engineering Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Ancillary Telecommunications Services Framework Agreement

Pursuant to the ancillary telecommunications services framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Ancillary Telecommunications Services Framework Agreement”), China Telecom Group provides the Group with certain repair and maintenance services, including repair of telecommunications equipment, maintenance of fire equipment and telephone booths, as well as other customer services. The pricing terms for such services are the same as those set out in the Community Services Framework Agreement.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the Ancillary Telecommunications Services Framework Agreement on the same terms (except pricing terms) for a further term of 3 years expiring on 31 December 2018. No later than 30 days prior to the expiry of the Ancillary Telecommunications Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Ancillary Telecommunications Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Report of the Directors

Internet Applications Channel Services Framework Agreement

Pursuant to the Internet Applications Channel Services Framework Agreement signed between the Company and China Telecommunications Corporation on 16 December 2013 and the related supplemental agreement subsequently entered into between the two parties (collectively, the “Internet Applications Channel Services Framework Agreement”), the Company provides Internet applications channel services to China Telecom Group. The channel services mainly include the provision of telecommunications channel and applications support platform, provision of billing and deduction services, coordination of sales promotion and development of customers services, etc. The pricing terms for such services are the same as those set out in the Community Services Framework Agreement.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the Internet Applications Channel Services Framework Agreement on the same terms (except the pricing terms) for a further term of 3 years expiring on 31 December 2018. No later than 30 days prior to the expiry of the Internet Applications Channel Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Internet Applications Channel Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

The Company confirms that it has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules in respect of the connected transactions the Company conducted in the year 2017.

The Company’s external auditor was engaged to report on the Group’s continuing connected transactions for the year ended 31 December 2017 in accordance with the Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants.

The auditors of the Group have reviewed the continuing connected transactions of the Group for the year ended 31 December 2017 and have confirmed to the Board that nothing has come to their attention that causes them to believe that the relevant continuing connected transactions:

1.	have not been approved by the Board of the Company;

2.	(for transactions involving the provision of goods or services by the Group) were not entered into, in all material respects, in accordance with the pricing policies of the Group;

3.	were not entered into, in all material respects, in accordance with the terms of the agreements governing such transactions; and

4.	have exceeded the annual caps as set by the Company.

Report of the Directors

The Independent Non-Executive Directors of the Company have confirmed that all continuing connected transactions for the year ended 31 December 2017 to which the Group was a party:

1.	had been entered into, and the agreements governing those transactions were entered into, by the Group in the ordinary and usual course of business;

2.	had been entered into either:

(i)	on normal commercial terms or better; or

(ii)	if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than those available to or (if applicable) from independent third parties; and

3.	had been entered into in accordance with the relevant terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Independent Non-Executive Directors have further confirmed that:

The values of continuing connected transactions for the year ended 31 December 2017 entered into between the Group and its connected persons which are subject to annual caps have not exceeded their respective annual caps.

Business Review

Relating to the details of the material development of the Group in 2017, a fair review of the business and a discussion and analysis of the Group’s performance during the year and the material factors underlying its results and financial position are provided in the Chairman’s Statement on pages 10 to 19, Business Review on pages 30 to 39 and Financial Review on pages 40 to 47 of this annual report. Description of the principal risks and uncertainties faced the Group can be found throughout this annual report, particularly in the Environmental, Social and Governance Report on pages 74 to 137 of this annual report. Particulars of important events affecting the Group that have occurred after 31 December 2017, if any, can also be found in the Notes to the Consolidated Financial Statements. The outlook of the Group’s business is discussed throughout this annual report including in the Chairman’s Statement.

Report of the Directors

Description of the Group’s key relationships with its employees, customers, suppliers and others that have a significant impact on the Company and on which the Company’s success depends can be found throughout this annual report, particularly in the Environmental, Social and Governance Report on pages 74 to 137 of this annual report. In addition, more details regarding the Group’s performance by reference to financial key performance indicators and environmental policies, as well as compliance with relevant laws and regulations which have a significant impact on the Group, are provided in the Chairman’s Statement, Business Review, Financial Review, Environmental, Social and Governance Report of this annual report. Each of the above-mentioned relevant contents form an integral part of this Report of the Directors.

Compliance with the Corporate Governance Code

Please refer to the Environmental, Social and Governance Report set out on pages 74 to 137 of this 2017 annual report of the Company for details of our compliance with the Corporate Governance Code.

Material Legal Proceedings

As at 31 December 2017, the Company was not involved in any material litigation or arbitration, and as far as the Company is aware, no material litigation or claims were pending or threatened or made against the Company.

Auditors

Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP were appointed as the international and domestic auditors of the Company, respectively for the year ended 31 December 2017. Deloitte Touche Tohmatsu has audited the accompanying consolidated financial statements, which have been prepared in accordance with the International Financial Reporting Standards. The Company has appointed Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP since 29 May 2013. The relevant re- appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the Company’s international and domestic auditors, respectively for the year ending 31 December 2018 will be proposed to the Annual General Meeting of the Company to be held on 28 May 2018.

By Order of the Board

Yang Jie

Chairman and Chief Executive Officer

Beijing, China

28 March 2018

Report of the Supervisory Committee

During the reporting period, all members of the Supervisory Committee acted in accordance with the Company Law of the People’s Republic of China and the Articles of Association of the Company, followed the principles of integrity and diligently carried out their supervisory function to safeguard the interests of the shareholders, the Company and the employees.

I. The work status of the Supervisory Committee of the Company

During the reporting period, the Supervisory Committee held two meetings. At the sixth meeting of the Fifth Session of the Supervisory Committee held on 14 March 2017, the Supervisory Committee reviewed and approved six agenda items, including the financial statements for the year 2016, the auditor’s report issued by the external auditors, the profit distribution and dividend proposal, the Supervisory Committee’s report for the year 2016, the working plan of the Supervisory Committee for the year 2017, the change of session of the Supervisory Committee, and passed the relevant resolutions. Regarding profit distribution and dividend proposal, internal control formulation and connected transactions, the Supervisory Committee has communicated with the Finance Department, Internal Audit Department and external auditors and raised certain recommendations. On 23 May 2017, the supervisors duly signed to approve the appointment of Mr. Sui Yixun as the Chairman of the sixth session of the Supervisory Committee. At the first meeting of the Sixth Session of the Supervisory Committee held on 16 August 2017, the Supervisory Committee reviewed and approved the interim financial statements of the Company for year 2017 and the review report of the external auditors, and passed the relevant resolutions. Regarding the Company’s operating results, the review of interim financial statements and connected transactions, the Supervisory Committee has communicated with the Finance Department, Internal Audit Department and external auditors and raised certain recommendations. During the reporting period, members of the Supervisory Committee supervised the major decision-making process of the Company and the performance of duties by the members of the Board and the senior management through their attendance at the relevant meetings such as the 2016 annual general meeting, the extraordinary general meeting for year 2017, the Board meetings and Audit Committee meetings.

II. The overall assessment of the operation management and performance during the reporting period

The Supervisory Committee believed that during the reporting period, all members of the Board and members of senior management have complied with rules and regulations, upheld the principles of diligence and integrity, safeguarded the interests of shareholders, fulfilled their responsibilities fully in accordance with the Articles of Association of the Company, diligently implemented the resolutions of the shareholders’ meetings and the Board meetings, and strictly complied with the relevant regulations for listed companies. The Supervisory Committee has not observed any behaviours that breached the laws, rules, and Articles of Association of the Company, or damaged the interests of shareholders.

During the reporting period, with pragmatic promotion of transformation and upgrades, the Company devoted to persistently strengthen network capabilities, adhered to integration and innovation as well as scale development, and insisted on promoting reforms to stimulate vitality and reinforced excellent execution, effectively responding and tackling various challenges. Business scale grew rapidly and achieved solid results. In 2017, the operating revenues

Report of the Supervisory Committee

of the Company amounted to RMB366.2 billion, representing an increase of 3.9% over last year. Of which service revenues amounted to RMB331.0 billion, representing an increase of 6.9% over last year with revenue growth surpassing the industry average for three consecutive years. Mobile service revenues amounted to RMB153.8 billion, representing an increase of 11.7% over last year while wireline service revenues amounted to RMB177.2 billion, representing an increase of 3.0% over last year, resulting in concurrent enhancement in growth rates. Revenue structure was further optimised and the proportion of revenues from emerging businesses as a percentage of service revenues increased by 6.4 percentage points over last year. EBITDA was RMB102.2 billion, representing an increase of 7.4% over last year. EBITDA margin was 30.9%, representing an increase of 0.2 percentage point over last year. Net profit was RMB18.6 billion, representing an increase of 3.3% over last year while basic earnings per share were RMB0.23. Capital expenditure was RMB88.7 billion, representing a decrease of 8.4% over last year and achieving persistent stringent control. Free cash flows has remarkably improved and reached RMB7.3 billion. In summary, the Company accurately grasped the trends in mobile Internet development and the integrated development of the industry. The operational efficiency was rapidly improved. The core competitiveness was significantly strengthened and the corporate development is full of vitality. Meanwhile, while conscientiously fulfilling its responsibility to shareholders, the Company voluntarily committed itself to the sustainable economic, social and environmental development and persisted in as well as excelled in fulfilling its social responsibilities, such as its inherent corporate responsibilities, responsibilities towards customers, responsibilities towards employees, environmental responsibilities and social welfare responsibilities.

III. The independent opinion on the relevant matters during the reporting period

1. The opinion raised by the Supervisory Committee on the compliance of the operation of the Company with laws and regulations

Pursuant to the relevant laws and regulations of the PRC, the Supervisory Committee monitored the convening procedures and resolutions of the meetings of the Board, the implementation by the Board of the resolutions approved by the shareholders’ meetings, the performance of duties by the Company’s senior management, and the Company’s management policies. The Supervisory Committee is of the view that the Directors and the senior management, in performing their duties, strictly complied with the relevant rules and regulations, safeguarded the legitimate rights and interests of the Company and the shareholders as a whole especially those of the minority shareholders, actively promoted the regulated operations of the Company, enhanced the level of governance of the Company, followed lawful procedures in their decision-making, implemented resolutions of the shareholders’ meetings. The Supervisory Committee was not aware of any behaviours of the Directors or the senior management which violated the laws, regulations, the Articles of Association of the Company or were detrimental to the interests of the Company.

2. The opinion raised by the Supervisory Committee on the financial implementations of the Company

Through the supervision and inspection of the Company’s financial policies and financial condition, the Supervisory Committee is of the view that the Company is able to strictly comply with the regulatory requirements such as section 404 of the US Sarbanes-Oxley Act and to

Report of the Supervisory Committee

continue to enhance its internal controls over financial reporting, while effectively controlling and managing the Company in accordance with rules and regulations. The Supervisory Committee suggested the Company to strengthen risk control as well as investment efficiency assessment in the area of emerging businesses. Upon the review of the financial statements for the year 2017 with unqualified audit opinion and other relevant information to be tabled at the Annual General Meeting, which were prepared in accordance with the China Accounting Standards for Business Enterprises and the International Financial Reporting Standards as audited by PRC certified accountants and international auditors of the Company, the Supervisory Committee is of the opinion that the financial statements truly and fairly reflect the Company’s financial condition, operating results and cash flows.

In 2018, the Supervisory Committee will continue to strictly adhere to the Articles of Association of the Company and relevant regulations, assume its responsibility to protect the interests of the shareholders and the Company and monitor the Company to fulfill its commitment to its shareholders. The Supervisory Committee will focus on the Company’s implementation of the comprehensive transformation and upgrades strategy, implementation of important measures in the process of network intelligentisation, service ecologicalisation and operation intellectualisation, and will further broaden the planning of the work of the Supervisory Committee and strengthen its efforts in monitoring so as to protect the interests of all investors.

By Order of the Supervisory Committee

Sui Yixun

Chairman of the Supervisory Committee

Beijing, China

28 March 2018

Recognition and Awards

Institutional Investor
MR. YANG JIE
China Telecom
Best CEO
2ND PLACE OVERALL
TELECOMMUNICATIONS
Institutional Investor
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Our Achievements Soar to new height

Environmental, Social and Governance Report GREEN DEVELOPMENT OPERATING WITH INTEGRITY WIN-WIN COOPERATION CREATING VALUE TOGETHER

Environmental, Social and Governance Report

As a large-scale and leading integrated information services operator in the world, China Telecom all along persists to incorporate the responsibilities of environmental, social and governance (“ESG”) in corporate’s operation and management, and has established and continues to optimise the effective risk management and internal control systems in relation to ESG. With rapid development of mobile Internet and swift upgrade of information consumption, the Company persists to promote the corporate transformation and accelerates business upgrade, endeavouring to provide premium network information services for users and striving to be a leading integrated intelligent information services provider.

The Company strictly complies with the provisions of the Environmental, Social and Governance (ESG) Reporting Guide as set out in Appendix 27 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. In considering the concerns of stakeholders together with the impact of its operations on economic, environmental and social aspects, the Company established its own System of Environmental, Social and Governance (ESG) Indicators in 2017. The Company set up the internal process of collecting and monitoring the data on ESG performance and refined procedures on ESG data collection, review and application to ensure the detailed ESG information on how the Company obliges to fulfill its responsibility in environmental, social and governance aspects as required under the relevant provisions have been disclosed. This report is a yearly report which covers the Company and its subsidiaries (branches) for the period from 1 January 2017 to 31 December 2017. For details of compliance with ESG Reporting Guide, please see the ESG Reporting Guide Index in this report.

This report has been reviewed and approved by the Board of Directors of the Company.

Environmental, Social and Governance Report

Corporate Social Responsibility Report

By adhering to the core philosophy of “comprehensive innovation, pursuing truth and pragmatism, people-oriented approach and creating shared value”, China Telecom persists to incorporate corporate responsibilities into development strategy, daily operation and management activities. The Company also perseveres in the fulfillment of its responsibilities for the interests of stakeholders including the country, shareholders, customers, employees, suppliers, peers within the same industry and the community, while committing to step on a responsible development path and continuously enhancing corporate comprehensive values.

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Corporate Social Responsibility Report

Inherent corporate responsibilities:

As a national mainstream telecommunications operator, there are inherent corporate responsibilities towards the fundamental network, new style communication facilities, universal telecommunications services, network information security, emergency communications, technology innovation and value chain development. China Telecom unwaveringly exerts the backbone function to facilitate the establishment of “Cyberpower” and persistently contributes to the economic and community development.

Responsibilities towards shareholders:

Shareholders are investors of a corporation. China Telecom adheres to carry out robust operations, striving to honour its commitment to shareholders through achieving excellent operating results and continuously enhancing its corporate values.

Responsibilities towards customers:

Customers are the foundation for corporate sustainable development. China Telecom strives to provide heartfelt services to customers, protect their rights, gain in-depth understanding of customers’ need, and unwaveringly innovate products and services to customers, all of which enabling our customers to fully enjoy their digital lives.

Responsibilities towards employees:

Employees are the most valuable assets of a corporation. China Telecom safeguards the interests of its employees in accordance with laws, promotes staff development, encourages employees to participate in management, takes care of its employees’ well-being, and strives to enable employees and the Company to grow together.

Environmental responsibilities:

It is a mission of all mankind to develop a green and environmentally friendly environment. Through promoting green elements in management, procurement, operation, office administration and community welfare activities, China Telecom strives to achieve an environmentally friendly green development to assist the green development of economy and society.

Social welfare responsibilities:

Commitment to charitable social activities facilitates a better society. China Telecom takes the initiatives to reward the society by enthusiastically participating in community charity affairs.

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Corporate Social Responsibility Report

I. Operating with integrity and in compliance with the laws

China Telecom governs the corporate in accordance with laws and regulations, persists to operate in compliance with the laws and integrity through abidance by relevant laws and regulations and industry regulations. We established an all-rounded and seamless compliance system featuring internal control, audit supervision, anti-corruption and comprehensive risk management. In accordance with Accounting Law of the PRC and other laws and regulations and the regulatory requirements governing internal control of listed companies in capital markets such as USA and Hong Kong, the Company established its Internal Control Manual to ensure that the Company’s operation management is in compliance with laws and regulations, assets are secured, and the financial reports and relevant information are valid and complete. The Company established an intellectual property management system and strengthened the protection of intellectual property rights. The Company strictly executed the laws and regulations on integrity governance and anti-corruption, established and improved five major mechanisms including anti-corruption education, system monitoring, discipline and accountability, fault tolerance and correction, and inspection and check; opened and operated a public WeChat account called “China Telecom with Integrity”; set up whistleblowing postal mailbox, emails and hotline to address any report of whistleblowing allegations and relevant complaints on its employees and to provide relevant criticism, opinions and recommendations on integrity construction and anti-corruption work. The Company has set up an effective and standard communication mechanism in order to regulate the disclosure of corporate information, and open to government supervision and public scrutiny.

In 2017, according to the laws and regulations and the requirements of regulatory authorities, in line with the changes in business operations, the Company continuously strengthened its integrity governance and anti- corruption work, reinforced construction of supervised mechanisms, perfected the Internal Control Manual and other rules and regulations, continuously assessed the implementation of rules and regulations, and promptly rectified the problems once being identified.

Our installation and maintenance experts

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II. Fulfilling our inherent responsibilities as a telecommunications operator

China Telecom vigorously promoted the network speed upgrade in 2017, provided network assurance characterised with high-speed, safety and reliance, and strove to deliver network information security, universal network services and emergency service network.

Vigorous promotion of speed upgrade and tariff reduction

The Company continuously constructed and optimised 4G network and achieved “refarming” of 800MHz and built FDD 4G full coverage network, with coverage rate over 98% of the population while the network speed reached the industry- leading level. The Company devoted to improving network coverage quality, particularly in traffic-intensive and voice- intensive zones such as high-speed trains, expressways, colleges and universities, high-density residential areas, high- traffic commercial areas and subways, and thus continuously improved customer experience.

The Company continuously extended the promotion of “fibre-to-the-home” (FTTH) with fibre broadband coverage rates reaching 96% in urban cities and 85% in administrative villages. The Company took a lead in upgrading fibre broadband network from Hundred-Mbps to Thousand-Mbps, and provided Thousand- Mbps fibre broadband network as required in provincial capitals and developed cities.

The Company has further reduced data tariff for wireline broadband and handset. In 2017, the unit bandwidth price of wireline broadband reduced by 37% comparing to 2016, and the average tariff price of handset data traffic decreased by 53% compared with that of 2016. Domestic long-distance and roaming fees for handset users have been cancelled. The long-distance tariff for international, Hong Kong, Macau and Taiwan calls and data roaming fee have been substantially reduced, in particular, the long-distance tariff for international calls connecting to 73 areas in Europe, America and countries along “the Belt and Road” has been reduced by 90% on average.

Establishment of wide coverage Narrow Band Internet of things (NB-IoT)

Following the international standards and the 800MHz LTE low-frequency network, the Company became the pioneer in completing its NB-IoT network construction with nearly 300,000 base stations, which is leading globally in terms of wide coverage and network scale. Leveraging on the network advantages of NB-IoT, the Company provided various IoT applications to proactively meet prosperous customer needs on the new generation of Internet of Things with big- connection and low-energy consumption and meanwhile to effectively reduce consumptions on resources and energy.

Maintaining network information security

The Company complies with the Cybersecurity Law of the People’s Republic of China and other laws and regulatory requirements in relation to network information security, conscientiously responds to the requirements of the Ministry of Industry and Information Technology, Ministry of Public Security and other authorities on prevention and combating communications frauds, and proactively takes preventative and corrective actions on network and information security risks of different kinds. In 2017, the Company took the initiatives in carrying out investigations and reforms on any potential security flaws in its internal network and system, and enhanced the network security protection capability. The Company continuously improved its administration on network information security, optimised the responding

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and processing procedures of network information security, introduced anti- fraud technologies and methods, and improved its overall risk management on network information security risks. The Company launched campaigns and interactive activities on communications frauds prevention via various new media channels to raise public awareness on fraud prevention. In accordance with the demands of customers, the Company kept promoting network information security products such as “Cloud Dam”.

Promoting universal telecommunication services

The Company continuously promotes the construction of communication networks in rural areas and remote rural villages and strives to improve the broadband access coverage in rural areas. The Company actively participated in the pilot project of universal services initiated by the government in 2016 and proactively assisted in project planning and measures. By the end of 2017, China Telecom bid about 50,000 network construction projects for administrative villages and completed about 40,000 construction tasks of communications network of administrative villages. The Company has set up local service points for rural villages, promoted e-commerce in rural areas, endeavouring to improve informatisation level in rural villages and promote the development of villages.

Assuring emergency communications

The Company is truly committed to the mission of providing safe and smooth assurance communications. In 2017, the Company fought against a number of severe natural disasters such as earthquake, flood and typhoon; successfully provided assurance network services to major events including the Belt and Road Forum for International Cooperation, BRICS Xiamen Summit and the 19th CPC National Congress. In 2017, over 110,000 relief workers, over 25,000 rescue vehicles and over 19,000 emergency communication equipment were deployed.

Telecommunications assurance in the BRICS Xiamen Summit

China Telecom’s representative assisted foreign journalists in the BRICS Xiamen Summit	Fully devoted to safeguard service assurance of the “Two Sessions”

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III. Fulfilling our responsibilities towards our customers

China Telecom improved the communication with its customers to have a deeper understanding of their needs and actively worked with industrial partners to develop five business ecosphere, namely, Intelligent Connection, Smart Family, New ICT Applications, IoT and Internet Finance. We dedicated to provide customers with high-quality fundamental business such as 4G and fibre broadband and industry information applications of emerging businesses such as HD IPTV, Cloud Computing, Big Data, Mobile Payments, Internet of Things and “Internet +”. The Company met information consumption needs of various customers, facilitated the transformational upgrades of various industries and sectors, persisted in construction of service capability, innovated services methods, and endeavoured to improve its service level.

Safeguarding the interests of customers

The Company strictly conforms to the laws and regulations regarding consumer rights and interests such as Law of the People’s Republic of China on Protection of Consumer Rights and Interests, dedicates to provide products and services in compliance with laws and regulations, performs compliance checks on advertisement campaigns and continuously standardises the business tariff management. The Company follows the Provisions on Protection of Personal Information of Telecommunications and Internet Users promulgated by the Ministry of Industry and Information Technology, implemented the Regulations of China Telecom on Security Management of Information of Users and any other requirements, standardises the process of collecting, storing, transmitting, using and destroying user information and strictly controls the authorisation permission of sales staff on accessing and editing customer account information in order to pragmatically protect user information.

The Company sincerely collects and listens to users’ opinions via channels like “Hotline 10000” and online and physical stores, and continuously carries out events such as “Customer Rights Day”, “General Manager’s Service Day” and “Listen to hotline 10000”. The Company timely responded to users’ claims and complaints. In 2017, the Company responded to hot topics like ‘canceling the long-distance and roaming tariff in a timely manner and improved relevant services. The Company actively cooperated with the industry authorities on junk messages management. In 2017, the Company continuously improved systems and procedures to effectively control the number of complaints on junk messages received from China Telecom.

The customer complaint rate of China Telecom for 2017 was lower than the target set by the Ministry of Industry and Information Technology, which remained at a relatively low level amongst its industry peers.

Provision of FTTH

Introduced new information services to villagers in remote area

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Corporate Social Responsibility Report

Offering customers a better experience

The Company continuously enhances capabilities for core services. In 2017, according to the customer experience and perception, the Company further promoted the dynamic optimisation of 4G network and provided customers with services like ‘web history tracking inquiry’ and ‘getting global roaming service with one click’. For the broadband service, the Company made a commitment of “installation within one day, repairs within one day, compensation in the event of delay”, and organised a professional engineering team to provide intelligent Wifi networking service to further facilitate the convenience of customer self-service. The platform processing capability of BestPay was enhanced while the interface process of customer service was optimised, increasing the efficiency of business operation. e-Surfing HD service provided mobile self-troubleshooting service. A service system for Internet of Things was built, in which self-service function was provided to customers through WeChat public account and self-service portal systems. The Cloud Computing and Big Data businesses improved the customer service system so that the self-service capability at the customer end is improved.

The intelligent service capability has been substantially enhanced. In 2017, the Company created the “Smart 10000” and applied the artificial intelligence and Big Data technology to improve the quality and efficiency of “Hotline 10000” service. The “construction and operation of all-media intelligent customer service” was awarded the first prize at the first National Quality Service Competition held by China Association for Quality. The Company persisted in innovation of smart communication means by providing “quick, simple and beautiful”video live customer services. The Company embedded service robots at service points which served more than 50 million customers a month. The Company also continuously enhanced the new media services capability such as WeChat, of which users of new media customers services reached 300 million.

The Company consistently improved customer experience. In 2017, the Company formed a dedicated team focusing on new packages and new services, such as large data traffic packages, BestPay and family cloud to gain customers’ experience; for problems identified during the progress, closed-loop system process was in place to implement feedback, rectification and tracking against the issues found, so as to improve the operation services continuously. In self-owned stores and community stores, the Company set up Smart Family demonstration area to enhance customer experience of Smart Family through the physical display of products like e-Surfing HD and intelligent Wifi networking. The user experience platform UE189 developed and operated by the Company worked effectively and won the prize at the China UX Innovation Awards organized by User Experience Alliance China and other organisations.

According to assessment conducted by the Ministry of Industry and Information Technology, in 2017, the customer satisfaction rate on Internet access from both mobile and wireline broadband of China Telecom continued to maintain leading position in the industry.

Customer First Service Foremost

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IV. Fulfilling our responsibility towards our employees

China Telecom safeguards the interests of its employees in accordance with the laws, attaches great importance to building harmonious labour relations, supports labour unions in carrying out their functions, encourages the employees to participate in the management and actively helps the employees to improve their capabilities, so that the Company and the employees can grow together.

Safeguarding the rights of employees

The Company strictly complies with and implements the relevant laws and regulations regarding labour and protection of the employees’ rights and interests including the Labour Law of the People’s Republic of China, the Labour Contract Law of the People’s Republic of China and the Trade Union Law of the People’s Republic of China, and protects the rights and interests of employees with respect to labour rights, democracy rights and spiritual culture in accordance with the laws. The Company strictly implements the Notice on Standardisation of Labour Management in Strict Compliance with the Labour Contract Law of the People’s Republic of China, improves the staff management system, strengthens the labour contract management and employee relationships and conducts workforce employment in accordance with laws and regulations. The Company also ensures that all contract employees have their labour contracts signed and their social insurances paid. The Company strictly implements the Notice on Issues concerning Labour Dispatch Management, improves the business operation models and job role classification, determines the employment form of each role, standardises the agreements signed with contract or agency workers and urges these dispatch units and dispatch works to sign employment contracts, pay social insurance and to protect the rights and interests of contract or agency workers. The Company adheres to principles of gender equality, ethnic equality and equal pay for equal work, protects the privacy of employees in accordance with laws and implements the paid annual leave system. The Company prohibits child labour and forced labour in accordance with laws. In 2017, no child labour or forced labour were found. The Company supports the labour unions in carrying out their functions in accordance with the laws, encourages the employee participation in management and continuously establish a stable and harmonious relations with the employees.

Actively promoting employee growth

The Company strengthens the construction of high-level professional talents team. In 2017, the Company implemented China Telecom high- level professional talent management measures and continuously optimised various systems and procedures for talent “selection, cultivation, utilisation and retention”; supported by the group professional workstation, the Company experimentally implemented the talent cultivating and sharing plan which

“Young cadre e-Surfing training camp” for the growth of thousands of young employee

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Corporate Social Responsibility Report

combined research, education and production, established professional workstations in two key areas namely, industry applications and network operation. According to the needs of major projects, a professional talent pool for these projects was created. The Company fully leveraged on the functions of professional talents and enhanced their capabilities via on-the-job training.

In line with the needs of corporate transformation and development and employees’ needs, the Company implemented the tailored training program. The Company continuously built up the training capabilities of China Telecom College and China Telecom Online College and developed courses focusing on various job levels and skill needs of each role, initiating differentiated training courses. In 2017, the Company allocated resources tiltered towards training for frontline employees, strengthened the on-the-job practical training for “Unit CEO”, including frontline employees like frontline sales personnel, backed-end maintenance personnel and network system support staff, which was much appreciated by the frontline staff. The Company was awarded the “Excellence in Practice Awards” by the Association for Talent Development (ATD) and the “Award of Excellence” by International Society for Performance Improvement (ISPI) for the “Unit CEO” training.

The Company actively urges the employees to develop and improve their skills and enhance their values concurrently. In 2017, the Company consistently held various staff skill competitions and knowledge contests, fully mobilised the function of innovation workshops, guided the staff to improve their capabilities and quality and encouraged them to strive for innovations in their daily job, enabling employees to attain value enhancement and pursue personal development.

Enhancing production safety and health and safety management

The Company sincerely implements the Work Safety Law of the People’s Republic of China, effectively fulfills the core responsibilities for corporate safety production, continuously perfected safety production management system, clearly defined safety production duties, and strengthened performance evaluation. The Company establishes and improves its ‘dual preventive mechanism’ of risk management, including identified risk matrix and early elimination of hidden dangers, continuously checks safety production, strengthens supervision on the construction units and on-site inspection, and timely eliminate hazards; conducts safety production spot checks at the branches in 20 provinces (autonomous regions, municipalities) during the year, issues the assessment reports and list of questions identified, and promptly pushes forward the rectification. The Company carries out the activity of “safety production month”, widely

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Corporate Social Responsibility Report

promotes relevant laws and regulations as well as internal policies and rules on production safety, persistently increases the employee awareness on safety, sense of self-protection and self-check, and enhances the training of special operation employees, ensuring all of them obtain licences to operate. By the end of 2017, there was no occurrence of severe casualties and accidents. The Company attaches great attention to occupational health and safety by regularly organising the employee medical examination and continuously improving workplace environment, thus effectively eliminating the occurrences of occupational diseases. The Company continuously conducts employees assessment programs (“EAP”) and other counselling activities concerning mental health of the employees, and proactively helps the employees reduce their physical stress.

Caring employees’ lives

The Company perfects the closed-loop management mechanism from gathering, analysis, processing and feedback to understand employee grievances and establishes communication channels with combination of traditional approaches like seminars, enquiries and interview, face-to-face activity, employee forum and online platform, striving to enhance the communication. The Company proactively responds to staff requests, promotes normal sympathy, express cares to employees such as special help for vulnerable employees, medical care consultation service and the provision of medicine cabinet, to offer practical solutions to the employees with needs. In 2017, the Company insisted to offer employees routine care and visits frontline employees with needs, proactively built and promoted ‘Four-Smalls’ namely small canteens, small bathrooms, small washroom and small activity rooms, continuously built ‘Mummy Cabins’ responding to the special needs of female employees, organised cultural and sports activities in which the employees were interested, to assist the employees in achieving work-life-balance and to increase the sense of blessings.

V. Fulfilling the responsibility for environment

China Telecom complies with the Environmental Protection Law of the People’s Republic of China, the Energy Conservation Law of the People’s Republic of China and other laws and regulations related to environmental protection, practises the concept of green development, endeavours to build a green network, pushes forward green operation to effectively protect the environment. The Company sets up environmental indicators, releases collected performance data on a regular basis, proactively communicates with the society of its environmental protection actions and effectiveness and willingly opens to public scrutiny. There was no violation of environmental protection laws and regulations as well as no material impact on the environment caused by the Company in 2017.

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Corporate Social Responsibility Report

Promoting energy conservation and emission reduction

The Company implements rules on energy conservation and emission reduction, through means like rules and regulations, work plans, assessment evaluation etc., applies energy conservation and emission reduction requirement to link through various operation activities such as procurement, construction, operation and office administration. China Telecom endeavours to reduce energy consumption of all kinds as well as greenhouse gas emission.

The Company consistently reduces energy consumption in network operation. The Company prefers low energy and environmentally friendly products when purchasing new equipments and proactively brings in new technologies to build the fibre network which is enabled to be more energy savings. In 2017, the Company persistently replaced the obsolete equipment with high energy consumption, and completed the exiting of traditional TDM program-controlled exchange end office from the network; constantly promoted the integration of our business platforms with ‘cloud resource pool’, actively applied energy- saving technologies in the construction of machine rooms and base stations, further extended the coverage of the energy- saving technological application coverage for fundamental ancillary facilities and actively promoted the optimisation and redundancy reduction of such facilities, further advanced energy consumption in sub-divisions evaluation, to further enhance precision management of energy conservation and emission reduction. In 2017, the unit energy consumption per information flow was 7.1 kgce/TB.

The Company proactively promotes energy efficiency approaches in the fields of operations, office administration and trainings. The Company accelerates the development of e-channel and constantly promotes the usage of e-channel in order to expand the proportion of e-channel amongst all channels. The Company advocates and encourages conferences or trainings by video, standardise and establishes the KPIs on the proportion of video conferences and trainings applied throughout the year as an assessment tool. The Company actively induces employees to learn and attend trainings via online channel by online college.

"Love with e-Surfing" volunteer service team participated in the tree planting day

China Telecom employees took part in social welfare activity

Energy saving and go green

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Conservation of natural resources

The Company promotes water conservation. The Company strengthens the management on water usage, actively carries out sewage disposal and treatment work, and promotes reuse of waste water, popularises water-saving appliances, and performs regularly checks and repairs on each section of the water supply system to prevent occurrence of “water runs all the time” and “water runs without being used”. The major source of water is municipal water and reclaimed water is also used to certain extent. Within the reporting period, no water originated from its source has constituted major material impact.

The Company encourages paper saving. The Company actively pushes forward measurements on its paper use. According to the preliminary estimates, the amount of paper used in 2017 was approximately 2,000 tons. The Company, from the perspectives of technical and procedures, proactively reduces paper use in operation sites and office facilities, and popularises electronic VAT invoice, electronic bills and paperless operation. In 2017, the Company connected its financial system in alignment with the system of the tax bureau, achieving automatic check of invoice authenticity and ceasing to provide the original paperwork for authentication checks.

The Company deepens reverse logistics by implementation of measures on reverse logistics, enhances the recycling, disposal and utilisation of waste and used materials, to effectively save resources and to reduce environmental pollution. In 2017, the Company constantly promoted the recycling, utilisation and harmless disposal of such waste and old materials as batteries, copper cable and wireline devices. Since the traditional lead-acid battery contains large amount of heavy metal, waste acid, waste alkali and other electrolyte solution, discarding battery carelessly will create water pollution and damage the crops and land. The Company, on one hand, conducts overall on-site evaluation on the environmental protection practices of the battery supplier, and constantly purchases green and energy-saving products such as high temperature resistant lead-acid battery and lithium iron phosphate battery, and on the other hand, the Company gradually establishes a complete management system for battery recycling and disposal, and complies with relevant state laws and regulations in terms of recycling, transportation, storage and transfer, to prevent pollution. The Company centralises the trade and transfer of waste copper cables generated from the ‘Fibre roll-out’ campaign, through public auction, etc., to ensure openness, justice and fairness. The Company constantly enhances the recycling and reuse of equipments like wireline terminals through measures such as refurbishment and cross- provincial re-allocation, etc., to improve resources efficiency and to mitigate the risk of environmental pollution. Waste and used materials without recovery value are properly disposed in strict accordance with state regulations after taking full account of the environmental impact.

Emphasising environmental protection in engineering construction

The Company has taken proactive environmental protection measures regarding issues in telecommunications engineering construction concerned by the government and the public, such as farmland protection, equipment pollution, construction impact and electromagnetic radiation.

In the aspect of farmland protection, the occupied lands for residential use and other used lands will be preferred in site selection for base stations, to the greatest extent that no additional farmland will be occupied.

In the area of equipment pollution, non- polluted equipment with low noise and electromagnetic and free of pollutants will be preferred.

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In the aspect of construction impact, mineral reserves, forest, grasslands, wildlife habitats, natural and cultural relics, natural reserves, scenery areas, etc. are intentionally avoided when conducting routing roll-out deployment for fibre cables, so that the surrounding environment will not be changed.

In regard to electromagnetic radiation, the Company monitors and assesses the electromagnetic radiation around the base station, opens to public scrutiny, enhances communication with the community and respects voices from the community, strictly controls the quality of network equipment by imposing controls from the source, actively takes advanced technical means to refine the layout of base station, so that the emission is lower than the national standards.

Promoting co-construction and co-sharing of communication infrastructure

The Company closely worked with other telecommunications operators and China Tower Corporation Limited, actively pushing forward the co-construction and co-sharing of such infrastructures as base stations, channels and pole lines, to effectively reduce repeated construction, to protect the natural environment and landscape, and to reduce the land use and energy and raw materials consumption. In 2017, the Company provided more than 22,000 kilometers of shared pole line, more than 1,500 kilometers of shared pipeline, and more than 1,200 sets of shared indoor distribution system.

VI. Promoting obligation performance by the supply chain

China Telecom strictly follows the purchase-related state laws and regulations as well as its internal management rules on purchase, consistently adheres to the management concepts focusing on value-added, sunshine and green procurement, commits to a trusted relationship with suppliers to achieve win-wins, and actively communicates with and encourages its suppliers to fulfill social responsibilities together.

Regarding value-added procurement, the Company implements requirements on quality of the purchased materials, expands the scope of quality inspection, improves supplier performance management, reviews the supplier evaluation system, enhances the application of data from above- mentioned supplier management activities in purchase bidding evaluation, and facilitates the supplier to improve the delivery performance.

Regarding sunshine procurement, the Company strictly complies with requirements of regulations on management of the purchase bidding and tendering, and constantly promotes open bidding and transparent sourcing. In 2017, the Company organised its first competition on purchase regulations knowledge, in which over 8,700 personnel from 40 business units participated, promoting the standardisation of purchasing activities; released 85,000 sourcing notices, which increased by over 3 times over 2016.

Regarding green procurement, the Company constantly promotes the application of green procurement index in the sourcing process, increasing the purchase of energy-saving products. DC power modules purchased in 2017 accounted for 94% of the high efficient power modules and the unit energy consumption of the sourced key specialised equipment was 2.8% lower than that in 2016.

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Corporate Social Responsibility Report

VII. Participation in social welfare activities

China Telecom voluntarily participates in social welfare activities. The Company implements the measures on donation, under the principles of ‘voluntariness, clear accountability, action within capabilities, being honest and trustworthy’, supports the development of technology, education, culture, sports and health care through multiple ways, and helps the vulnerable, disabled and disadvantaged. The Company encourages its employees to carry forward the spirit of volunteerism, and actively participate in volunteering activities of various types.

In 2017, the Company constantly assisted the parent company to carry out fixed-point poverty alleviation and supported the allocated area, The Company sponsored projects in fields like infrastructure, digitalisation, educational training, agriculture, sanitation and technology in 5 counties, including Banbar County of Tibet Autonomous Region, Yanyuan and Muli Counties of Sichuan Province, Shufu County of Xinjiang Uygur Autonomous Region and Tianlin County of Guangxi Zhuang Autonomous Region.

The Company constantly promotes the application of the Big Data Management platform for targeted poverty alleviation to all regions which makes it possible for the poverty alleviation administration authority to manage at village, household and individual level and to facilitate the measurement implementation. By the end of 2017, the management platform was deployed to 718 counties in 15 provinces (autonomous regions, municipalities), benefiting more than 31 million population living in poverty. The Company actively promotes information construction in rural areas to relieve poverty, constantly builds online platform for farmers, improves network services in rural areas and facilitates the market entry of agricultural products to the city. By the end of 2017, the number of farmer cooperation reached 65,000, covering 579 counties (districts) in 23 provinces (autonomous regions, municipalities) and benefited over 9 million farming households.

"multi-mode" handsets gained popularity in Tushan temple fair	Introduced emergency communications to schoolchildren

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Human Resources Development Report

In 2017, our work on human resources has firmly adhered to the Company’s overall strategies in transformation and upgrades. We further liberalised our thoughts, innovated mechanisms, solidified foundation, standardised management and optimised the allocation of existing resources in order to continuously enhance human resources efficiency and provide sound organisational assurance and personnel support for the corporate sustainable and healthy development.

I. Strengthen senior management and executive team building. Integrating with the structural adjustment of executive team, we continue to promote younger cadre team and optimised the leadership structure of our provincial and municipal branches. Through methods including selection and recruitment, job exchange programs and rotation, as well as succession and retirement, we adjusted our executive teams among headquarters, provincial branches, professional units and sub-organisations. A group of well- recognised executives with superb qualities, distinguished capabilities and outstanding performance were selected and promoted to important management positions, hence the professional and age structure of our management teams became more reasonable and balanced. We increased our efforts in training reserve cadres so as to achieve full coverage of practical training on reserved deputy cadres of provincial branches and provide the back-up reserve talents pool for corporate development.

II. Strengthen the supervision and guidance on staff selection and appointment. Insisted on problem- oriented approach, we embed staff selection and appointment inspections into internal review with concurrent deployment and commencement, achieving full coverage of selection and appointment inspections. By launching deepened staff selection and appointment specific governance work, we implement rectifications according to categories so as to ensure specific governance work attaining effective results. The unification of the development of online selection and appointment supervision system has effectively reduced irregular staff selection and appointment practice and unconscious working errors or omissions.

III. Firmly establish “Talent Strong Enterprise” development strategy and clearly define talents work planning and goals to actively promote key tasks on talent management. In 2017, the Company further defined talents work planning and goals of “Hundred, Thousand and Ten Thousand Professional Talent Project”. We fully optimised the eco-system for talent development and increased our efforts in innovation and attraction of talents, achieving new progress and new breakthrough in the area of talents work.

Management exchanged ideas with frontline network maintenance technical experts

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Human Resources Development Report

IV. Continuously optimise the structure of human resources. In 2017, according to the actual circumstances of business development of various provincial companies and the actual needs of adjusting workforce structure, we further optimised the total staff size control methods and reduced total staff size control for the provincial branches with rapid business development and high per headcount efficiency. Meanwhile, we provided tools and guidelines in managing staff size and optimisation of structure through annual efficiency benchmarking for provincial branches.

V. Enhance precision management of human resources and promote smart operations of human resources. With centralised MSS human resources system as the carrier, we strengthen connection and applications of human resources information and work information through injecting intelligence in Big Data application and management. In 2017, we carried out smart human resources pilot projects in Anhui and Zhejiang. Focusing on frontline customer-facing staff and surrounding the promotion of “three forces”, we commenced staff profiling and injecting intelligence in management, achieving precision allocation, precision motivation and precision cultivation so as to enhance execution capability.

Information of Employees

As at the end of 2017, the Group had 284,206 employees. The number of employees working under each classification and their respective proportions were as follows:

	Number of Employees	Percentage
Management, Finance and Administration	44,289	15.6%
Sales and Marketing	141,261	49.7%
Operations and Maintenance	89,047	31.3%
Research and Development	9,609	3.4%

Total	284,206	100.0%

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Corporate – Employee Relationship

Communication between Management and Employees

We endeavour to maintain close connection with employees and understand the employees’ issues in all aspects. We established employee representative system at the group level to further standardise corporate employee empowerment. We also created a platform for employees at the group level to participate in company’s affairs so as to facilitate the implementation of employees’ rights of knowledge, participation, expression and scrutiny. In addition, we convened the Employees’ Representative Congress to listen to the general managers work report, reports of employees’ protection and development and “Four-Smalls” construction employees’ caring report. On special occasions such as holidays and important events, we innovated and carried out micro-surveys such as “International Working Women’s Day” female employees’ wishes, “National May 1st” outstanding model workers’ thoughts and demands, “Four-Smalls” demands of employees from northern branches at county level, comments and recommendation of cadres of labour unions and employee representatives. We also conducted micro-surveys on employees who participated the training every session. Our labour unions at provincial level initiated various survey activities such as micro wishes. In total, over 50,000 individuals participated. Through multi-type, multi-layer and multi-frequency surveys, we had more comprehensive, deepened and precise understanding in employees’ thoughts and working and living conditions. The understanding rate of complaint channels among frontline staffs reached 93%.

Cadres of labour unions at all levels, employees’ representatives and heads of labour unions insisted on in-depth investigations of frontline employees’ conditions, assisting in reflection and facilitating solving of employees’ difficulties and complaints. Through initiation of investigations on the platforms such as “Dual Hundred”, WeChat, YiChat and OA, we attended to the employees’ discussions and feedbacks on the Internet and understood employees’ condition via different channels. Labour unions at all levels held employees forum, visited staff families and employees at the frontline of production, received employees’ letters and visits as well as conducted online and offline questionnaire surveys, etc., at 62,000 times. In addition, we collected more than 16,000 employees’ requests. All these measures facilitated the employee resolution rate of reasonable requests reached 86%.

Management provided guidance for emergency support	Management instructed employees at sales outlets

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Roles and Duties of Labour Unions

Surrounding stimulation of vitality of employees, enhancement of capabilities and strengthening execution capability, we carry out job innovation activities to motivate employees to love and respect their jobs, make contributions so as to foster development. The Company launched “My job, My innovation” theme activities while the online activities emphasised fun and interaction. General knowledge competitions themed as Transformation 3.0, discipline inspection, production safety, employee empowerment and confidentiality were hosted on “Dual Hundred” platform with 370,000 participants in total. With the launch of job innovation “Xiao Xin San Wen” topics sharing activities, our employees shared nearly 10,000 topics. The “I want to share” module effectively promoted the exchange, replication and promotion of good practices and outstanding results. By carrying out “My team, My home” activity, more than 265,000 people participated in online communication and discussion, and selected 100 excellent teams. Offline activities emphasised effectiveness. Through job innovation training classes, promotion of outstanding job innovation employees’ stories and recognisation of excellent achievements, the enthusiasm of frontline employees devoted into job innovation was significantly stimulated.

During the periods of “International Working Women’s Day” and “National May 1st”, the Company obtained a total of 205 external honours at provincial and ministerial levels or above. To vigorously promote model workers spirit and craftmans spirit, we held forums to recognise the model outstanding employees and members of our senior management team met with representatives. 1,130 innovation workshops for model workers and employees were established. 32 employees were awarded the title of “Technical Master of China’s State- owned Enterprises”. 21 employees were awarded the title of “Labour Master of China Telecom”. 81 employees were awarded the title of “Technical Master of China Telecom” while 7 employees were awarded the title of “Experts of Job Innovation of China Telecom”.

Coordination and Communication between the Company and the Labour Unions

Surrounding key task and major work of transformation and upgrades, we organised 14 various competitions such as “Excellent Marketing Skills Cup”, “Integration Cup” and “e-Surfing Cloud Cup” jointly with relevant business departments. The Company also organised 4 phases of exchange programmes of outstanding staff by categories and carried out selection activities for outstanding job innovation teams and individuals. The Company organised more than 4,600 competitions including labour competitions, skills competitions and knowledge competitions, which effectively promoted the accomplishment of operating production tasks and enhancement of the employees’ skills. Labour unions at all levels motivated employees to be conscientious and innovative and actively established platforms to create an environment for innovation. The Company carried out more than 2,700 activities to encourage employees’ innovation in their own job, resulting in more than 17,000 job innovation achievements and more than 3,700 recognitions.

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Caring for Employees

With persistent enrichment in connotation and expansion in outreach, we promoted “Four-Smalls” activities by continuously solving basic livelihood difficulties of staffs, concerned problems as reflected by employees and helping female employees to solve special difficulties, so as to help our employees to solve their practical problems in a timely manner. Units at all levels updated and maintained the obsolete “Four-Smalls” facilities and adopted measures to enhance standard of catering service to the staff. More than 2,700 “Four-Smalls” facilities were newly built while 14,500 established “Four- Smalls” were consolidated and enhanced. The investment amounted to RMB280 million while the staff satisfaction rate on catering service reached 95%. We coordinated northern counties’ branches to set up “Four-Smalls” and discussed the promotion of “Four-Smalls” construction of northern counties’ branches.

Labour unions at all levels do solid work and solve difficult problems for employees, cumulative of more than 15,000 employees’ problems were effectively tackled in total. In the aspect of physical and mental health, we organised more than 4,000 activities such as psychological counselling, EAP trainings and activities for personal growth and pressure relief. We installed more than 2,000 air purifiers, more than 5,000 water purifiers and 12,000 small medical boxes for frontline units. Medical services were provided to more than 29,000 individuals. In regard to difficulty assistance, we helped 22,000 employees who were in difficulties and invested more than RMB50 million in the relief fund. In the aspect of employee care, routine care and visits covered cumulative of 645,000 employees and RMB160 million was allocated to the sympathy fund. We also visited staff families for more than 27,000 times and expressed our sympathy and care to more than 14,000 employees having kids taking examinations. We also carried out more than 11,000 staff engagement activities such as childcare and office open day for employees’ families. Regarding the care of female employees, we built 1,045 “Mummy Cabins”, distributed approximately 3,000 radiation protection suits to female employees during pregnancy and carried out more than 3,000 activities for female employees during the “Women’s Day”. In terms of recreational and sports activities, the Company’s labour unions held the first “e-Surfing Cup” employee badminton competition. Labour unions at all levels organised nearly 3,000 matches and activities which involved 250,000 employees. The “e-Surfing Cup” mobile photography contest was held and 15,000 photos for contest were received in total. The Company’s labour unions at all levels carried out more than 33,000 recreational and sports activities with participation rate of employees reaching 88%.

Strengthening Human Capital

In 2017, we actively undertook and participated in the national knowledge updates project for professional and technical personnel. In August 2017, China Telecom held the knowledge updates project training class of the Ministry of Human Resources and Social Sciences at Zhejiang Telecom Training Centre — “Advanced Training class on Information Security in the Big Data Era”. A total of 87 professional and technical personnel and management personnel related to information system and information security from the government, enterprises, universities, computer associations and communications industries attended the training.

In 2017, we actively promoted the construction of national-level professional and technical personnel continuing education base. In 2017, as a national- level professional and technical personnel continuing education base, our Zhejiang Telecom Training Center leveraged its

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industry advantages on the professional and technical personnel training while focusing on the adjustment of economic structure, the development of high-technology industries and the enhancement of self-innovation capabilities. In 12 key areas and 9 modern service industries, we implemented short- term training programs for training and cultivation of talents that are in urgent demand, endeavouring to become the service platform for cultivating high- level, urgently-needed, and backbone professional and technical personnel for the nation.

In 2017, China Telecom endeavoured to promote the construction of the first batch of the state’s model in mass entrepreneurship and innovation. In 2016, China Telecom became one of seven companies being the first batches of the state’s model in mass entrepreneurship and innovation. To fully exploit the advantages of corporate innovation and resource integration capabilities, in 2017, China Telecom closely focused on the corporate transformation and upgrades strategy, and endeavoured to build a “five-in-one” systems and mechanisms in mass entrepreneurship and innovation in alignment with frontline entrepreneurship platform, technology research and development institution, product innovation base, business incubation platform and self-innovation activities, which strongly stimulated the vitality of innovation and entrepreneurship within the Company and drove all employees to participate in innovation and entrepreneurship. Meanwhile, through open-source software talent training camps, data analysis and excavation talent training camps, ecosphere operation elite training camps and product manager training camps, employees’ skills and capabilities in innovation and entrepreneurship was continuously enhanced.

Efficient operations of online college

In 2017, with full exploitation on the functions of online college in the field of Internet learning, we continuously carried out platform construction, product iteration and business operations. Throughout the year, we added 3,348 online learning resources (including 1,341 courses) with length of study of approximately 4.49 million hours, with 270,267 students accumulated in total. 64 post certifications were also organised, covering a total of 100,965 individuals. We vigorously promoted and operated online training class products and promoted the holding of 553 online special classes within the Company, a total of 249,194 employees registered. Mobile learning products have a daily activity of 16,300 people, representing an increase of 30% from 2016. Focusing on key businesses, we launched various quality resource learning packages, covering a total of 257,074 people. We also operated two types of online live courses, namely “Internet + New Classroom” and “New Network Technology Class”, covering 114,073 people. In addition, we operated Unit CEO learning zone and built Unit CEO business school covering 103,379 people.

Building up the Internal Training Team

The construction of the internal training team system and team building has new progress. The first was to establish systems of internal trainer points and grade management so as to further improve the incentive and recognition mechanism for internal trainers. The second was to carry out annual appointments of internal trainers at the group level. We newly-added market and discipline professional group-level internal trainers so that the group-level (exclusive) internal

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trainers were no longer distinguished by professional categories. In 2017, a total of 44 group-level (exclusive) internal trainers, 281 group-level internal trainers (including regular ones) and 195 group-level internal trainers were employed. As of December 2017, the Company established internal training team for 8 specialties and 31 sub-specialties, and the group-level internal trainers (including trial recruitment) reached 1,070 individuals. The third was to adjust the remuneration standards for internal trainers. The remuneration standards of the group corporate-level internal trainers were doubled on the basis of the original standards.

Developing leadership skills

We achieved full coverage of the training of operation management personnel at provincial level and completed the full coverage of training for leaders at all levels. In 2017, the Company organised the seminar for general managers of provincial companies, the seminar for deputy general managers of provincial companies, the special training courses for new deputy general managers of provincial companies, 2017 China Telecom Spring Division-level Cadre Training Course (headquarters sent 5 people for the first time for a 100- day intensive training), China Telecom Entrepreneurs Training Camp A7, A8 class, the seminar for general manager of city- level companies, intensive training for leading the transformation for thousands of people, the training camp for new deputy general manager of the city-level companies, totaling 25 sessions with the number of man day reaching 10,965 (an increase of nearly 20% over the previous period). Meanwhile, seminars were held for managers of outstanding counties companies, and a total of 9 phases of strategic decoding training camps for city-level companies were held. Throughout the year, the leadership training, open classes, and training of internal trainers covers the total number of leading cadres at all levels of 1,517 individuals, reaching 12,143 man day.

Cultivating professional talents

In 2017, the Company further defined the human resources work target and development plan of the “Hundred, Thousand and Ten Thousand Professional Talent Team Building”, that is, “building 50 to 100 chief experts of the group, about 1,000 group experts and about 10,000 provincial company experts and city-level company expert team”, clarifying the division of labour and job responsibilities and determining the professional classification of technical, marketing, and comprehensive talents, and further optimising various systems and processes for talent “selection, cultivation, utilisation and retention”. By the end of 2017, the Company had 7,910 experts at various levels. The overall layout of the “Hundred, Thousand and Ten Thousand Professional Talent Project” achieved initial results.

From the perspective of selection, cultivation, utilisation and retention, we strengthened the transformation of talents through the open-source online programming examinations and a variety of innovative personnel training models. The Company’s two transformation talent teams of open-source talent and Big Data began to take shape. We established a practical training base for industry-university-research collaboration represented by the OTMS transfer talent workstation. Through the tagging of transformation of talents, Big Data was used to drive intellectualisation of talent management upgrades.

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Staff capacity building

The Unit CEO talent training program doubled in size. For the third consecutive year, the “China Telecom Unit CEO Talent Cultivation and Capacity Improvement Project” was launched. A total of 73 Unit CEO training courses were held at the corporate level and the joint regional training project was carried out creatively, carrying out direct face-to-face teaching on 3,323 people, accounting for nearly 10% of the total number of Unit CEOs. Among them, there were 12 classes for internal trainers and 480 instructors were authorised to deliver training courses. This project was awarded “Excellence in Practice Award” by the Association for Talent Development (ATD) of United States in May 2017.

The Company’s front-end and back- end professional and talent personnel training fully achieved the transition to actual combat and attained remarkable results. The first was the “Value- Creation Marketing, Training and Production Integration Project” of the government-enterprise professional line. It was awarded the 2017 China Performance Improvement Best Practice Model Award by the International Society for Performance Improvement (ISPI). The second was the “Training and Recommendation Project” of the entity channel line. It was awarded the 2017 China Performance Improvement Best Practice Award by the ISPI. The third was “Prospective Sailing” key business promotion of the market professional organisation. A new breakthrough was made in creating a best practice case study training camp. The fourth was that the network operation and IT profession are subject to action learning and practical training. Based on the cultivation of the original B-level talents, we started talent workstation model and created new results.

Nurturing and inducing brilliant young talents

We promoted internship programme operation and management on a regular basis and organised spring and summer internship programmes with our “Surfing internship platform”, providing a total of nearly 2,348 internship positions cumulatively from telecommunications companies and their subordinate units in 2017. We also continued to organise the top graduate cultivation programme. In 2017, units at all levels selected over 1,400 top graduates for this programme. The Company organised corporate-level outstanding graduate demonstration class and 3 sessions of demonstration class for top graduates with the participation of 208 outstanding young staff representatives.

Recruitment

The Company recruits university graduates and mature talents from the society. The Company organised unified platform, unified advertising and unified key universities promotion and talks to recruit university graduates. In 2017, the Company recruited more than 7,000 graduates. Upon joining the Company, the new graduates generally have to attend 1 to 2 months of induction training to help them understand the corporate strategies, culture and business of the Company. In order to promote the integration

Management shook hands with the winners of “National May 1st Labour Medal”

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of new employees into the corporate culture, accelerate the growth of new employees and enhance the competency of new employees, in 2017, the Company expanded the pilot program for new employee tutoring projects. For the recruitment of mature talents, the units at all levels organised the recruitment in accordance with the needs of the business development.

To provide opportunities for the employees’ career development, the Company developed a comprehensive dual promotion channel. Promotion is based on the principles of fairness, justice, openness and transparency. The Company fully respects employees’ rights of choice, knowledge and scrutiny.

In the recruitment and promotion processes, the Company treats all candidates and employees equally regardless of gender, age and race.

The Company strictly abides by the national regulations relating to employees’ working hours and implemented the Regulations on Paid Annual Leave for Employees promulgated by the State Council and formulated the relevant policies in relation to employee vacation.

The Company strictly abides by the laws and regulations such as the Labour Contract Law of the People’s Republic of China and constantly improved the management system relevant to employees. Taking into account the actual circumstances of the Company, we implemented relevant system and developed detailed provisions for termination of employee labour contracts.

Remuneration and Performance Management

Remuneration

With the implementation of positions as foundation and establishment of a close and direct linkage between performance and contribution, the differentiated remuneration distribution system of the Company applicable to different characteristics of positions is mainly comprised of post salary, performance salary, allowance and subsidies, insurance benefits, etc Meanwhile, all units are encouraged to actively explore remuneration distribution methods that meet different positions’ characteristics according to its business development requirements, including annual salary system, incentive wage system, project wage system and piece-rate wage system. We adhere to performance-oriented and fairness in internal distribution and tilt towards high-quality professionals and the frontline staff so as to encourage more pay for more work.

Persisting in the optimisation and perfection of labour costs resources allocation, as well as the close linkage between corporate development and performance contribution, we implement differentiated resources allocation model for various units integrating with its own characteristics, and fully mobilise the enthusiasm and initiatives of development of various units, encouraging everyone to adhere to “high contribution, high yield” and “early development, early benefit”.

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Performance management

The Company has established a relatively comprehensive performance evaluation system for all of its employees. Branches at all levels have established employees’ performance evaluation teams which are led by the respective general managers of the relevant branches and have formulated evaluation methods for deputies, functional departments, subordinated units and general employees. The Company improves its employee evaluation and incentive mechanism and the related scrutiny and supervision system to ensure the fairness and reliability of the performance evaluation results. At the same time, we further optimise and improve the performance evaluation system and implement performance evaluation by categories of business units, deputies, mid-level management and employees of all levels, enhancing the specificity of the performance evaluation work.

Guaranteeing Employees’ Rights and Interests

The Company strictly abides by the laws and regulations such as the Labour Law of the People’s Republic of China and the Labour Contract Law of the People’s Republic of China to regulate its employment practices. The Company adheres to offering equality of remuneration and work for male and female employees and implements special regulations to protect female employees’ rights and interests. There were no discriminatory policies or regulations, nor had there been any circumstance whereby child labour or forced labour was employed.

Premier Li Keqiang visited China Telecom	Premier Li Keqiang conducted video call with “unit CEOs”

Environmental, Social and Governance Report

Table of the ESG Indicators

Issues	Name of Indicators	Units	Year 2017
	Scope 1: Direct Greenhouse gas emissions[1]	million tons CO2e	0.29
	Scope 2: Indirect Greenhouse gas emissions[1]	million tons CO2e	11.22
	Total Greenhouse gas emissions[2]	million tons CO2e	11.51
	Greenhouse gas emissions per unit operating revenue	tCO2e/million yuan	31.42
	Sewage emissions[3]	million tons	37.55
	SO2 emissions[4]	tons	122.11
	Waste disposal amount	tons	121,276.15
	Waste disposal fee	million yuan	2,629.01
	Waste storage batteries disposal amount	tons	11,588.42
Emissions	Waste storage batteries disposal fee	million yuan	83.41
	Waste telecommunications equipment disposal amount	tons	14,005.04
	Waste telecommunications equipment disposal fee	million yuan	114.49
	Waste cables disposal amount	tons	85,561.88
	Waste cables disposal fee	million yuan	2,347.43
	Waste terminals disposal amount	tons	587.56
	Waste terminals disposal fee	million yuan	20.40
	Other waste disposal amount	tons	9,533.23
	Other waste disposal fee	million yuan	63.29
	Domestic waste emissions[5]	tons	19,134.93

Environmental, Social and Governance Report

Table of the ESG Indicators

Issues	Name of Indicators	Units	Year 2017
	Electricity consumption	100 million kwh	162.76
	Natural gas consumption	million m3	8.50
	Coal consumption	10,000 tons	0.91
	Gasoline consumption	10,000 tons	6.15
	Diesel consumption	10,000 tons	2.04
	Kerosene consumption	tons	0
	Purchased heat consumption amount	GJ	1,500,277.53
	Purchased heat consumption fee	million yuan	79.37
	Overall energy consumption[6]	tce	2,191,379.37
	Overall energy consumption per unit of information flow	kgce/TB	7.10
Use of Resources	Overall energy consumption per operating revenue	kgce/million yuan	5,983.63
	Power consumption per carrier frequency at base stations	kwh/carrier frequency	721.77
	Water consumption	million tons	44.18
	Water consumption per unit operating revenue	tons/million yuan	120.63
	Coverage rate of energy-saving technology at base stations	%	67.00
	Coverage rate of energy-saving technology at telecommunications equipment room	%	72.81
	Reclaimed water consumption	tons	36,531.37
The Environment and Natural Resources	Investment in energy saving and emission reduction	million yuan	531.94
	Number of new energy base stations	—	23,337
	Times of video conferencing	—	36,896

Environmental, Social and Governance Report

Table of the ESG Indicators

Issues	Name of Indicators	Units	Year 2017
	4G international roaming countries and regions	—	137
	Domestic administrative village fibre broadband coverage[7]	%	85
	Domestic administrative village 4G network coverage	%	88
	Internet backbone interconnection bandwidth	G	4,656.31
	International interconnection bandwidth	G	4,902.15
	Call drop rate of mobile communication	%	0.24
	Call completing rate of mobile communication network	%	97.51
	Call completing rate for access line	%	94.86
	Packet loss rate of broadband Internet ChinaNet backbone network	%	0.02
Product Responsibility	Degree of satisfaction of mobile Internet users[8]	points[9]	76.40
	Degree of satisfaction of mobile voice users[8]	points[9]	80.92
	Degree of satisfaction of fixed Internet users[8]	points[9]	75.03
	Degree of satisfaction of access line users[8]	points[9]	79.41
	Percentage of in-time response to customer repair reports	%	98.30
	Degree of satisfaction of international customers	points[9]	90.10
	Number of newly acquired patent authorisation	—	432
	Number of newly acquired invention patent authorisation	—	406
	Cumulative number of patent authorisation	—	1,720
	Cumulative number of invention patent authorisation	—	1,611
	Number of phishing and fraud sites blocked	—	3,744
Anti-corruption	Anti-corruption education programs organised	—	11,478
	Attendance of anti-corruption education and trainings	person-times	598,778

Environmental, Social and Governance Report

Table of the ESG Indicators

Issues	Name of Indicators	Units	Year 2017
	Percentage of employees participating in labour union	%	100
	Percentage of female employees at management level	%	19.39
	Total number of employees[10]	—	284,206
	Percentage of employees aged 30 and below	%	13.89
	Percentage of employees aged 31 to 50%		72.37
	Percentage of employees aged 51 and above	%	13.74
	Percentage of female employees	%	32.39
	Percentage of employees of ethnic minorities	%	6.39
Employment	Percentage of local employees hired in Hong Kong, Macau, Taiwan and overseas branches	%	42
	Total number of newly-hired employees	—	8,888
	Percentage of newly-hired female employees	%	41.56
	Number of resigned employees	—	4,599
	Percentage of female employees among resigned employees	%	34.20
	Total number of dismissed employees	—	337
	Percentage of female employees among dismissed employees	%	26.71

Environmental, Social and Governance Report

Table of the ESG Indicators

Issues	Name of Indicators	Units	Year 2017
	Death rate in accidents per 1,000 employees	%	0.0035
	Injury rate in accidents per 1,000 employees	%	0
	Loss of working days due to work-related injury	—	0
Health and Safety	Number of participants in safety emergency drills	person-times	192,958
	Number of participants in health and safety trainings	person-times	263,598
	Participation rate of employee health checkup	%	100
	Training expenses per employee	yuan	2,584.60
	Number of internal trainers	—	10,151
	Number of training participants	10,000 person-times	46.62
	Number of senior management trained	person-times	360
	Number of middle-level management trained	person-times	58,884
	Number of general employees trained	person-times	406,913
	Number of female employees trained	person-times	156,666
	Number of participants in skill certification	person-times	88,511
Development	Number of employees enrolled in online college	10,000 persons	27.03
and Training	Average training time per employee	hours	37.20
	Average training time per senior management	hours	56.71
	Average training time per middle-level management	hours	33.01
	Average training time per general employee	hours	21.88
	Average training time per male employee	hours	23.60
	Average training time per female employee	hours	22.33
	Average training time in online college per employee	hours	16.60

Environmental, Social and Governance Report

Table of the ESG Indicators

Issues	Name of Indicators	Units	Year 2017
	Number of registered employee volunteers	10,000 persons	4.38
	Total service time of volunteers	10,000 hours	47.39
	Number of participants in volunteering activities	10,000 person-times	8.97
	Number of volunteering activities	sessions	9,867
	Volunteer service activities input amount	million yuan	10.75
	Number of participated pole line co-construction	kilometres	5,687
	Number of provided pole line co-sharing	kilometres	22,198
	Number of participated pipeline co-construction	kilometres	3,564
Community	Number of provided pipeline co-sharing	kilometres	1,533
	Number of participated indoor distribution system co-construction	—	9,249
	Number of provided indoor distribution system co-sharing	—	1,299
	Personnel involved in emergency communication support	person-times	111,610
	Number of emergency communication equipment dispatched	set-times	19,494
	Number of emergency communication vehicles dispatched	vehicle-times	25,990
	Number of emergency public service messages sent	million pieces	23.01

Notes:

1.	The greenhouse gas is measured based on the Greenhouse Gas Protocol – Enterprise Accounting and Reporting Standards of World Resources Institute (WRI) and World Business Council for Sustainable Development (WBCSD), the 2006 IPCC Guidelines for National Greenhouse Gas Inventories of Intergovernmental Panel on Climate Change (IPCC) and the Fourth Assessment Report 2007 of Intergovernmental Panel on Climate Change (IPCC), etc.. Scope I: direct greenhouse gas emission includes the greenhouse gas emission from use of natural gas, coal, kerosene, gasoline and diesel. Scope II: indirect greenhouse gas emission includes the greenhouse gas emission from purchased electricity and heating power, where the electricity emission factors shall refer to the base line emission factors of regional power grids in China released by National Development and Reform Commission, Department of Climate Change.
2.	Total greenhouse gas emission shall be the sum of Scope I (direct greenhouse gas emission) and Scope II (indirect greenhouse gas emission).
3.	The quantity of sewage emission is measured based on water consumption, and the wastewater discharge coefficient shall refer to GB50318-2017 Code of Urban Wastewater Engineering Planning of the National Standards of the PRC and relevant documents of National Bureau of Statistics of the PRC.
4.	SO2 emissions is calculated with the method of the State-owned Assets Supervision and Administration Commission of the State Council.
5.	The quantity of domestic waste emission is measured based on the per capita household waste output coefficient as specified in the guidance released by the State Council of the PRC.
6.	Overall energy consumption is calculated with the energy statistics calculation method applied by National Bureau of Statistics of the PRC.
7.	Domestic administrative village fibre broadband coverage targets the fixed network service area of China Telecom.
8.	The 2017 results of “degree of satisfaction of mobile Internet users”, “degree of satisfaction of mobile voice users”, “degree of satisfaction of fixed Internet users” and “degree of satisfaction of access line users” are quoted from the 2017 national telecom service quality satisfaction evaluation by the Ministry of Industry and Information Technology of the PRC.
9.	The full mark of user satisfaction measurement is 100.
10.	The total number of employees includes the number of contract workers and the number of labour dispatch.

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Independent Assurance Report

Environmental, Social and Governance Report

Appendix – ESG Reporting Guide Index

Number	Indicators Description		Page
Aspect A1: Emissions	General Disclosure		85-86
	Information on:
	(a)	the policies; and
(b)	compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into
		water and land, and generation of hazardous and non-hazardous waste.
	Note:	Air emissions include NOx, SOx, and other pollutants regulated under national laws and regulations. Greenhouse gases include carbon dioxide, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons and Sulphur hexafluoride. Hazardous wastes are those defined by national regulations.
Aspect A1: Emissions	A1.1	The types of emissions and respective emissions data.	100
Aspect A1: Emissions	A1.2	Greenhouse gas emissions in total (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	100
Aspect A1: Emissions	A1.3	Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	100
Aspect A1: Emissions	A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	100
Aspect A1: Emissions	A1.5	Description of measures to mitigate emissions and results achieved.	85-86
Aspect A1: Emissions	A1.6	Description of how hazardous and non-hazardous wastes are handled, reduction initiatives and results achieved.	85-86
Aspect A2: Use of Resources	General Disclosure		87
	Policies on the efficient use of resources, including energy, water and other raw materials.
	Note:	Resources may be used in production, in storage, transportation, in buildings, electronic equipment, etc.
Aspect A2: Use of Resources	A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in ’000s) and intensity (e.g. per unit of production volume, per facility).	101
Aspect A2: Use of Resources	A2.2	Water consumption in total and intensity (e.g. per unit of production volume, per facility).	101
Aspect A2: Use of Resources	A2.3	Description of energy use efficiency initiatives and results achieved.	86-87
Aspect A2: Use of Resources	A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency initiatives and results achieved.	87
Aspect A2: Use of Resources	A2.5	Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	Not applicable[1]

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Appendix – ESG Reporting Guide Index

Number	Indicators Description		Page
Aspect A3:	General Disclosure		87-88
The Environment and Natural Resources	Policies on minimising the significant impact on the environment and natural resources.
Aspect A3: The Environment and Natural Resources	A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	87-88
Aspect B1:	General Disclosure		83-84, 94, 97-99
Employment	Information on:
	(a)	the policies; and
	(b)	compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunities, diversity, anti-discrimination and other benefits and welfare.
Aspect B1: Employment	B1.1	Total workforce by gender, employment type, age group and geographical region.	91, 103
Aspect B1: Employment	B1.2	Employee turnover rate by gender, age group and geographical region.	103
Aspect B2: Health and Safety	General Disclosure		84-85, 94
Information on:
	(a)	the policies; and
	(b)	compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.
Aspect B2: Health and Safety	B2.1	Number and rate of work-related fatalities.	104
Aspect B2: Health and Safety	B2.2	Lost days due to work injury.	104
Aspect B2: Health and Safety	B2.3	Description of occupational health and safety measures adopted, how they are implemented and monitored.	84-85, 94

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Appendix – ESG Reporting Guide Index

Number	Indicators Description		Page
Aspect B3:	General Disclosure		83, 84, 94-97
Development and Training	Policies on improving employees’ knowledge and skills for discharging duties at work. Description of training activities.
	Note:	Training refers to vocational training. It may include internal and external courses paid by the employer.
Aspect B3: Development and Training	B3.1	The percentage of employees trained by gender and employee category (e.g. senior management, middle management).	103
Aspect B3: Development and Training	B3.2	The average training hours completed per employee by gender and employee category.	103
Aspect B4: Labour Standards	General Disclosure		83, 99
Information on:
	(a)	the policies; and
	(b)	compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labour.
Aspect B4: Labour Standards	B4.1	Description of measures to review employment practices to avoid child and forced labour.	83, 99
Aspect B4: Labour Standards	B4.2	Description of steps taken to eliminate such practices when discovered.	83, 99
Aspect B5: Supply Chain Management	General Disclosure		88
Policies on managing environmental and social risks of the supply chain.
Aspect B5: Supply Chain Management	B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, how they are implemented and monitored.	88

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Appendix – ESG Reporting Guide Index

Number	Indicators Description		Page
Aspect B6: Product Responsibility	General Disclosure		79-82
	Information on:
	(a)	the policies; and
	(b)	compliance with relevant laws and regulations that have a significant impact on the issuer
	relating to health and safety, advertising, labelling and privacy matters
	relating to products and services provided and methods of redress.
Aspect B6: Product Responsibility	B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	Not applicable[2]
Aspect B6: Product Responsibility	B6.2	Number of products and service related complaints received and how they are dealt with.	81, 102
Aspect B6: Product Responsibility	B6.3	Description of practices relating to observing and protecting intellectual property rights.	78
Aspect B6: Product Responsibility	B6.4	Description of quality assurance process and recall procedures.	Not applicable[2]
Aspect B6: Product Responsibility	B6.5 Description of consumer data protection and privacy policies, how they are implemented and monitored.		79, 81
Aspect B7:	General Disclosure		78
Anti-corruption	Information on:
	(a)	the policies; and
	(b)	compliance with relevant laws and regulations that have a significant impact on the issuer
	relating to bribery, extortion, fraud and money laundering.
Aspect B7: Anti-corruption	B7.2	Description of preventive measures and whistle-blowing procedures, how they are implemented and monitored	78
Aspect B8:	General Disclosure		89
Community Investment	Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities’ interests.
Aspect B8: Community Investment	B8.1	Focus areas of contribution (e.g. education, environmental concerns, labour needs, health, culture, sport).	89
Aspect B8: Community Investment	B8.2	Resources contributed (e.g. money or time) to the focus area.	105

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Appendix – ESG Reporting Guide Index

Notes:

1.	Packaging materials used for the finished products do not apply to the practice of the Company. Through the identification of substantive issues, we mainly reported the recycling and reusing of the resources such as storage batteries, cables, terminals that the Company mainly use, in the process of operations and services. For more details, please refer to “V. Fulfilling the responsibility for environment” of Corporate Social Responsibility Report.
2.	Recycling products shall not apply to the practice of the Company. Through the identification of substantive issues, we mainly reported on maintaining network information security, ensuring emergency communication and protecting the rights and interests of customers. For more details, please refer to “II. Fulfilling our inherent responsibilities as a telecommunications operator” and “III. Fulfilling our responsibilities towards our customers” of Corporate Social Responsibility Report.

Environmental, Social and Governance Report

Corporate Governance Report

An Overview of Corporate Governance

The Company strives to maintain high level of corporate governance and has inherited an excellent, prudent and efficient corporate governance concepts and continuously improves its corporate governance methodology, regulates its operations, improves its internal control mechanism, implements sound corporate governance and disclosure measures, and ensures that the Company’s operations are in line with the long-term interests of the Company and its shareholders as a whole. In 2017, the Shareholders’ Meeting, the Board and the Supervisory Committee maintained efficient operations in accordance with the operating specifications, and the Company insisted on reform and innovation and strived to promote corporate transformation and upgrades, while continuously optimised its internal control system and comprehensive risk management in order to effectively ensure corporate steady operation. The sustained enhancement of the Company’s corporate governance aligned with the long-term best interest of shareholders and ensured that the interests of shareholders was effectively assured.

The Company persists to refine the basic principles of its corporate governance. As a company incorporated in the PRC, the Company adopts the Company Law of the People’s Republic of China and other relevant laws and regulations as the basic guidelines for the Company’s corporate governance. As a company dual-listed in Hong Kong and the United States, the Company strives to ensure compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the regulatory requirements for non US companies listed in the United States. In addition, the Company has regularly published statements relating to its internal control in accordance

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with the US Sarbanes-Oxley Act and the regulatory requirements of the SEC and the New York Stock Exchange to confirm its compliance with related financial reporting, information disclosure, corporate internal control requirements and other regulatory requirements.

For the financial year ended 31 December 2017, save that the roles of Chairman and Chief Executive Officer of the Company were performed by the same individual, the Company has been in compliance with all the code provisions under the Corporate Governance Code as set out in Appendix 14 to the Listing Rules. In the Company’s opinion, through supervision by the Board and the Independent Non- Executive Directors, with effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can enhance the Company’s efficiency in decision-making and execution and effectively capturing business opportunities. Many leading international corporations around the world also have similar arrangements.

In 2017, the Company’s continuous efforts in corporate governance gained wide recognition from the capital markets and the Company was accredited with a number of awards. The Company was voted the “No. 1 Best Managed Company in Asia”, “No. 1 Best Managed Company” and “No. 1 Most Committed to Corporate Governance” in China by FinanceAsia. The Company was voted as the “Most Honored Company in Asia” and “Asia’s Best Investor Relations Program in Telecommunications Sector” in 2017 All- Asia-Executive-Team ranking organised by Institutional Investor for seven consecutive years. The Company was accredited the “Platinum Award – Excellence in Environmental, Social and Corporate Governance” in the poll of Corporate Awards 2017 by The Asset. In addition, Mr. Yang Jie, Chairman and CEO of the Company, was voted as the “Best CEO in Telecommunications” for his excellence

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in leadership, strategic thinking, team- and relationship-building, effective communication and change management. “Transformation 3.0”, the Company’s step-up transformation strategy established in 2016 with an aim to create superior and leading intelligent network in a more highly-efficient way, build a win-win business ecology in a more open way, and promote flexible synergic smart operation, was awarded “Best Initiative in Innovation”. The Company was accredited “The Best of Asia – Icon on Corporate Governance” by Corporate Governance Asia for five consecutive years, and Mr. Yang Jie was honoured with “Asia’s Best CEO” award.

Overall Structure of the Corporate Governance

A double-tier structure has been adopted as the overall structure for corporate governance: the Board and the Supervisory Committee are established under the Shareholders’ Meeting. The Audit Committee, Remuneration Committee and Nomination Committee were established under the Board. The Board is authorised by the Articles of Association to make major operational decisions of the Company and to oversee the daily management and operations of the senior management. The Supervisory Committee is mainly responsible for the supervision of the performance of duties of the Board and the senior management. Each of the Board and the Supervisory Committee is independently accountable to the Shareholders’ Meeting.

Shareholders’ Meeting

In 2017, the Company convened 2 Shareholders’ Meetings including an annual general meeting (“AGM”) for the year 2016 and one extraordinary general meeting (“EGM”). At the AGM held on 23 May 2017, numerous resolutions such as the consolidated financial statements for the year 2016 of the Company, report of the international auditor, proposal for profit and dividend distribution, re- appointment of auditors, change of session of the Board of Directors and the Supervisory Committee, and amendments to the Articles of Association of the Company (which mainly include the replacement of business licence number by unified social credit code and updates of the provisions regarding the Company’s scope of business) were reviewed and approved. Meanwhile, the Board was authorised to prepare the budget for the year 2017, fix the remuneration of the auditors and issue debentures. At the EGM held on 28 November 2017, the election of Mr. Liu Aili as a Director of the Company was approved.

Since the Company’s listing in 2002, at each of the Shareholders’ Meetings a separate shareholders’ resolution was proposed by the Company in respect of

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each independent item. The circulars to shareholders also provided details of the resolutions. All votes on resolutions tabled at the Shareholders’ Meetings of the Company were conducted by poll and all voting results were published on the websites of the Company and The Stock Exchange of Hong Kong Limited. The Company attaches great importance to the Shareholders’ Meetings and the communication between Directors and shareholders. The Directors provided detailed and complete answers to the questions raised by shareholders at the Shareholders’ Meetings. The Board implemented the shareholders communication policy to ensure that the shareholders are provided with comprehensive, equal, understandable and public information of the Company on a timely basis and to strengthen the communication amongst the Company, and the shareholders and investors.

Board of Directors

As at 31 December 2017, the Board of the Company comprised 11 Directors with 6 Executive Directors, 1 Non-Executive Director and 4 Independent Non-Executive Directors. The compositions of the Audit Committee, Remuneration Committee and Nomination Committee under the Board consist solely of Independent Non- Executive Directors, which ensure that the Committees are able to provide sufficient review and check and balance, and make independent judgements to protect the interests of shareholders and the Company as a whole. The number of Independent Non-Executive Directors exceeds one- third of the members of the Board of the Company. Mr. Tse Hau Yin, Aloysius, the Chairman of the Audit Committee, is an internationally renowned financial expert with expertise in accounting and financial management. The term of office for the 6th session of the Board lasts for 3 years, starting from May 2017 until the day of the Company’s annual general meeting for the year 2019 to be held in 2020, upon which the 7th session of the Board will be elected.

In August 2013, the Company implemented the Board diversity policy. The Company strongly believes that Board diversity will contribute significantly to the enhancement of the overall performance of the Company. The Company views Board diversity as the key element for accomplishing its strategic goals and sustainable development. In determining the composition of the Board, the Company takes into account diversity of the Board from a number of perspectives, including but not limited to gender, age, education background or professional experience, skills, knowledge, duration of service, etc. All appointments made or to be made by the Board are merit- based, and candidates are selected based on objective criteria taking full consideration of Board diversity. Final decisions are comprehensively made based on each candidate’s attributes and the consideration for his/her value contributions to be made to the Board. The Nomination Committee oversees the implementation of Board diversity policy, reviews the existing policy as and when appropriate, and recommends proposals for revisions for the Board’s approval. Biographical details of existing Directors are set out in the “Biographical details of Directors, Supervisors and Senior Management” section of this Annual Report. The Company considers that the Board currently comprises experts from diversified professions such as telecommunications, accounting, finance, law and management, and is diversified in terms of gender, age, duration of service, etc., which contributes to the enhanced management standard and more regulated operation of corporate governance of the Company, and results in a more comprehensive and balanced Board structure and decision-making process.

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Corporate Governance Report

The below sets out the analysis of the Board composition as at 31 December 2017:

The Company strictly complies with the Corporate Governance Code under the Listing Rules to rigorously regulate the operating procedures of the Board and its committees, and to ensure that the procedures of the Board meetings are in compliance with related rules in terms of organisation, regulations and personnel. The Board responsibly and earnestly supervises the preparation of financial statements for each financial period, so that such financial statements truly and fairly reflect the financial condition, the operating results and cash flows of the Company for such period. In preparing the financial statements for the year ended 31 December 2017, the Directors adopted appropriate accounting policies and made prudent, fair and reasonable judgements and estimates, and prepared the financial statements on a going concern basis.

The Articles of Association of the Company clearly defines the respective duties of the Board and the management. The Board is accountable to the Shareholders’ Meetings, and its duties mainly include the execution of resolutions, formulation of major operational decisions, financial proposals and policies, formulation of the Company’s basic management system, and the appointment of senior management personnel of the Company. The management is responsible for the operation and management of the Company, the implementation of the Board resolutions and the annual operation plans and investment proposals of the Company, formulating the proposal of the Company’s internal administrative organisations and sub-organisations, and performing other duties as authorised

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by the Articles of Association and the Board. In order to maintain highly efficient operations, as well as flexibility and swiftness in operational decision- making, the Board may delegate its management and administrative powers to the management when necessary, and shall provide clear guidance regarding such delegation so as to avoid impeding or undermining the capabilities of the Board when exercising its powers as a whole.

All members of the Board/Committees are informed of the meeting schedule for the Board/Committees for the year at the beginning of each year. In addition, all Directors will receive meeting notification at least 14 days prior to the meeting under normal circumstances. The Company Secretary is responsible for ensuring that the Board meetings comply with all procedures, related rules and regulations while all Directors can make inquiries to the Company Secretary for details to ensure that they have received sufficient information on various matters set out in the meeting agendas.

The Board holds at least 4 meetings in each year. Additional Board meetings will be held in accordance with practical needs. In 2017, the Board played a pivotal role in the Company’s operation, budgeting, supervision, internal control, risk management, and other significant decisions and corporate governance. The Board reviewed significant matters including the Company’s annual and interim financial statements, quarterly financial results, financial and investment budgets, risk management and internal control implementation and assessment report, annual proposal for profit distribution, proposed establishment of a finance company, implementation of continuing connected transactions, implementation of new accounting standard on revenue, re-appointment and remuneration of auditors, change of session of the Board of Directors, change of directors and senior management of the Company and change of the depreciable lives of certain fixed assets. During the year, the Company convened 4 Board meetings and completed various written resolutions. In 2017, the Chairman held a meeting to communicate with Non- Executive Directors (including Independent Non-Executive Directors) without the presence of Executive Directors independently to ensure their opinions can be fully expressed and further facilitate the communication of different views amongst the Board.

The Company determines the Directors’ remuneration with reference to factors such as their respective duties and responsibilities in the Company, as well as their experience and market conditions at the relevant time.

The Board formulates and reviews the Company’s policies and practices on corporate governance; reviews and monitors the training and continuous professional development of Directors and Senior Management; reviews and monitors the Company’s policies and practices on compliance with legal and regulatory requirements; develops, reviews and monitors the code of conducts for employees; and reviews the Company’s compliance with the Corporate Governance Code and disclosure in the Corporate Governance Report.

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Directors’ training and continuous professional development

The Company provides guidelines on duties, continuing obligations, relevant laws and regulations, operation and business of the Company to the newly appointed Directors so that they are provided with the tailored induction relating to their appointment. To ensure that the Directors are familiar with the Company’s latest operations for decision-making, the Company arranges for key financial data and operational data to be provided to the Directors on monthly basis. Meanwhile, through regular Board meetings and reports from management, the Directors are able to have more clear understandings on the operations, business strategy, the latest development of the Company and the industry. In addition, the Company reminds the Directors of their functions and duties by continuously providing them with information regarding the latest development of the Listing Rules and other applicable regulations, and arranging internal training on topics related to the latest development of the industry and operating focuses of the Company for mutual exchange of ideas and discussion. The Directors actively participate in training and continuous professional development to develop and refresh their knowledge and skills to ensure their contribution to the Company.

During the year, the Directors as at 31 December 2017 have participated in training and continuous professional development activities, and the summary is as follows:

Directors	Types of training
Executive Directors
Yang Jie	A, B
Liu Aili	A, B
Ke Ruiwen	A, B
Sun Kangmin	A, B
Gao Tongqing	A, B
Chen Zhongyue	A, B
Non-Executive Director
Chen Shengguang	A, B
Independent Non-Executive Directors
Tse Hau Yin, Aloysius	A, B
Cha May Lung, Laura	A, B
Xu Erming	A, B
Wang Hsuehming	A, B

A:	attending relevant seminars and/or conferences and/or forums; or delivering speeches at relevant seminars and/or conferences and/or forums
B:	reading or writing relevant newspapers, journals and articles relating to economy, general business, telecommunications, corporate governance or Directors’ duties

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Compliance with the Model Code for Securities Transactions by Directors and Supervisors and Confirmation of independence by the Independent Non-Executive Directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules to govern securities transactions by the Directors and Supervisors. Based on the written confirmation from the Directors and Supervisors, the Company’s Directors and Supervisors have strictly complied with the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 to the Listing Rules regarding the requirements in conducting securities transactions for the year 2017. Meanwhile, the Company has received annual independence confirmation from each of the Independent Non-Executive Directors and considered them independent.

Audit Committee

At 31 December 2017, the Audit Committee comprised 3 Independent Non-Executive Directors, Mr. Tse Hau Yin, Aloysius as the Chairman and Mr. Xu Erming and Madam Wang Hsuehming as the members. The Audit Committee is responsible to the Board. The Charter of the Audit Committee clearly defines the status, structure and qualifications, work procedures, duties and responsibilities, funding and remuneration, etc. of the Audit Committee. The Audit Committee’s principal duties include the supervision of the truthfulness and completeness of the Company’s financial statements, the effectiveness and completeness of the Company’s internal control and risk management systems as well as the work of the Company’s Internal Audit Department. It is also responsible for the supervision and review of the qualifications, selection and appointment, independence and services of external independent auditors. The Audit Committee ensures that the management has discharged its duty to establish and maintain an effective risk management and internal control system including the adequacy of resources, qualifications and experience of staff fulfilling the accounting, internal control and financial reporting function of the Company together with the adequacy of the staff’s training programmes and the related budget. The Audit Committee also has the authority to set up a reporting system on whistleblowing to receive and handle cases of complaints or complaints made on an anonymous basis regarding the Company’s accounting, internal control and audit matters.

In 2017, pursuant to the requirements of the governing laws and regulations of the places of listing and the Charter of the Audit Committee, the Audit Committee fully assumed its responsibilities within the scope of the clear mandate from the Board. The Audit Committee proposed a number of practical and professional recommendations for improvement based on the Company’s actual circumstances in order to promote the continuous improvement and perfection of corporate management. The Audit Committee has provided important support to the Board and played a significant role in protecting the interests of independent shareholders.

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In 2017, the Audit Committee convened 4 meetings and passed 2 written resolutions, in which it reviewed important matters related to the Company’s annual and interim financial statements, quarterly financial results, assessment of the qualifications, independence, performance, appointments and remuneration of the external auditors, effectiveness of risk management and internal control systems, internal audit, proposed establishment of a finance company, implementation of continuing connected transactions, change of the depreciable lives of certain fixed assets and implementation of new accounting standard on revenue. The Audit Committee reviewed the annual auditor’s report, interim review report and quarterly agreed-upon procedures reports prepared by the external auditors, communicated with the management and the external auditors in regards to the regular financial reports and proposed them for the Board’s approval after review and approval. The Audit Committee received quarterly reports in relation to the internal audit and continuing connected transactions as well as risk management workshop and provided guidance to the Internal Audit Department. Additionally, the Audit Committee reviewed the internal control assessment and the attestation report, followed up with the implementation procedures of the recommendations proposed by the external auditors, reviewed the U.S. annual report, and communicated independently with the external auditors twice a year.

Remuneration Committee

At 31 December 2017, the Remuneration Committee comprised 3 Independent Non- Executive Directors, Mr. Xu Erming as the Chairman and Mr. Tse Hau Yin, Aloysius and Madam Wang Hsuehming as the members. The Remuneration Committee is responsible to the Board. The Charter of the Remuneration Committee clearly defines the status, structure and qualifications, work procedures, duties and responsibilities, funding and remuneration, etc. of the Remuneration Committee. The Remuneration Committee assists the Company’s Board to formulate overall remuneration policy and structure for the Company’s Directors and senior management personnel, and to establish related procedures that are standardised and transparent. The Remuneration Committee’s principal duties include supervising the compliance of the Company’s remuneration system with legal requirements, presenting the evaluation report on the Company’s remuneration system to the Board, giving recommendations to the Board in respect of the overall remuneration policy and structure for the Company’s Directors and senior management personnel and the establishment of a formal and transparent procedure for developing remuneration policy, and determining, with delegated responsibility by the Board, the remuneration packages of individual executive directors and senior management personnel including benefits in kind, pension rights and compensation payments (including any compensation payable for loss or termination of their office or appointment). Its responsibilities comply with the requirements of the Corporate Governance Code. The Remuneration Committee convened 1 meeting in 2017, in which it reviewed and discussed the remuneration policy for the Directors of the sixth session of the Board.

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Corporate Governance Report

Nomination Committee

At 31 December 2017, the Nomination Committee comprised 3 Independent Non-Executive Directors, Madam Cha May Lung, Laura as the Chairlady and Mr. Tse Hau Yin, Aloysius and Mr. Xu Erming as the members. The Nomination Committee is responsible to the Board. The Charter of the Nomination Committee clearly defines the status, structure and qualifications, work procedures, duties and responsibilities, funding and remuneration, etc. of the Nomination Committee, and it specifically requires that the Nomination Committee members shall have no significant connection to the Company, and comply with the regulatory requirements related to “independence”. The Nomination Committee assists the Board to formulate standardised, prudent and transparent procedures for the appointment and succession plans of Directors, and to further optimise the composition of the Board. The principal duties of the Nomination Committee include regularly reviewing the structure, number of members, composition and diversity of the Board; identifying candidates and advising the Board with the appropriate qualifications for the position of Directors; reviewing the Board Diversity Policy as appropriate to ensure its effectiveness; evaluating the independence of nominees for Independent Non-Executive Directors; advising the Board on matters regarding the appointment or re-appointment of Directors (especially Chairman and Chief Executive Officer) and succession plans for the Directors. The Nomination Committee convened 1 meeting and passed 1 written resolution in 2017, in which it performed a review of the structure and operations of the Board, discussed the change of session of the Board and the proposed candidate for Director and other related matters.

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The number of Attendance/Meetings of the members of the Board and Committees in year 2017

	Board Meeting	Audit Committee Meeting	Nomination Committee Meeting	Remuneration Committee Meeting	Shareholders’ Meeting
Executive Directors
Yang Jie	4/4	N/A	N/A	N/A	2/2
Liu Aili*	1/1	N/A	N/A	N/A	N/A
Yang Xiaowei*	1/1	N/A	N/A	N/A	0/1
Ke Ruiwen	4/4	N/A	N/A	N/A	2/2
Sun Kangmin	2/4	N/A	N/A	N/A	0/2
Gao Tongqing*	2/3	N/A	N/A	N/A	1/1
Chen Zhongyue*	1/3	N/A	N/A	N/A	0/1
Non-Executive Director
Chen Shengguang*	3/3	N/A	N/A	N/A	0/1
Independent Non-Executive Directors
Tse Hau Yin, Aloysius	4/4	4/4	1/1	1/1	2/2
Cha May Lung, Laura	4/4	N/A	1/1	N/A	0/2
Xu Erming	4/4	3/4	1/1	1/1	2/2
Wang Hsuehming	4/4	4/4	N/A	1/1	2/2

Note:	Certain Directors (including Non-Executive Director and Independent Non-Executive Directors) could not attend some of the Shareholders’ Meeting, Board meetings and other Committee meetings due to other important business commitments. Such Directors have reviewed the relevant meeting agendas and papers before the meeting and authorised other Directors in writing to vote on their behalf so as to ensure their views were fully reflected in the meetings.

*	On 23 May 2017, Mr. Gao Tongqing, Mr. Chen Zhongyue and Mr. Chen Shengguang were appointed as Directors of the sixth session of the Board. On 7 June 2017, Mr. Yang Xiaowei resigned from his positions as an Executive Director, President and Chief Operating Officer of the Company due to change in work arrangement. On 28 November 2017, Mr. Liu Aili was appointed as an Executive Director of the Company.

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The Company will identify suitable Director candidates through multiple channels such as internal recruitment and recruiting from the labour market. The criteria of identifying candidates include, but not limited to, their gender, age, educational background or professional experience, skills, knowledge and length of service and capability to commit to the affairs of the Company and, in case of Independent Non-Executive Director, the candidates should fulfill the independence requirements set out in the Listing Rules from time to time. After the Nomination Committee and the Board have reviewed and resolved to appoint the appropriate candidate, the relevant proposal will be put forward in writing to the Shareholders’ Meeting for approval.

Directors shall be elected at the Shareholders’ Meeting for a term of 3 years. At the expiry of a Director’s term, the Director may stand for re-election and re-appointment. According to the Articles of Association, before the convening of the annual general meeting, shareholders holding 5% or more of the total voting shares of the Company shall have the right to propose new motions (such as election of Directors) in writing, and the Company shall place such proposed motions on the agenda for such annual general meeting if there are matters falling within the functions and powers of shareholders in General Meetings. According to the Articles of Association, shareholders can also request for the convening of extraordinary general meeting provided that 2 or more shareholders holding in aggregate 10% or more of the shares carrying the right to vote at the meeting sought to be held and they shall sign one or more written requisitions in the same format and with the same content, requiring the Board to convene an extraordinary general meeting and stating the resolutions of meeting (such as election of Directors). The Board shall convene an extraordinary general meeting within 2 months. The minimum period during which written notice given to the Company of the intention to propose a person for election as a Director, and during which written notice to the Company by such person of his/her willingness to be elected may be given, will be at least 7 days. Such period will commence no earlier than the day after the despatch of the notice of the meeting for the purpose of considering such election and shall end no later than 7 days prior to the date of such meeting. The ordinary resolution to approve the appointment of Directors shall be passed by votes representing more than one-half of the voting rights represented by the shareholders (including proxies) present at the meeting.

Supervisory Committee

At 31 December 2017, the Company’s Supervisory Committee comprised 5 Supervisors, including 2 Employee Representative Supervisors. The principal duties of the Supervisory Committee include supervising, in accordance with the law, the Company’s financials and performance of its Directors, managers and other Senior Management so as to prevent them from abusing their powers. The Supervisory Committee is a standing Supervisory organisation within the Company, which is accountable to and reports to all shareholders. The Supervisory Committee usually holds meetings at least twice a year. The Supervisory Committee convened 2 meetings in 2017. The term of office for the 6th session of the Supervisory Committee lasts for 3 years, starting from May 2017 until the day of the Company’s annual general meeting for the year 2019 to be held in 2020, upon which the 7th session of the Supervisory Committee will be elected.

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Corporate Governance Report

The number of Attendance/Meetings of members of the Supervisory Committee in year 2017

Supervisors	Number of Attendance/Meetings
Sui Yixun (Chairman of the Supervisory Committee)	2/2
Zhang Jianbin (Employee Representative Supervisor)	1/2
Yang Jianqing (Employee Representative Supervisor)*	1/1
Tang Qi (Employee Representative Supervisor)*	1/1
Hu Jing	2/2
Ye Zhong	2/2

Note:	Certain Supervisors could not attend some of the meetings of the Supervisory Committee due to other important business commitments.

*	Mr. Tang Qi retired as the Supervisor of the Company on 23 May 2017 upon the expiry of the term of service of the fifth session of the Supervisory Committee. Meanwhile, Mr. Yang Jianqing has been elected by the employees of the Company democratically as the Supervisor of the Company representing the employees.

External Auditors

The international and domestic auditors of the Company are Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP, respectively. The non-audit services provided by the external auditors did not contravene the requirements of the US Sarbanes-Oxley Act and therefore enabling them to maintain the independence.

A breakdown of the remuneration received by the external auditors for audit and non- audit services provided to the Company for the year ended 31 December 2017 is as follows:

Service item	Fee (including value-added tax) (RMB millions)
Audit services	78.8
Non-audit services (mainly include internal control advisory and other advisory services)	2.4

Total	81.2

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Corporate Governance Report

The Directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the Directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

The statements by the external auditors of the Company, Deloitte Touche Tohmatsu, regarding their reporting responsibilities on the consolidated financial statements of the Company is set out in the Independent Auditor’s Report on pages 140 to 146.

Since the approval at the annual general meeting of the Company for the financial year 2012, the external auditors, Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP have provided audit services for the Company for five consecutive years. The Audit Committee and the Board of the Company have resolved to re-appoint Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the international and domestic auditors respectively for the financial year 2018, subject to the approval at the 2017 annual general meeting of the Company.

Risk Management and Internal Control Systems

The Board attaches great importance to the establishment and perfection of the risk management and internal control systems. The Board is responsible for evaluating and determining the nature and extent of the risks it is willing to take in achieving the Company’s strategic objectives, and ensuring that the Company establishes and maintains appropriate and effective risk management and internal control systems, and the Board acknowledges that it is responsible for the risk management and internal control systems and for reviewing their effectiveness. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss. The Board oversees management in the design, implementation and monitoring of the risk management and internal control systems. The Board takes effective approaches to supervise the implementation of related control measures, whilst enhancing operation efficiency and effectiveness, and optimising corporate governance, risk assessment, risk management and internal control so that the Company can achieve long-term development goals. The risk management and internal control systems of the Company is built on clear

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Corporate Governance Report

organisational structure and management duties, an effective delegation and accountability system, definite targets, policies and procedures, comprehensive risk assessment and management, a sound financial accounting system, and continuing analysis and supervision of operational performance, which plays a pivotal role in the Company’s overall operation. The Company has formulated a code of conduct for the Senior Management personnel and employees which ensures their ethical value and competency. The Company attaches great importance to the prevention of fraud and has formulated its internal reporting system, which encourages anonymous reporting of situations where employees, especially Directors and Senior Management personnel, breach the rules.

The Company views comprehensive risk management as an important task within the Company’s daily operation. Pursuant to regulatory requirements in capital markets of the United States and Hong Kong, the Company has formulated a unique 5-step risk management approach based on risk management theory and practice, including risk identification, risk assessment, key risk analysis, risk reaction and risk management assessment. The Company has also designed a risk management template, established and refined the centralised risk directories and case studies database of the Company, continued to strengthen the level of risk management informatisation, and solidified a standardised risk management procedure so that risk management terminology is unified across all levels of the Company and the effectiveness of risk management was enhanced. Following the efforts made over the years, the Company has established a structured and highly-effective comprehensive risk management system and has gradually perfected its comprehensive risk monitoring and prevention mechanism.

In 2017, pursuant to the requirement of provision C2 of the Corporate Governance Code promulgated by the Hong Kong Stock Exchange, the Company concentrated resources on the prevention of significant potential risks, and strive to reduce negative effect from significant risk, the Company did not confront with any major risk event throughout the whole year. In 2018, the potential significant risks and the major risk-prevention and countering measures are as follows:

Economic and policy environment adaptation risks: China’s economy has transitioned from a phase of rapid growth to a stage of high-quality development, the state will promote the supply-side structural reform as the main task of economic work; there have been quite a number of policies adjustments regarding the telecommunications industry in recent years, there are also uncertainties in 2018; and the problems of imbalance and insufficiency in corporate reform and development still exist. Therefore, the Company continued to view economic and policy environment adaptation risks as a significant risk to be tackled. The Company will actively adapt to the new normal of economic development, strive for an environment surrounding with favorable policies, attain achievements of implementation and execution, promote comprehensive in-depth reform and further enhance the quality, efficiency, and motivation of development.

Business development risks: The Company is in an industry with intensified competition; traditional business gradually saturated and new entrants further intensified the market competition. Therefore, the Company continued to view business development risks as a significant risk to be tackled. Through the establishment of integrated business advantages, integrated network edges, channels enablement advantages, assured products and service quality advantages, the Company increased efforts in expanding subscribers scale to gain the market share.

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Network and information security risks: Following comprehensive and rapid advancement of the national informatisation evolution, the issues of network and information security have become increasingly prominent; the implementation of the Cybersecurity Law of the People’s Republic of China has raised the cybersecurity work into a national security strategy in a legal form. As a result, the Company has put network and information security risks as a significant risk to be tackled. The Company will perfect relevant rules and regulations and plan, increase initiatives on security, strengthen safety management for new business, strengthen protection of user information, carry out routine inspection for network information security continuously and deal with emergencies on a timely basis.

The Company has identified, assessed and analysed potential major risks faced by the Company in 2018, including economic and policy environment adaptation risks, business development risks and network and information security risks etc., and has put forward detailed response plans. Through strict and appropriate risk management procedures, the Company will ensure the potential impact from the above risks on the Company is limited and within an expected range.

The Company highly values the compliance with the laws and regulations of the People’s Republic of China as well as the places of listing of the Company and where the Company’s business operations are located, strictly complies with all laws and regulations and timely and proactively incorporates the laws and regulations into the Company’s rules and regulations to protect the Company’s legitimate business management, maintains the Company’s legitimate rights and supports corporate to achieve long-term healthy development target.

The Cybersecurity Law of the People’s Republic of China has come into force on 1 June 2017. The Cybersecurity Law of the People’s Republic of China consisted of seven chapters and seventy-nine articles, which stipulated relevant regulations for personal data security protection, new types of cybercrime, network real name system, clearly defined the principles of cyberspace sovereignty and defined the security obligations for network products and services providers; defined security obligations for network operators, further perfected rules for personal data protection, determined the framework for protection of critical information infrastructure facilities, at the same time stipulated the contents for punishing foreign organisations and individuals that attack and destroy our critical information infrastructure facilities and established the system for monitoring, early warning and emergency response. Telecommunications enterprises are required to comply with the Cybersecurity Law of the People’s Republic of China in respect of network operation security and network information security.

On 2 May 2017, the Cyberspace Administration of China promulgated the Interim Security Review Measures for Network Products and Services, which was formally implemented on the same day with the Cybersecurity Law of the People’s Republic of China. According to the Interim Security Review Measures for Network Products and Services and the Cybersecurity Law of the People’s Republic of China, network products and services procured in important industries and areas as well as network products and services purchased by key information infrastructures operators that might affect national security are subject to cybersecurity examination. Whether there was impact on national security would be determined by the key information infrastructures protection work

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department and the security examination of telecommunications industry would be organised and conducted by the Ministry of Industry and Information Technology of the People’s Republic of China. The security examination may be initiated by the enterprises or by the relevant departments. The security examination would focus on the security and controllability of network products and services. Where operators of key information infrastructures use network products or services that have neither been examined passed the security examination, a fine of no less than one but no more than ten times the purchase amount shall be imposed.

On 3 July 2017, the Ministry of Industry and Information Technology of the People’s Republic of China promulgated the Administrative Measures for the Licensing of Telecommunications Business which aimed to strengthen the administration of the licensing of telecommunications business operations permits. The Administrative Measures for the Licensing of Telecommunications Business stipulated the establishment of integrated management platform for telecommunications business, promotes online application, approval and management of business licence as well as publication, queries and co-sharing of related information, improved credit management mechanisms; strengthened the restraint role of credit mechanisms by taking credit conditions as one of the conditions for granting business licence and adjusting the annual inspection system for business licence to a system with publications of annual reports and announcements; established a list of illegal operations and dishonesty list for operating telecommunications business, requiring the relevant telecommunication administrative department to implement key supervision over the operators whose names on the list of illegal operations and dishonesty list. Any punishment imposed by the telecommunication administrative department for suspending operations, revoking business licence, or any other circumstances stipulated by the Ministry of Industry and Information Technology of the People’s Republic of China shall be included in the dishonesty list; if included in the dishonesty list, the operator may not be able to apply for telecommunications business licence.

On 4 November 2017, the Standing Committee of the National People’s Congress promulgated the Anti-Unfair Competition Law of the People’s Republic of China, which has come into force on 1 January 2018. The amended Anti-Unfair Competition Law of the People’s Republic of China defined acts of unfair competition, supplemented unfair competition practices that should be prohibited, clearly identified the rules for confusing behaviour and targets of commercial bribery, strengthened the protection of commercial secrets, revised the rules concerning the recognition of prized sales, increased the maximum amount of sales rewards, broadened the terms for unfair competition behaviour in Internet, strengthened the measures for supervision and inspection, and perfected the legal liability systems with priority for civil liability and by paralleling the civil liability and administrative penalty, aggravated the punishment for violations, sorted out and maintained relationship with other laws and regulations.

Apart from implementing the latest and newly-amended laws and regulations in a timely manner, the Company also actively and closely monitors forthcoming changes in the relevant laws and regulations in order to strengthen the management of the relevant business operation behaviour, safeguards the effective adherence to relevant laws and regulations so as to ensure that the Company’s operations are in full compliance with the laws.

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Since 2003, based on the requirements of the U.S. securities regulatory authorities and the COSO Internal Control Framework, and with the assistance of other advisory institutions including external auditors, the Company has formulated manuals, implementation rules and related rules in relation to internal control, and has developed the Policies on Internal Control Management and Internal Control Accountability Management to ensure the effective implementation of the above systems. The Company has all along continuously revises and improves the manuals and implementation rules in view of the ever changing internal and external operation environment as well as the requirements of business development over the years. While continuing to improve the internal control related policies, the Company has also been strengthening its IT internal control capabilities, which has improved the efficiency and effectiveness of internal control, enhancing the safety of the Company’s information system so that the integrity, timeliness and reliability of data and information are maintained. At the same time, the Company attaches great importance to the control and monitoring of network information safety. The Company persistently optimises the relevant rules and guidances, further defines the responsible entities and regularly commences the inspection of network safety and information safety in order to promote the enhancement of the awareness of network information safety and relevant skills and knowledge.

In 2017, based on external supervision, changes in policy environment, and requirements for prevention and control of the Company’s key risks, the Company also took into accounts of various measures and business development of its deepening reforms. In order to focus on responding quickly to market demands and supporting business innovation and operational innovation for enterprises, the Company conducted annual internal control manuals and implemented revision of rules. The Company strengthened the risk management and control over trading business, and continued to improve its prevention and control environment and policies; revised the procurement management business process, perfected taxation and invoice management; unified and regulated the approval process and authority of provincial companies for major issues; supplemented commission and terminal subsidy management, housing assets disposal and lease management, ICT business management, accounts and fund management of third-party payment institution, etc..

The Internal Audit Department plays a vital role in supporting the Board, the management and the risk management and internal control systems. The functions of the Internal Audit Department are independent of the Company’s business operations and are complementary to the duties of the external auditors, and play an important role in the monitoring of the Company’s internal management. The Internal Audit Department is responsible for internal controls assessment of the Company, and provides an objective assurance to the Audit Committee and the Board that the risk management and internal control systems are maintained and operated by the management in compliance with agreed processes and standards. The Internal Audit Department regularly reports the internal audit results to the Audit Committee on a quarterly basis, and reports the internal audit results to the Board through the Audit Committee.

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Annual Evaluation of Risk Management and Internal Control Systems

The Company has been continuously improving its risk management and internal control systems so as to meet the regulatory requirements of its places of listing, including the United States and Hong Kong, and strengthen its internal control while guarding against operational risk.

The Company has adopted the COSO Internal Control Framework (2013) as the standard for the internal control assessment. With the management’s internal control testing guidelines and the Audit Standard No. 5 that were issued by PCAOB as its directives, the Company’s internal control assessment system is composed of the self-assessment conducted by the persons responsible for internal control together with the independent assessment conducted by the Internal Audit Department. In order to evaluate the nature of internal control deficiencies and reach a conclusion as to the effectiveness of the internal control system, the Company adopts the following 4 major steps of assessment: (1) analyse and identify areas which require assessment, (2) assess the effectiveness of the design of internal control, (3) assess the operating effectiveness of the internal control, (4) analyse the impact of deficiencies in internal control. At the same time, the Company rectifies any deficiencies found during the assessment. By formulating amended “Interim Measures for the Internal Control Assessment”, “Manual for the Self-Assessment of Internal Control”, “Manual for the Independent Assessment of Internal Control” and other documents, the Company has ensured the assessment procedures are in compliance. In 2017, the Company’s Internal Audit Department initiated and coordinated the assessment of internal control all over the Company, and reported the results to the Audit Committee and the Board.

Self-assessment of internal control adopts a top-down approach which reinforces assessment in respect of control points corresponding to control environment and material financial statements items. The Company insisted on risk-oriented principles and, on the basis of comprehensive assessment, identified key control areas and control points for major assessment through risk analysis. In 2017, the Company further strengthened the leading function and core responsibility of business departments and various units in the internal control self-assessment. In order to promote the quality and effectiveness of assessment work, the Company conducted various measures such as scope expansion, extending inspections, enhancing rectification and assessing accountability surrounding the major risks of all business areas. The above measures effectively promoted the in-depth participation of various departments and units and ensured the self-assessment work of the Company with 100% coverage. Focusing on the internal control deficiencies identified during the self-assessment, the Company promptly identified the responsibilities and timely rectified the deficiencies, effectively control and eliminate any potential risks. The Company also worked towards perfecting the systems and procedures, and deepening its governance measures, while continuously enhancing the design and operating effectiveness of internal control.

On the basis of risk-oriented independent assessment, the Company continued to strengthen the independent assessment of internal control and increased the assessment strength on the effectiveness of internal control of key risk areas. In 2017, on the basis of carrying out independent assessment of internal control by respective units, the Company authorised 8 units to carry out follow-up assessment on the 2016 independent assessment of internal control, promoted tight linkage between defect rectification and internal

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control assessment, strictly guaranteed assessment quality, strengthened system implementation, improved capabilities on managing risk control and safeguarded healthy development of business. At the same time, under the unified guidance of the Company’s Internal Audit Department, we have carried out walk-through testing which related to internal control inspections in key risk areas for the 31 units within the authorised list, evaluated the effectiveness of design and implementation of internal control system, playing a good role in promoting prevention of risks for enterprises.

Furthermore, the Company organised the risk management and internal control assessment team and other relevant departments to closely coordinate with the external auditors’ audit of internal control over financial reporting. The internal control audit covered the Company and all its subsidiaries as well as the key processes and control points in relation to material financial statements items. The external auditors regularly communicated with the management in respect of the audit results.

All levels of the Company have been attaching great importance to rectifying internal control deficiencies. Focusing on deficiencies identified through self-assessment, independent assessment and internal control audit, the Company required all units to carry out rectification measures and established a collaborative risk prevention mechanism to promote different professional reporting lines of various departments in the headquarters office to execute vertical supervision and system improvement for the rectification work whilst exploring the establishment of an internal control mechanism with long-term effectiveness. To ensure effective rectification, the Company also strengthened the verification and supervision of the rectification measures of internal control deficiencies. All subordinates entities proactively rectified deficiencies identified from the internal and external assessments on the request from the Company.

Through self-assessments and independent assessments conducted at different levels, the Company carried out multi-layered and full-dimensional reviews of its internal control system, and put its utmost efforts into rectifying the problems which were identified. Through this method, the Company was able to ensure the effectiveness of its internal control and successfully passed the year-end attestation undertaken by the external auditors.

The Board oversees the Company’s risk management and internal control systems on an on-going basis and the Board, through the Audit Committee, conducted an annual review of the risk management and internal control systems of the Company and its subsidiaries for the financial year ended 31 December 2017, which covered all material areas including financial controls, operational controls and compliance controls, as well as its risk management functions. After receiving the reports from the Internal Audit Department and the confirmation from the management to the Board on the effectiveness of the Company’s risk management and internal control systems (including Environmental, Social and Governance, risk management and internal control systems), the Board is of the view that these systems are solid, well-established, effective and sufficient. The annual review also confirms the adequacy of resources relating to the Company’s accounting, internal control and financial reporting functions, the sufficiency of the qualifications and experience of staff, together with the adequacy of the staff’s training programmes and the relevant budget.

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Investor Relations and Transparent Information Disclosure Mechanism

The Company established an Investor Relations Department which is responsible for providing shareholders and investors with the necessary information, data and services in a timely manner. It also maintains proactive communications with shareholders, investors and other capital market participants so as to allow them to fully understand the operation and development of the Company. The Company’s senior management presents the annual results and interim results every year. Through various activities such as analyst meetings, press conferences, global investor telephone conferences and investors road shows, senior management provides the capital market and media with important information and responds to key questions which are of prime concerns to the investors. This has helped to reinforce the understanding of the Company’s business and the overall development of the telecommunications industry in China. Since 2004, the Company has been holding the Annual General Meetings in Hong Kong to provide convenience and encourage its shareholders, especially the public shareholders, to actively participate in the Company’s Annual General Meetings and to promote direct and two-way communications between the Board and shareholders. Meanwhile, the Company set up a dedicated investor relations enquiry line, for the purpose of providing a direct channel to address enquiries from the investment community. This allows the Company to better serve its shareholders and investors.

With an aim of strengthening communications with the capital market and enhancing transparency of information disclosure, the Company has provided quarterly disclosure of revenue, operating expenses, EBITDA, net profit figures and other key operational data, and monthly announcements of the number of access lines in service, mobile subscribers and wireline broadband subscribers. The Company attaches great importance to maintaining daily communication with shareholders, investors and analysts. In 2017, the Company participated in a number of investor conferences held by a number of major international investment banks in order to maintain active communication with institutional investors.

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In 2017, the Company attended the following investor conferences held by major international investment banks:

Date	Name of Conference	Location
January 2017	DBS Vickers Pulse of Asia Conference 2017	Singapore
January 2017	Deutsche Bank Access China Conference 2017	Beijing
January 2017	Morgan Stanley China TMT Conference 2017	Beijing
January 2017	UBS 17th Greater China Conference	Shanghai
January 2017	Bank of America Merrill Lynch Greater China Telco & Media Corporate Day	Hong Kong
March 2017	Nomura Internet, Education & Telecom Corporate Day 2017	Hong Kong
March 2017	Morgan Stanley Hong Kong Investor Summit 2017	Hong Kong
March 2017	Credit Suisse Asian Investment Conference 2017	Hong Kong
April 2017	CICC US Corporate Day	New York
April 2017	Macquarie Greater China Conference 2017	Hong Kong
May 2017	HSBC China Conference 2017	Shenzhen
May 2017	CICC TMT and AI Forum 2017	Hong Kong
May 2017	BNP Paribas 8th Asia Pacific TMT Conference	Hong Kong
May 2017	CLSA 22th China Forum	Tianjin
May 2017	Deutsche Bank Access Asia Conference 2017	Singapore
May 2017	Goldman Sachs TechNet Conference – Asia Pacific 2017	Hong Kong
May 2017	DBS Vickers Pulse of Asia Conference 2017	Hong Kong
May, June 2017	Daiwa US Investment Conference 2017	New York, San Francisco
June 2017	Bank of America Merrill Lynch Global Telecom & Media Conference 2017	London
June 2017	CICC Investment Strategy Conference 2H2017	Shanghai
June 2017	J.P. Morgan Global China Summit 2017	Beijing
June 2017	Morgan Stanley China Summit 2017	Beijing

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Date	Name of Conference	Location
June 2017	Nomura Investment Forum Asia 2017	Singapore
June 2017	HSBC 5th Annual Asia Investor Forum	London
June 2017	UBS Pan-Asian Telco Conference 2017	Hong Kong
September 2017	Morgan Stanley China Corporate Day 2017	London
September 2017	J.P. Morgan Investor Conference 2017	New York
September 2017	24th CLSA Investors’ Forum	Hong Kong
September 2017	CICC 5th London Forum	London
October 2017	Citi China Investor Conference 2017	Macau
November 2017	Bank of America Merrill Lynch China Conference 2017	Beijing
November 2017	CICC Investment Forum 2017	Beijing
November 2017	Jefferies 7th Annual Greater China Summit	Hong Kong
November 2017	Credit Suisse China Investment Conference 2017	Shenzhen
November 2017	Morgan Stanley 16th Annual Asia Pacific Summit	Singapore
November 2017	Daiwa Investment Conference 2017	Hong Kong
November 2017	J.P. Morgan Global TMT Conference 2017	Hong Kong
November 2017	Daiwa Asia Communication Days 2017	London

In order to strengthen the communications between the Company’s management and shareholders as well as potential investors, and to further enhance the corporate transparency, the Company organised a global roadshow after 2017 interim results, in which the management attended investor conferences, one-on-one and group meetings in Hong Kong, the U.S., Europe, Singapore and other financial centres to meet with over a hundred fund managers and analysts from a significant number of financial institutions. The management detailed the Company’s strategy, business development, competitive strengths and development prospect to, and answered questions from investors, so as to increase investors’ understanding of and confidence in the future of the Company. Later, the Company further compiled a feedback report based on these investors’ views, so as to obtain a clearer understanding of the capital market’s knowledge of and expectation on the Company, which is conducive to more efficient investor relations work.

The Company’s investor relations website (www.chinatelecom-h.com) not only serves as an important channel for the Company to disseminate press releases and corporate information to investors, media and the capital market, but also plays a significant role in the Company’s valuation and our compliance with regulatory requirements for information disclosure. The Company launched a responsive website with the latest technology, which allows automatic adjustment to fit for different screen resolution and user interface, assuring the best browsing experience of website content with desktop computers, laptops or mobile devices. This allows investors, shareholders, reporters and the

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general public to browse the updated information on the Company’s website with any device more easily and promptly anytime anywhere. The Company’s website is equipped with a number of useful functions including interactive stock quote, interactive KPI, interactive FAQs, auto email alerts to investors, downloading to excel, RSS Feeds, self-selected items in investors briefcase, html version annual report, financial highlights, investor toolbar, historical stock quote, add investor events to calendars, content sharing to social media, etc. The Company’s website was accredited a number of awards including the “Best Website” by Institutional Investor, and “Commendation on Website Corporate Governance Information” by Hong Kong Institute of Certified Public Accountants, indicating that the Company’s website is highly recognised by the professionals.

The Company also strives to enhance the disclosure quality and format of annual report. In 2017, the Company further increased transparency of disclosure in environmental, social and governance areas, by following Environmental, Social and Governance Reporting Guide, Appendix 27 of Listing Rules, to report the Company’s achievements and key performance indicators on environmental protection, while also took initiative to add quantitative disclosures on social responsibility. The data disclosed was analysed and assessed by independent third party to ensure compliance with relevant requirements. The Company also actively seeks recommendations on how to improve the Company’s annual report from shareholders through survey, and prepared and distributed the annual report in a more environmentally-friendly and cost-saving manner according to the recommendations received. Shareholders can ascertain their choice of receiving the annual reports and communications by electronic means, or receiving printed version in English and/or Chinese. The print and online versions of the Company’s 2016 Annual Report “An Intelligent Touch to Brighten the Future” have won nine top accolades in global competitions, including being ranked worldwide no. 2 and further awarded a platinum award in “LACP 2016 Vision Awards Annual Report Competition”, as well as seven gold awards in “2017 International ARC Awards”, “2017 Galaxy Awards”, and “W³ Awards”. The prestigious honours reflect the unanimous worldwide recognition towards China Telecom’s tireless pursuit of excellence and globally leading performance on corporate governance and disclosure, on both conventional and digital channels.

The Company has always maintained a sound and effective information disclosure mechanism while keeping highly transparent communications with media, analysts and investors. Meanwhile, we attach great importance to the handling of inside information and have formulated rules on information disclosures which encompass (including but not limited to) disclosure of sensitive information and rules on confidential information. In general, the authorised speakers only clarify and explain on information that are available on the market, and avoid providing or divulging any unpublished inside information either as an individual or as a team. Before conducting any external interview, if the authorised speaker has any doubt about the information to be disclosed, he/she would seek verification from the relevant person or the person-in-charge of the relevant department, so as to determine if such information is accurate. In addition, discussions on the Company’s key financial data or other financial indicators are avoided during the blackout periods.

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Shareholders’ Rights

According to the Articles of Association, shareholders who request for the convening of an extraordinary general meeting or a class meeting shall comply with the following procedures:

2 or more shareholders holding in aggregate 10% or more of the shares carrying the right to vote at the meeting sought to be held shall sign 1 or more written requisitions in the same format and with the same content, stating the proposed matters to be discussed at the meeting, and requiring the Board to convene an extraordinary general meeting or a class meeting thereof. If the Board fails to issue a notice of such a meeting within 30 days from the date of receipt of the requisitions, the shareholders who make the requisitions may themselves convene such a meeting (in a manner as similar as possible to the manner in which shareholders’ meetings are convened by the Board) within 4 months from the date of receipt of the requisitions by the Board.

When the Company convenes an annual general meeting, shareholders holding 5% or more of the total voting shares of the Company shall have the right to propose new motions in writing, and the Company shall place such proposed motions on the agenda for such annual general meeting if they are matters falling within the functions and powers of shareholders’ meetings.

Process of forwarding shareholders’ enquiries to the Board:

Shareholders may at any time send their enquiries and concerns to the Board in writing through the Company Secretary and the Investor Relations Department.

The contact details of the Company Secretary are as follows:

The Company Secretary

China Telecom Corporation Limited

38th Floor, Everbright Centre,

108 Gloucester Road, Wanchai,

Hong Kong

Email: ir@chinatelecom-h.com

Tel No.: (852) 2877 9777

IR Enquiry: (852) 2582 0388

Fax No.: (852) 2877 0988

A dedicated “Investor” section is available on the Company’s website (www.chinatelecom-h.com). There is a FAQ function in the “Investor” section designated to enable timely, effective and interactive communication between the Company, shareholders and investors. Company Secretary and the Investor Relations Department of the Company handle both telephone and written enquiries from shareholders of the Company from time to time. Shareholders’ enquiries and concerns will be forwarded to the Board and/or the relevant Board Committees of the Company, where appropriate, which will answer the shareholders’ questions. Information on the Company’s website is updated regularly.

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Significant Differences Between the Corporate Governance Practices followed by the Company and those followed by NYSE-Listed U.S. Companies

The Company was established in the PRC and is currently listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange (“NYSE”). As a foreign private issuer in respect of its listing on the NYSE, the Company is not required to comply with all corporate governance rules of Section 303A of the NYSE Listed Company Manual. However, the Company is required to disclose the significant differences between the corporate governance practices of the Company and the listing standards followed by NYSE-listed U.S. companies.

Pursuant to the requirements of the NYSE Listed Company Manual, the Board of Directors of all NYSE-listed U.S. companies must be made up by a majority of Independent Directors. Under currently applicable PRC and Hong Kong laws and regulations, the Board of the Company is not required to be formed with a majority of Independent Directors. As a listed company on The Stock Exchange of Hong Kong Limited, the Company needs to comply with the Listing Rules. The Listing Rules require that at least one-third of the Board of Directors of a listed company in Hong Kong be Independent Non-Executive Directors. The Board of the Company currently comprises 10 Directors, of which 4 are Independent Directors, making the number of Independent Directors exceeds one-third of the total number of Directors on the Board, in compliance with the requirements of the Corporate Governance Code of the Listing Rules. These Independent Directors also satisfy the requirements on “independence” under the Listing Rules. However, the related standard set out in the Listing Rules is different from the requirements in Section 303A.02 of the NYSE Listed Company Manual.

Pursuant to the requirements of the NYSE Listed Company Manual, companies shall formulate separate corporate governance rules. Under the currently applicable PRC and Hong Kong laws and regulations, the Company is not required to formulate any rules for corporate governance; therefore, the Company has not formulated any separate corporate governance rules. However, the Company has implemented the code provisions under the Corporate Governance Code and Corporate Governance Report as set out in Appendix 14 of the Listing Rules for the financial year ended 31 December 2017.

Continuous Evolution of Corporate Governance

The Company continuously analyses the corporate governance development of international advanced enterprises and the investors’ desires, constantly examines and strengthens the corporate governance measures and practice, and improves the current practices at the appropriate time; we strongly believe that by adhering to good corporate governance principles, and improving the transparency of operations, as well as the establishment of the effective accountability system, we can ensure the long-term stable development of the Company and seek sustainable returns for the shareholders and investors.

For further information, please browse our website at www.chinatelecom-h.com

Leading the Future

with Intelligence and Ecologicalisation

Independent Auditor’s Report

TO THE SHAREHOLDERS OF CHINA TELECOM CORPORATION LIMITED

(Incorporated in The People’s Republic of China with limited liability)

Opinion

We have audited the consolidated financial statements of China Telecom Corporation Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 147 to 221, which comprise the consolidated statement of financial position as at 31 December 2017, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2017, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

Basis for Opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing (“HKSAs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the HKICPA’s Code of Ethics for Professional Accountants (“the Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Independent Auditor’s Report

Key audit matter	How our audit addressed the key audit matter

Revenue recognition

We identified revenue recognition as a key audit matter because there is an inherent industry risk around the accuracy of revenue recorded by the IT billing systems given the complexity of the systems and the significance of volumes of data processed by the systems.

Revenues from the provision of telecommunications services are, in general, recognised when services are provided to customers. Fees for telecommunications packages are recognised for each service type in the packages. The data records are captured and the revenue transactions are recorded by the IT billing systems.

Details of the accounting policies for revenue recognition and an analysis of revenues are disclosed in Notes 2(o) and 22, respectively, to the consolidated financial statements.

Our procedures in relation to revenue recognition comprising both control testing and substantive procedures on a sample basis, included involving our internal IT specialists to assist with:

•  Testing the IT environment in which the billing systems reside, including interface controls between different IT applications.

•  Testing the key controls over the calculation of the amounts billed to customers and the capturing and recording of the revenue transactions.

•  Testing the key controls over the authorisation of the rate changes and the input of such rates to the billing systems.

•  Testing the end-to-end reconciliations from data records to the billing systems and to the general ledger.

•  Testing material journals processed between the billing systems and the general ledger.

•  Testing the accuracy of customer bill calculations and the respective revenue transactions recorded.

Independent Auditor’s Report

Key audit matter	How our audit addressed the key audit matter

Valuation of goodwill and long-lived assets

We identified the valuation of goodwill and long-lived assets as a key audit matter because the impairment assessment of goodwill and long-lived assets requires the management to exercise significant judgments relating to the estimation of level of revenue, amount of operating costs and applicable discount rate.

Details of the accounting policies for impairment of goodwill and long-lived assets and the related accounting estimates are disclosed in Notes 2(n) and 42, respectively, to the consolidated financial statements. Details of goodwill impairment assessment are disclosed in Note 6 to the consolidated financial statements.

Our procedures in relation to the valuation of goodwill and long-lived assets included:

•  With the assistance of our internal valuation specialists, assessing the discount rate and assumptions used by the management in the value in use model and comparing the discount rate used by the management to externally derived data and our own assessments of key inputs used in deriving the discount rate.

•  With the assistance of our internal valuation specialists, comparing the key inputs to the projected cash flows, such as the number of subscribers, average revenue per subscriber and amount of operating cost, with corresponding historical data to evaluate the reasonableness of the management’s projections.

•  Assessing and challenging the significant judgments and estimates used in the management’s impairment assessment and evaluating the sensitivity analysis performed by the management.

Independent Auditor’s Report

Key audit matter	How our audit addressed the key audit matter

Depreciable lives of property, plant and equipment

We identified the depreciable lives of property, plant and equipment as a key audit matter because it requires the management to exercise significant judgment in relation to the estimate of depreciable lives of the assets considering the nature, timing and likelihood of changes to the technical factors which may affect the useful life expectancy of the assets and therefore could have a material impact on the depreciation expense for the year.

The management reviews the estimated depreciable lives and the residual value of property, plant and equipment annually. After conducting a review on the depreciable lives of the property, plant and equipment of the Group during this year, the Group resolved to change the accounting estimates of the depreciable lives of certain equipment.

Details of the related accounting estimates are disclosed in Note 42 to the consolidated financial statements. Details of the change in accounting estimates of the depreciable lives of certain equipment are disclosed in Note 4 to the consolidated financial statements.

Our procedures in relation to the depreciable lives of the property, plant and equipment included:

•  Testing the key controls over the management’s judgment in relation to the accounting estimates of the depreciable lives of property, plant and equipment.

•  Assessing the management’s estimates on the useful lives of property, plant and equipment with reference to: (1) the consistency with the Group’s expected consumption pattern of economic benefits embodied in the respective assets and future operating plans including acquisitions and retirements of property, plant and equipment; (2) the comparison to the policies adopted by other comparable telecommunications operators; and (3) consideration of the Group’s historical experience, the latest equipment model information from the third party vendors and our knowledge of the telecommunications industry.

•  Challenging the assumptions and critical judgements used by the management by comparing the management’s past estimates and plans with the current year’s estimates and plans taking into account recent development in the telecommunications industry and market conditions.

Independent Auditor’s Report

Key audit matter	How our audit addressed the key audit matter

Classification of lease arrangement with China Tower Corporation Limited (“China Tower”)

We identified the classification of lease arrangement with China Tower as a key audit matter because it requires the use of significant management judgment regarding the classification of operating or finance lease.

The Group entered into lease agreements with China Tower regarding the leases of telecommunications towers and related assets. The Group classified the arrangements as operating leases.

Details of the related accounting judgment are disclosed in Note 42 to the consolidated financial statements.

Our procedures in relation to the classification of lease arrangements with China Tower included:

•  Assessing the key terms of the lease agreements on a sample basis and understanding how they were applied in the management’s assessment of the lease classification.

•  Assessing the appropriateness of the management’s assessment of the lease classification by: (1) understanding the management’s expectation of the use of the assets at the end of the lease term and modifications required on the assets; (2) comparing the lease terms in the agreements with the major part of economic lives of the assets; and (3) assessing the calculation of the present value of minimum lease payments made by the management, challenging the key assumptions used by the management and comparing the present value of minimum lease payments with the fair value of the assets.

Other Information

The directors of the Company are responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Independent Auditor’s Report

Responsibilities of Directors and Those Charged with Governance for the Consolidated Financial Statements

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•	Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

Independent Auditor’s Report

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements (continued)

We also: (continued)

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in the independent auditor’s report is Lam Kwok Yan.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

28 March 2018

Consolidated Statement of Financial Position

at 31 December 2017 (Amounts in millions)

	Notes	31 December 2017 RMB	31 December 2016 RMB (restated)
ASSETS

Non-current assets
Property, plant and equipment, net	4	406,257	389,671
Construction in progress	5	73,106	80,386
Lease prepayments		22,262	22,955
Goodwill	6	29,920	29,923
Intangible assets	7	12,391	11,244
Interests in associates	9	35,726	34,572
Investments	10	1,154	1,535
Deferred tax assets	11	5,479	5,061
Other assets	19	3,349	3,077

Total non-current assets		589,644	578,424
Current assets
Inventories	12	4,123	5,106
Income tax recoverable		693	50
Accounts receivable, net	13	22,096	21,465
Prepayments and other current assets	14	22,128	19,565
Short-term bank deposits		3,100	3,331
Cash and cash equivalents	15	19,410	24,617

Total current assets		71,550	74,134

Total assets		661,194	652,558

The notes on pages 153 to 221 form part of these consolidated financial statements.

Consolidated Statement of Financial Position

at 31 December 2017 (Amounts in millions)

	Notes	31 December 2017 RMB	31 December 2016 RMB (restated)
LIABILITIES AND EQUITY

Current liabilities
Short-term debt	16	54,558	40,780
Current portion of long-term debt and payable	16	1,146	62,276
Accounts payable	17	119,321	122,493
Accrued expenses and other payables	18	98,695	91,173
Income tax payable		404	1,106
Current portion of finance lease obligations		51	52
Current portion of deferred revenues	19	1,233	1,253

Total current liabilities		275,408	319,133

Net current liabilities		(203,858)	(244,999)

Total assets less current liabilities		385,786	333,425
Non-current liabilities
Long-term debt	16	48,596	9,370
Finance lease obligations		26	50
Deferred revenues	19	1,828	2,305
Deferred tax liabilities	11	8,010	4,770
Other non-current liabilities		629	582

Total non-current liabilities		59,089	17,077

Total liabilities		334,497	336,210

Equity
Share capital	20	80,932	80,932
Reserves	21	244,935	234,445

Total equity attributable to equity holders of the Company		325,867	315,377
Non-controlling interests		830	971

Total equity		326,697	316,348

Total liabilities and equity		661,194	652,558

Approved and authorised for issue by the Board of Directors on 28 March 2018.

Yang Jie	Liu Aili	Gao Tongqing
Chairman and	Executive Director,	Executive Director and
Chief Executive Officer	President and	Executive Vice President
Chief Operating Officer

The notes on pages 153 to 221 form part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income

for the year ended 31 December 2017 (Amounts in millions, except per share data)

	Note	2017 RMB	2016 RMB (restated)
Operating revenues	22	366,229	352,534

Operating expenses
Depreciation and amortisation		(74,951)	(67,942)
Network operations and support	23	(103,969)	(94,156)
Selling, general and administrative		(58,434)	(56,426)
Personnel expenses	24	(56,043)	(54,504)
Other operating expenses	25	(45,612)	(52,286)

Total operating expenses	26	(339,009)	(325,314)

Operating profit		27,220	27,220
Net finance costs	27	(3,291)	(3,235)
Investment income		147	40
Share of profits of associates		877	91

Profit before taxation		24,953	24,116
Income tax	28	(6,192)	(5,993)

Profit for the year		18,761	18,123

Other comprehensive income for the year
Items that may be reclassified subsequently to profit or loss:
Change in fair value of available-for-sale equity securities		(400)	(228)
Deferred tax on change in fair value of available-for-sale equity securities		100	57
Exchange difference on translation of financial statements of subsidiaries outside mainland China		(259)	190
Share of other comprehensive income of associates		7	6

Other comprehensive income for the year, net of tax		(552)	25

Total comprehensive income for the year		18,209	18,148

Profit attributable to
Equity holders of the Company		18,617	18,018
Non-controlling interests		144	105

Profit for the year		18,761	18,123

Total comprehensive income attributable to
Equity holders of the Company		18,065	18,043
Non-controlling interests		144	105

Total comprehensive income for the year		18,209	18,148

Basic earnings per share	33	0.23	0.22

Number of shares (in millions)	33	80,932	80,932

The notes on pages 153 to 221 form part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

for the year ended 31 December 2017 (Amounts in millions)

		Attributable to equity holders of the Company
	Notes	Share capital RMB	Capital reserve RMB	Share premium RMB	Surplus reserves RMB	Other reserves RMB	Exchange reserve RMB	Retained earnings RMB	Total RMB	Non- controlling interests RMB	Total equity RMB
Balance as at 1 January 2016 as previously reported		80,932	17,150	10,746	70,973	876	(812)	123,919	303,784	967	304,751
Adjusted for the Eighth Acquisition	1	—	10	—	—	—	—	29	39	—	39

Balance as at 1 January 2016, as restated		80,932	17,160	10,746	70,973	876	(812)	123,948	303,823	967	304,790

Profit for the year, as restated		—	—	—	—	—	—	18,018	18,018	105	18,123
Other comprehensive income for the year		—	—	—	—	(165)	190	—	25	—	25

Total comprehensive income for the year, as restated		—	—	—	—	(165)	190	18,018	18,043	105	18,148
Disposal of a subsidiary		—	—	—	—	—	—	—	—	(15)	(15)
Distribution to non-controlling interests		—	—	—	—	—	—	—	—	(86)	(86)
Dividends	32	—	—	—	—	—	—	(6,489)	(6,489)	—	(6,489)
Appropriations	21	—	—	—	1,638	—	—	(1,638)	—	—	—

Balance as at 31 December 2016, as restated		80,932	17,160	10,746	72,611	711	(622)	133,839	315,377	971	316,348

Profit for the year		—	—	—	—	—	—	18,617	18,617	144	18,761
Other comprehensive income for the year		—	—	—	—	(293)	(259)	—	(552)	—	(552)

Total comprehensive income for the year		—	—	—	—	(293)	(259)	18,617	18,065	144	18,209
Acquisition of the Eighth Acquired Group	1	—	(80)	—	—	—	—	(7)	(87)	—	(87)
Acquisition of non-controlling interests		—	46	—	—	—	—	—	46	(196)	(150)
Distribution to non-controlling interests		—	—	—	—	—	—	—	—	(89)	(89)
Dividends	32	—	—	—	—	—	—	(7,530)	(7,530)	—	(7,530)
Appropriations	21	—	—	—	1,686	—	—	(1,686)	—	—	—
Others		—	—	—	—	(4)	—	—	(4)	—	(4)

Balance as at 31 December 2017		80,932	17,126	10,746	74,297	414	(881)	143,233	325,867	830	326,697

The notes on pages 153 to 221 form part of these consolidated financial statements.

Consolidated Statement of Cash Flows

for the year ended 31 December 2017 (Amounts in millions)

	Notes	2017 RMB	2016 RMB (restated)
Net cash from operating activities	(a)	96,502	101,135

Cash flows used in investing activities
Capital expenditure		(87,334)	(96,678)
Lease prepayments		(89)	(99)
Purchase of investments	(b)	(443)	(3,099)
Proceeds from disposal of property, plant and equipment		2,066	1,560
Proceeds from disposal of lease prepayments		72	10
Net cash inflow/(outflow) from disposal of a subsidiary		184	(50)
Purchase of short-term bank deposits		(2,815)	(3,237)
Maturity of short-term bank deposits		3,096	2,550

Net cash used in investing activities		(85,263)	(99,043)

Cash flows used in financing activities
Principal element of finance lease payments		(84)	(59)
Proceeds from bank and other loans		123,250	110,446
Repayment of bank and other loans		(69,953)	(113,366)
Repayment of deferred consideration in respect of the Mobile Network Acquisition (as defined in Note 16)		(61,710)	—
Payment of dividends		(7,530)	(6,489)
Distributions to non-controlling interests		(89)	(87)
Payment for the acquisition of non-controlling interests		(31)	—

Net cash used in financing activities		(16,147)	(9,555)

Net decrease in cash and cash equivalents		(4,908)	(7,463)
Cash and cash equivalents at 1 January		24,617	31,869
Effect of changes in foreign exchange rate		(299)	211

Cash and cash equivalents at 31 December		19,410	24,617

The notes on pages 153 to 221 form part of these consolidated financial statements.

Consolidated Statement of Cash Flows

for the year ended 31 December 2017 (Amounts in millions)

(a)	Reconciliation of profit before taxation to net cash from operating activities

	2017 RMB	2016 RMB (restated)
Profit before taxation	24,953	24,116
Adjustments for:
Depreciation and amortisation	74,951	67,942
Impairment losses for doubtful debts	2,036	2,278
Impairment losses for long-lived assets	10	62
Write down of inventories	178	176
Investment income	(147)	(40)
Share of profits of associates	(877)	(91)
Interest income	(429)	(354)
Interest expense	3,586	3,702
Net foreign exchange loss/(gain)	134	(113)
Net loss on retirement and disposal of long-lived assets	1,841	1,867

Operating profit before changes in working capital	106,236	99,545
Increase in accounts receivable	(2,770)	(2,306)
Decrease in inventories	905	1,038
Increase in prepayments and other current assets	(2,618)	(3,783)
(Increase)/decrease in other assets	(231)	366
(Decrease)/increase in accounts payable	(4,213)	3,755
Increase in accrued expenses and other payables	7,232	10,878
Decrease in deferred revenues	(202)	(418)

Cash generated from operations	104,339	109,075
Interest received	433	366
Interest paid	(3,707)	(3,737)
Investment income received	63	57
Income tax paid	(4,626)	(4,626)

Net cash from operating activities	96,502	101,135

(b)	The amount for the year ended 31 December 2016 included the payment for the cash injection amounting to RMB2,966 million (“Cash Consideration”) to China Tower Corporation Limited (“China Tower”) in relation to the disposal of certain telecommunications towers and related assets to China Tower (the “Tower Assets Disposal”) in 2015. The Cash Consideration was paid in February 2016.

The notes on pages 153 to 221 form part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

1.	Principal Activities, Organisation and Basis of Presentation

Principal activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) offers a comprehensive range of wireline and mobile telecommunications services including voice, Internet, telecommunications network resource services and lease of network equipment, information and application services and other related services. The Group provides wireline telecommunications services and related services in Beijing Municipality, Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). The Group also provides mobile telecommunications and related services in the mainland China and Macau Special Administrative Region (“Macau”) of the PRC. The Group also provides international telecommunications services, including lease of network equipment, international Internet access and transit, Internet data centre and mobile virtual network services in certain countries and regions of the Asia Pacific, Europe, Africa, South America and North America. The operations of the Group in the mainland China are subject to the supervision and regulation by the PRC government.

Organisation

As part of the reorganisation (the “Restructuring”) of China Telecommunications Corporation (of which the Chinese name was changed from “中國電信集團公司” to “中國電信集團有限公司” in December 2017), the Company was incorporated in the PRC on 10 September 2002. In connection with the Restructuring, China Telecommunications Corporation transferred to the Company the wireline telecommunications business and related operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province together with the related assets and liabilities (the “Predecessor Operations”) in consideration for 68,317 million ordinary domestic shares of the Company. The shares issued to China Telecommunications Corporation have a par value of RMB1.00 each and represented the entire registered and issued share capital of the Company at that date.

On 31 December 2003, the Company acquired the entire equity interests in Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited (collectively the “First Acquired Group”) and certain network management and research and development facilities from China Telecommunications Corporation for a total purchase price of RMB46,000 million (hereinafter, referred to as the “First Acquisition”).

On 30 June 2004, the Company acquired the entire equity interests in Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited (collectively the “Second Acquired Group”) from China Telecommunications Corporation for a total purchase price of RMB27,800 million (hereinafter, referred to as the “Second Acquisition”).

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

1.	Principal Activities, Organisation and Basis of Presentation (continued)

Organisation (continued)

On 30 June 2007, the Company acquired the entire equity interests in China Telecom System Integration Co., Ltd. (“CTSI”), China Telecom Global Limited (“CT Global”) and China Telecom (Americas) Corporation (“CT Americas”) (collectively the “Third Acquired Group”) from China Telecommunications Corporation for a total purchase price of RMB1,408 million (hereinafter, referred to as the “Third Acquisition”).

On 30 June 2008, the Company acquired the entire equity interest in China Telecom Group Beijing Corporation (“Beijing Telecom” or the “Fourth Acquired Company”) from China Telecommunications Corporation for a total purchase price of RMB5,557 million (hereinafter, referred to as the “Fourth Acquisition”).

On 1 August 2011 and 1 December 2011, the subsidiaries of the Company, E-surfing Pay Co., Ltd (“E-surfing Pay”) and E-surfing Media Co., Ltd. (“E-surfing Media”), acquired the e-commerce business and video media business (collectively the “Fifth Acquired Group”) from China Telecommunications Corporation and its subsidiaries for a total purchase price of RMB61 million (hereinafter, referred to as the “Fifth Acquisition”). The Company disposed the equity interest in E-surfing Media to China Telecommunications Corporation in 2013.

On 30 April 2012, the Company acquired the digital trunking business (the “Sixth Acquired Business”) from Besttone Holding Co., Ltd. (“Besttone Holding”), a subsidiary of China Telecommunications Corporation, at a purchase price of RMB48 million (hereinafter, referred to as the “Sixth Acquisition”).

On 31 December 2013, CT Global, a subsidiary of the Company, acquired 100% equity interest in China Telecom (Europe) Limited (“CT Europe” or the “Seventh Acquired Company”), a wholly owned subsidiary of China Telecommunications Corporation, from China Telecommunications Corporation for a total purchase price of RMB278 million (hereinafter, referred to as the “Seventh Acquisition”).

Pursuant to an agreement entered into by the Company and Besttone Holding on 25 September 2017, the Company disposed of the 100% equity interest in Chengdu E-store Technology Co., Ltd (“E-store”), a subsidiary of the Company, to Besttone Holding. The initial consideration for the disposal of the equity interest in E-store was RMB249 million, which was concluded based on the valuation of the equity interests in E-store as at 31 March 2017. In addition, an adjustment was made to the initial consideration to arrive at the final consideration based on the change in the book value of the net assets of E-store during the period from 31 March 2017 to the completion date of the disposal. The control of the equity interest in E-store was transferred to Besttone Holding on 31 October 2017. The final consideration was arrived at RMB251 million, among which the initial consideration amounting to RMB249 million was received on 16 November 2017.

154

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

1.	Principal Activities, Organisation and Basis of Presentation (continued)

Organisation (continued)

Analysis of assets and liabilities of the disposed subsidiary:

31 October 2017 RMB millions
Current Assets
Cash and cash equivalents	65
Accounts receivable, net	48
Prepayments and other current assets	67
Non-current Assets
Property, plant and equipment, net	16
Intangible assets	3
Current liabilities
Accounts payable	29
Accrued expenses and other payables	27

Net assets disposal of	143

Gain on disposal of a subsidiary:
2017 RMB millions
Consideration received and receivable	251
Net assets disposed of	(143)

Gain on disposal	108

The gain on disposal of E-store has been included in investment income of the consolidated statement of comprehensive income.

155

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

1.	Principal Activities, Organisation and Basis of Presentation (continued)

Organisation (continued)

Net cash inflow from disposal of a subsidiary:

2017 RMB millions
Consideration received in cash and cash equivalents	249
Less: cash and cash equivalents disposed of	(65)

Net cash inflow from disposal of a subsidiary	184

In December 2017, the Company acquired the satellite communications business (the “Satcom Business”) from China Telecom Satellite Communication Co., Ltd., a wholly owned subsidiary of China Telecommunications Corporation, at a purchase price of RMB70 million. In the same month, E-surfing Pay acquired a 100% interest in Shaanxi Zhonghe Hengtai Insurance Agent Limited (“Zhonghe Hengtai”), a wholly owned subsidiary of Shaanxi Communications Services Company Limited (“Shaanxi Comservice”, a company ultimately held by China Telecommunications Corporation), from Shaanxi Comservice, at a purchase price of RMB17 million. The acquisitions of the Satcom Business and Zhonghe Hengtai (collectively referred to as the “Eighth Acquired Group”) are two separate transactions, which are collectively referred to as the “Eighth Acquisition”. The purchase price of the Eighth Acquisition had not been settled at the end of the reporting period.

Hereinafter, the First Acquired Group, the Second Acquired Group, the Third Acquired Group, the Fourth Acquired Company, the Fifth Acquired Group, the Sixth Acquired Business, the Seventh Acquired Company and the Eighth Acquired Group are collectively referred to as the “Acquired Groups”.

Basis of presentation

Since the Group and the Acquired Groups are under common control of China Telecommunications Corporation, the Group’s acquisitions of the Acquired Groups have been accounted for as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of these entities have been accounted for at historical amounts and the consolidated financial statements of the Group prior to the acquisitions are combined with the financial statements of the Acquired Groups. The considerations for the acquisition of the Acquired Groups are accounted for as an equity transaction in the consolidated statement of changes in equity.

156

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

1.	Principal Activities, Organisation and Basis of Presentation (continued)

Basis of presentation (continued)

The consolidated results of operations for the year ended 31 December 2016 and the consolidated statement of financial position as at 31 December 2016 as previously reported by the Group and the combined amounts presented in the consolidated financial statements of the Group to reflect the acquisition of the Eighth Acquired Group are set out below:

	The Group (as previously reported) RMB millions	The Eighth Acquired Group RMB millions	The Group (restated) RMB millions
Consolidated statement of comprehensive income for the year ended 31 December 2016:
Operating revenues	352,285	249	352,534
Profit for the year	18,109	14	18,123
Consolidated statement of financial position as at 31 December 2016:
Total assets	652,368	190	652,558
Total liabilities	336,073	137	336,210
Total equity	316,295	53	316,348

For the periods presented, all significant transactions and balances between the Group and the Eighth Acquired Group have been eliminated on combination.

Merger with subsidiaries

Pursuant to the resolution passed by the Company’s shareholders at an extraordinary general meeting held on 25 February 2008, the Company entered into merger agreements with each of the following subsidiaries: Shanghai Telecom Company Limited, Guangdong Telecom Company Limited, Jiangsu Telecom Company Limited, Zhejiang Telecom Company Limited, Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited, Sichuan Telecom Company Limited, Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited. In addition, the Company entered into merger agreement with Beijing Telecom on 1 July 2008. Pursuant to these merger agreements, the Company merged with these subsidiaries and the assets, liabilities and business operations of these subsidiaries were transferred to the Company’s branches in the respective regions.

157

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

2.	Significant Accounting Policies

(a)	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”). The consolidated financial statements of the Group have been prepared on a going concern basis.

The consolidated financial statements are prepared on the historical cost basis as modified by the revaluation of certain available-for-sale equity securities at fair value (Note 2(l)).

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that management believes are reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of IFRS that have significant effect on the consolidated financial statements and major sources of estimation uncertainty are discussed in Note 42.

(b)	Basis of consolidation

The consolidated financial statements comprise the Company and its subsidiaries and the Group’s interests in associates.

A subsidiary is an entity controlled by the Company. When fulfilling the following conditions, the Company has control over an entity: (a) has power over the investee, (b) has exposure, or rights, to variable returns from its involvement with the investee, and (c) has the ability to use its power over the investee to affect the amount of the investor’s returns.

When assessing whether the Company has power over that entity, only substantive rights (held by the Company and other parties) are considered.

158

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

2.	Significant Accounting Policies (continued)

(b)	Basis of consolidation (continued)

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases, and the profit attributable to non-controlling interests is separately presented on the face of the consolidated statement of comprehensive income as an allocation of the profit or loss for the year between the non-controlling interests and the equity holders of the Company. Non-controlling interests represent the equity in subsidiaries not attributable directly or indirectly to the Company. For each business combination, the Group measures the non-controlling interests at the proportionate share, of the acquisition date, of fair value of the subsidiary’s net identifiable assets. Non-controlling interests at the end of the reporting period are presented in the consolidated statement of financial position within equity and consolidated statement of changes in equity, separately from the equity of the Company’s equity holders. Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised. When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset or, when appropriate, the cost on initial recognition of an investment in an associate or a joint venture.

An associate is an entity, not being a subsidiary, in which the Group exercises significant influence, but not control, over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s net identifiable assets over the cost of the investment (if any) after reassessment. Thereafter, the investment is adjusted for the Group’s equity share of the post-acquisition changes in the associate’s net assets and any impairment loss relating to the investment. When the Group ceases to have significant influence over an associate, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when significant influence is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset.

All significant intercompany balances and transactions and unrealised gains arising from intercompany transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

2.	Significant Accounting Policies (continued)

(c)	Foreign currencies

The accompanying consolidated financial statements are presented in Renminbi (“RMB”). The functional currency of the Company and its subsidiaries in mainland China is RMB. The functional currency of the Group’s foreign operations is the currency of the primary economic environment in which the foreign operations operate. Transactions denominated in currencies other than the functional currency during the year are translated into the functional currency at the applicable rates of exchange prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into the functional currency using the applicable exchange rates at the end of the reporting period. The resulting exchange differences, other than those capitalised as construction in progress (Note 2(i)), are recognised as income or expense in profit or loss. For the periods presented, no exchange differences were capitalised.

When preparing the Group’s consolidated financial statements, the results of operations of the Group’s foreign operations are translated into RMB at average rate prevailing during the year. Assets and liabilities of the Group’s foreign operations are translated into RMB at the foreign exchange rates ruling at the end of the reporting period. The resulting exchange differences are recognised in other comprehensive income and accumulated separately in equity in the exchange reserve.

(d)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and time deposits with original maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates fair value. None of the Group’s cash and cash equivalents is restricted as to withdrawal.

(e)	Accounts and other receivables

Accounts and other receivables are initially recognised at fair value and thereafter stated at amortised cost using the effective interest method, less allowance for doubtful debts (Note 2(n)) unless the effect of discounting would be immaterial, in which case they are stated at cost less allowance for doubtful debts.

(f)	Inventories

Inventories consist of materials and supplies used in maintaining the telecommunications network and goods for resale. Inventories are valued at cost using the specific identification method or the weighted average cost method, less a provision for obsolescence.

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion, the estimated costs to make the sale and the related tax expenses.

160

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

2.	Significant Accounting Policies (continued)

(g)	Property, plant and equipment

Property, plant and equipment are initially recorded at cost, less subsequent accumulated depreciation and impairment losses (Note 2(n)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use and the cost of borrowed funds used during the periods of construction. Expenditure incurred after the asset has been put into operation, including cost of replacing part of such an item, is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment and the cost can be measured reliably. All other expenditure is expensed as it is incurred.

Assets held under finance leases (Note 2(m)) are amortised over the shorter of the lease term and their estimated useful lives on a straight-line basis. As at 31 December 2017, no asset was held by the Group under finance leases (2016: nil).

Gains or losses arising from retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the respective asset and are recognised as income or expense in the profit or loss on the date of disposal.

Depreciation is provided to write off the cost of each asset over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

Depreciable lives primarily range from
Buildings and improvements	8 to 30 years
Telecommunications network plant and equipment	5 to 10 years
Furniture, fixture, motor vehicles and other equipment	5 to 10 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value are reviewed annually.

During the year, the Group reviewed the estimated useful lives of property, plant and equipment and changed the depreciable lives of corporate information system equipment, IPTV equipment and CDN equipment (included in telecommunications network plant and equipment) from 10 years to 5 years. The effect of such changes in accounting estimates is set out in Note 4.

(h)	Lease prepayments

Lease prepayments represent land use rights paid. Land use rights are initially carried at cost or deemed cost and then charged to profit or loss on a straight-line basis over the respective periods of the rights which range from 20 years to 70 years.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

2.	Significant Accounting Policies (continued)

(i)	Construction in progress

Construction in progress represents buildings, telecommunications network plant and equipment and other equipment and intangible assets under construction and pending installation, and is stated at cost less impairment losses (Note 2(n)). The cost of an item comprises direct costs of construction, capitalisation of interest charge, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges during the periods of construction. Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment and intangible assets when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(j)	Goodwill

Goodwill represents the excess of the cost over the Group’s interest in the fair value of the net assets acquired in the CDMA business (as defined in Note 6) acquisition.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 2(n)). On disposal of a cash generating unit during the year, any attributable amount of the goodwill is included in the calculation of the profit or loss on disposal.

(k)	Intangible assets

The Group’s intangible assets are primarily software.

Software that is not an integral part of any tangible assets, is recorded at cost less subsequent accumulated amortisation and impairment losses (Note 2(n)). Amortisation of software is mainly calculated on a straight-line basis over the estimated useful lives, which range from 3 to 5 years.

(l)	Investments

Investments in available-for-sale listed equity securities are carried at fair value with any change in fair value being recognised in other comprehensive income and accumulated separately in equity. For investments in available-for-sale listed equity securities, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment. When these investments are derecognised or impaired, the cumulative gain or loss previously recognised in other comprehensive income is recognised in profit or loss. Investments in unlisted equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are stated at cost less impairment losses (Note 2(n)).

162

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

2.	Significant Accounting Policies (continued)

(m)	Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets acquired under finance leases are initially recorded at amounts equivalent to the lower of the fair value of the leased assets at the inception of the lease or the present value of the minimum lease payments (computed using the rate of interest implicit in the lease). The net present value of the future minimum lease payments is recorded correspondingly as a finance lease obligation.

Where the Group has the right to use the assets under operating leases, payments made under the leases are charged to profit or loss in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

(n)	Impairment

(i)	Impairment of accounts and other receivables and investments in equity securities carried at cost

Accounts and other receivables and investments in equity securities carried at cost are reviewed at the end of each reporting period to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

•	significant financial difficulty of the debtor or issuer;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that the debtor will enter bankruptcy or other financial reorganisation; and

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor/issuer.

The impairment loss for accounts and other receivables is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the financial asset’s original effective interest rate where the effect of discounting is material, and is recognised as an expense in profit or loss.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

2.	Significant Accounting Policies (continued)

(n)	Impairment (continued)

(i)	Impairment of accounts and other receivables and investments in equity securities carried at cost (continued)

The impairment loss for investments in equity securities carried at cost is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognised as an expense in profit or loss.

Impairment losses for accounts and other receivables are reversed through profit or loss if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities carried at cost are not reversed.

(ii)	Impairment of long-lived assets

The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, intangible assets with finite useful lives and construction in progress are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at each year end.

The recoverable amount of an asset or cash-generating unit is the greater of its fair value less costs of disposal and value in use. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The goodwill arising from a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment loss is recognised as an expense in profit or loss. Impairment loss recognised in respect of cash-generating units is allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down cease to exist, is recognised as an income in profit or loss. The reversal is reduced by the amount that would have been recognised as depreciation and amortisation had the write-down not occurred. An impairment loss in respect of goodwill is not reversed. For the years presented, no reversal of impairment loss was recognised in profit or loss.

164

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

2.	Significant Accounting Policies (continued)

(o)	Revenue recognition

The revenue recognition methods of the Group are as follows:

(i)	Voice usage fee is recognised as the service is provided.

(ii)	Fees received for wireline installation charges for periods prior to 1 January 2012 are deferred and recognised over the expected customer relationship period. The direct costs associated with the installation of wireline services are deferred to the extent of the installation fees and amortised over the same expected customer relationship period. From 2012 onwards, since the amounts of fees received and the associated direct costs incurred are insignificant, the fees and associated direct costs are not deferred, and are recognised in profit or loss when received or incurred.

(iii)	Monthly service fees are recognised in the month during which the services are provided to customers.

(iv)	Revenue from sale of prepaid calling cards are recognised as the cards are used by customers.

(v)	Revenue derived from information and application services is recognised when the services are provided to customers.

Revenue from information and application services in which no third party service providers are involved, such as caller display and Internet data center services, are presented on a gross basis. Revenues from all other information and application services are presented on either gross or net basis based on the assessment of each individual arrangement with third parties. The following factors indicate that the Group is acting as principal in the arrangements with third parties:

(i)	The Group is primarily responsible for providing the applications or services desired by customers, and takes responsibility for fulfillment of ordered applications or services, including the acceptability of the applications or services ordered or purchased by customers;

(ii)	The Group takes title of the inventory of the applications before they are ordered by customers;

(iii)	The Group has risks and rewards of ownership, such as risks of loss for collection from customers after applications or services are provided to customers;

(iv)	The Group has latitude in establishing selling prices with customers;

(v)	The Group can modify the applications or perform part of the services;

(vi)	The Group has discretion in selecting suppliers used to fulfill an order; and

(vii)	The Group determines the nature, type, characteristics, or specifications of the applications or services.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

2.	Significant Accounting Policies (continued)

(o)	Revenue recognition (continued)

The revenue recognition methods of the Group are as follows: (continued)

(v)	Revenue derived from information and application services is recognised when the services are provided to customers. (continued)

If majority of the indicators of risks and responsibilities exist in the arrangements with third parties, the Group is acting as a principal and have exposure to the significant risks and rewards associated with the rendering of services or the sale of applications, and revenues for these services are recognised on a gross basis. If majority of the indicators of risks and responsibilities do not exist in the arrangements with third parties, the Group is acting as an agent, and revenues for these services are recognised on a net basis.

(vi)	Revenue from the provision of Internet and telecommunications network resource services are recognised when the services are provided to customers.

(vii)	Interconnection fees from domestic and foreign telecommunications operators are recognised when the services are rendered as measured by the minutes of traffic processed.

(viii)	Lease income from operating leases is recognised over the term of the lease.

(ix)	Sale of equipment is recognised on delivery of the equipment to customers and when the significant risks and rewards of ownership and title have been transferred to the customers. Revenue from repair and maintenance of equipment is recognised when the service is provided to customers.

The Group offers promotional packages, which involve the bundled sales of terminal equipment (mobile handsets) and telecommunications services, to customers. The total contract consideration of a promotional package is allocated to revenues generated from the provision of telecommunications services and the sales of terminal equipment using the residual method. Under the residual method, the total contract consideration of the arrangement is allocated as follows: The undelivered component, which is the provision of telecommunications services, is measured at fair value, and the remainder of the contract consideration is allocated to the delivered component, which is the sales of terminal equipment. The Group recognises revenues generated from the delivery and sales of the terminal equipment when the title of the terminal equipment is passed to the customers whereas revenues generated from the provision of telecommunications services are recognised based upon the actual usage of such services. During each of the years in the two- year period ended 31 December 2017, a substantial portion of the total contract consideration is allocated to the provision of telecommunications services since the terminal equipment is typically provided free of charge or at a nominal amount to promote the Group’s core business of the provision of telecommunications services, and the fair value of the telecommunication services approximates the total contract consideration.

166

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

2.	Significant Accounting Policies (continued)

(p)	Advertising and promotion expense

The costs for advertising and promoting the Group’s telecommunications services are expensed as incurred. Advertising and promotion expense, which is included in selling, general and administrative expenses, was RMB14,072 million for the year ended 31 December 2017 (2016: RMB17,070 million), among which, the costs of terminal equipment offered as part of a promotional package to our customers for free or at a nominal amount to promote the Group’s telecommunication service amounted to RMB4,707 million for the year ended 31 December 2017 (2016: RMB9,370 million).

(q)	Net finance costs

Net finance costs comprise interest income on bank deposits, interest costs on borrowings, and foreign exchange gains and losses. Interest income from bank deposits is recognised as it accrues using the effective interest method.

Interest costs incurred in connection with borrowings are calculated using the effective interest method and are expensed as incurred, except to the extent that they are capitalised as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

(r)	Research and development expense

Research and development expenditure is expensed as incurred. For the year ended 31 December 2017, research and development expense was RMB1,088 million (2016: RMB825 million).

(s)	Employee benefits

The Group’s contributions to defined contribution retirement plans administered by the PRC government and defined contribution retirement plans administered by independent external parties are recognised in profit or loss as incurred. Further information is set out in Note 40.

Compensation expense in respect of the stock appreciation rights granted is accrued as a charge to the profit or loss over the applicable vesting period based on the fair value of the stock appreciation rights. The liability of the accrued compensation expense is re-measured to fair value at the end of each reporting period with the effect of changes in the fair value of the liability charged or credited to profit or loss. Further details of the Group’s stock appreciation rights scheme are set out in Note 41.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

2.	Significant Accounting Policies (continued)

(t)	Government grants

The Group’s government grants are mainly related to the government loans with below-market rate of interest.

Government grants shall only be recognised until there is reasonable assurance that:

(i)	the Group will comply with all the conditions attaching to them; and

(ii)	the grants will be received.

Government grants that compensate expenses incurred are recognised in the consolidated statement of comprehensive income in the same periods in which the expenses are incurred.

Government grants relating to assets are recognised in deferred revenue and are credited to the consolidated statement of comprehensive income on a straight-line basis over the expected lives of the related assets.

(u)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and the redemption value recognised in profit or loss over the period of the borrowings, together with any interest, using the effective interest method.

(v)	Accounts and other payables

Accounts and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(w)	Provisions and contingent liabilities

A provision is recognised in the consolidated statement of financial position when the Group has a legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

168

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

2.	Significant Accounting Policies (continued)

(x)	Value-added tax

Output VAT rate for basic telecommunications services (including voice communication, lease or sale of network resources) is 11% while the output VAT rate for value-added telecommunications services (including Internet access services, short and multimedia messaging services, transmission and application service of electronic data and information) is 6%, and the output VAT for sales of telecommunications terminals and equipment is 17%. Input VAT rate depends on the type of services received and the assets purchased as well as the VAT rate applicable to a specific industry, and ranges from 3% to 17%.

Output VAT is excluded from operating revenues while input VAT is excluded from operating expenses or the original cost of equipment purchased and can be netted against the output VAT, arriving at the net amount of VAT recoverable or payable. As the VAT obligations are borne by branches and subsidiaries of the Company, input and output VAT are set off at branches and subsidiaries levels which are not offset at the consolidation level. Such net amount of VAT recoverable or payable is recorded in the line items of prepayments and other current assets and accrued expenses and other payables, respectively, on the face of consolidated statement of financial position.

(y)	Income tax

Income tax for the year comprises current tax and movement in deferred tax assets and liabilities. Income tax is recognised in profit or loss except to the extent that it relates to items recognised in other comprehensive income, or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity respectively. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. The amount of deferred tax is calculated on the basis of the enacted or substantively enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to profit or loss, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously recognised in other comprehensive income, in such case the effect of a change in tax rate is also recognised in other comprehensive income.

A deferred tax asset is recognised only to the extent that it is probable that future taxable income will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

2.	Significant Accounting Policies (continued)

(z)	Dividends

Dividends are recognised as a liability in the period in which they are declared.

(aa)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(ii)	The entity is an associate or joint venture of the Group (or an associate or joint venture of a member of a group of which the Group is a member); or the Group is an associate or joint venture of the entity (or an associate or joint venture of a member of a group of which the entity is a member);

(iii)	The entity and the Group are joint ventures of the same third party;

(iv)	The entity is a joint venture of a third entity and the Group is an associate of the third entity; or the Group is a joint venture of a third entity and the entity is an associate of the third entity;

(v)	The entity is controlled or jointly controlled by a person identified in (a);

(vi)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

170

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

2.	Significant Accounting Policies (continued)

(ab)	Segmental reporting

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The Group’s assets located outside mainland China and operating revenues derived from activities outside mainland China are less than 10% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10% or more of the Group’s operating revenues.

3.	Application of Revised International Financial Reporting Standards

In the current year, the Group has applied, for the first time, the following amendments to IFRS issued by the IASB that are mandatorily effective for the current year:

•	Amendments to IAS 7, “Disclosure Initiative”

•	Amendments to IAS 12, “Recognition of Deferred Tax Assets for Unrealised Losses”

•	Amendments to IFRS 12 as part of the Annual Improvements to IFRSs 2014~2016 Cycle

Amendments to IAS 7, “Disclosure Initiative”

The amendments require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both cash and non-cash changes.

Specifically, the amendments require the following to be disclosed: (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes.

A reconciliation between the opening and closing balances of these items is provided in Note 37. Consistent with the transition provisions of the amendments, the Group has not disclosed comparative information for the prior year.

Apart from the additional disclosure as required by Amendments to IAS 7 in Note 37, the application of the above amendments to IFRSs has had no material effect on the Group’s consolidated financial statements.

The Group has not yet applied any new and revised standard or interpretation that is not yet effective for the current year (Note 43).

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

4.	Property, Plant and Equipment, Net

	Buildings and improvements RMB millions	Telecomm- unications network plant and equipment RMB millions	Furniture, fixture, motor vehicles and other equipment RMB millions	Total RMB millions
Cost/Deemed cost:
Balance at 1 January 2016, as previously reported	97,459	819,257	29,607	946,323
Adjusted for the Eighth Acquisition (Note 1)	—	61	3	64

Balance at 1 January 2016, as restated	97,459	819,318	29,610	946,387

Additions	664	1,335	480	2,479
Transferred from construction in progress	2,053	78,287	1,739	82,079
Disposals	(754)	(74,976)	(1,753)	(77,483)
Disposal of a subsidiary	—	—	(3)	(3)
Reclassification	87	(128)	41	—

Balance at 31 December 2016, as restated	99,509	823,836	30,114	953,459

Additions	583	532	410	1,525
Transferred from construction in progress	1,967	87,129	1,707	90,803
Disposals	(709)	(68,719)	(1,936)	(71,364)
Disposal of a subsidiary	—	(33)	—	(33)
Reclassification	(18)	(272)	290	—

Balance at 31 December 2017	101,332	842,473	30,585	974,390

Accumulated depreciation and impairment:
Balance at 1 January 2016, as previously reported	(47,102)	(504,015)	(21,225)	(572,342)
Adjusted for the Eighth Acquisition (Note 1)	—	(39)	(2)	(41)

Balance at 1 January 2016, as restated	(47,102)	(504,054)	(21,227)	(572,383)

Depreciation and impairment charge for the year	(4,527)	(56,956)	(2,267)	(63,750)
Written back on disposals	681	70,010	1,652	72,343
Disposal of a subsidiary	—	—	2	2
Reclassification	(70)	83	(13)	—

Balance at 31 December 2016, as restated	(51,018)	(490,917)	(21,853)	(563,788)

Depreciation and impairment charge for the year	(4,326)	(63,903)	(2,145)	(70,374)
Written back on disposals	620	63,553	1,839	66,012
Disposal of a subsidiary	—	17	—	17
Reclassification	18	184	(202)	—

Balance at 31 December 2017	(54,706)	(491,066)	(22,361)	(568,133)

Net book value at 31 December 2017	46,626	351,407	8,224	406,257

Net book value at 31 December 2016, as restated	48,491	332,919	8,261	389,671

172

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

4.	Property, Plant and Equipment, Net (continued)

In order to expedite the construction of the new generation network and create state-of-the-art network experience, the Group resolved to accelerate the upgrade and replacement of corporate information system equipment, IPTV equipment and CDN equipment in order to promote the long-term sustainable development of the Group.

During the year, after reviewing the current condition of existing network equipment and assessing the impact of the evolution in telecommunications technologies and the business development needs, the Company considered the estimated useful lives of corporate information system equipment, IPTV equipment and CDN equipment would change from previously anticipated. As a result, the Group changed the estimated depreciable lives of such equipment from 10 years to 5 years, which could more accurately and appropriately reflect the changes in the Group’s expected consumption pattern of economic benefits embodied in these assets.

The changes in accounting estimates are implemented with effect from 1 October 2017. Effect of changes in depreciable lives is estimated to increase depreciation expense by approximately RMB4,045 million for the year ended 31 December 2017. The effect of such changes in depreciable lives represents a temporary difference, therefore does not have any effect on the total depreciation expenses of those assets during the assets’ lives.

5.	Construction in Progress

RMB millions
Balance at 1 January 2016, as previously reported	69,103
Adjusted for Eighth Acquisition (Note 1)	4

Balance at 1 January 2016, as restated	69,107
Additions	97,043
Transferred to property, plant and equipment	(82,079)
Transferred to intangible assets	(3,685)

Balance at 31 December 2016, as restated	80,386
Additions	88,359
Transferred to property, plant and equipment	(90,803)
Transferred to intangible assets	(4,836)

Balance at 31 December 2017	73,106

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

6.	Goodwill

	2017	2016
	RMB millions	RMB millions
Cost:
Goodwill arising from acquisition of CDMA business	29,920	29,923

On 1 October 2008, the Group acquired the CDMA mobile communication business and related assets and liabilities, which also included the entire equity interests of China Unicom (Macau) Company Limited (currently known as China Telecom (Macau) Company Limited) and 99.5% equity interests of Unicom Huasheng Telecommunications Technology Company Limited (currently known as Tianyi Telecom Terminals Company Limited) (collectively the “CDMA business”) from China Unicom Limited and China Unicom Corporation Limited (collectively “China Unicom”). The purchase price of the business combination was RMB43,800 million, which was fully settled as at 31 December 2010. In addition, pursuant to the acquisition agreement, the Group acquired the customer-related assets and assumed the customer-related liabilities of CDMA business for a net settlement amount of RMB3,471 million due from China Unicom. This amount was subsequently settled by China Unicom in 2009. The business combination was accounted for using the purchase method.

The goodwill recognised in the business combination is attributable to the skills and technical talent of the acquired business’s workforce, and the synergies expected to be achieved from integrating and combining the CDMA mobile communication business into the Group’s telecommunications business.

For the purpose of goodwill impairment testing, the goodwill arising from the acquisition of CDMA business was allocated to the appropriate cash-generating unit of the Group, which is the Group’s telecommunications business. The recoverable amount of the Group’s telecommunications business is estimated based on the value in use model, which considers the Group’s financial budgets covering a five- year period and a pre-tax discount rate of 9.8% (2016: 9.4%). Cash flows beyond the five-year period are projected to perpetuity at annual growth rate of 1.5%. Management performed impairment tests for the goodwill at the end of the reporting period and determined that goodwill was not impaired. Management believes any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause its recoverable amount to be less than carrying amount.

Key assumptions used for the value in use calculation model are the number of subscribers, average revenue per subscriber and gross margin. Management determined the number of subscribers, average revenue per subscriber and gross margin based on historical trends and financial information and operational data.

174

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

7.	Intangible Assets

Software RMB millions
Cost:
Balance at 1 January 2016	26,301
Additions	363
Transferred from construction in progress	3,685
Disposals	(531)

Balance at 31 December 2016	29,818

Additions	175
Transferred from construction in progress	4,836
Disposals	(268)
Disposal of a subsidiary	(11)

Balance at 31 December 2017	34,550

Accumulated amortisation and impairment:
Balance at 1 January 2016	(15,562)
Amortisation charge for the year	(3,500)
Written back on disposals	488

Balance at 31 December 2016	(18,574)

Amortisation charge for the year	(3,843)
Written back on disposals	250
Disposal of a subsidiary	8

Balance at 31 December 2017	(22,159)

Net book value at 31 December 2017	12,391

Net book value at 31 December 2016	11,244

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

8.	Investments In Subsidiaries

Details of the Company’s subsidiaries which principally affected the results, assets and liabilities of the Group at 31 December 2017 are as follows:

Name of company	Type of legal entity	Date of incorporation	Place of incorporation and operation	Registered/Issued capital (in RMB millions unless otherwise stated)	Principal activity

China Telecom System Integration Co., Limited	Limited Company	13 September 2001	PRC	542	Provision of system integration and consulting services

China Telecom Global Limited	Limited Company	25 February 2000	Hong Kong Special Administrative Region of the PRC	HK$168 million	Provision of international value-added network services

China Telecom (Americas) Corporation	Limited Company	22 November 2001	The United States of America	US$43 million	Provision of telecommunications services

China Telecom Best Tone Information Service Co., Limited	Limited Company	15 August 2007	PRC	350	Provision of Best Tone information services

China Telecom (Macau) Company Limited	Limited Company	15 October 2004	Macau Special Administrative Region of the PRC	MOP60 million	Provision of telecommunications services

Tianyi Telecom Terminals Company Limited	Limited Company	1 July 2005	PRC	500	Sales of telecommunications terminals

China Telecom (Singapore) Pte. Limited	Limited Company	5 October 2006	Singapore	S$1,000,001	Provision of international value-added network services

E-surfing Pay Co., Ltd	Limited Company	3 March 2011	PRC	500	Provision of e-commerce services

Shenzhen Shekou Telecommunications Company Limited	Limited Company	5 May 1984	PRC	91	Provision of telecommunications services

China Telecom (Australia) Pty Ltd	Limited Company	10 January 2011	Australia	AUD1 million	Provision of international value-added network services

176

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

8.	Investments In Subsidiaries (continued)

Name of company	Type of legal entity	Date of incorporation	Place of incorporation and operation	Registered/Issued capital (in RMB millions unless otherwise stated)	Principal activity
China Telecom Korea Co., Ltd	Limited Company	16 May 2012	South Korea	KRW500 million	Provision of international value-added network services

China Telecom (Malaysia) SDN BHD	Limited Company	26 June 2012	Malaysia	MYR3,723,500	Provision of international value-added network services

China Telecom Information Technology (Vietnam) Co., Ltd	Limited Company	9 July 2012	Vietnam	VND10,500 million	Provision of international value-added network services

iMUSIC Culture & Technology Co., Ltd.	Limited Company	9 June 2013	PRC	250	Provision of music production and related information services

China Telecom (Europe) Limited	Limited Company	2 March 2006	The United Kingdom of Great Britain and Northern Ireland	GBP16.15 million	Provision of international value-added network services

Zhejiang Yixin Technology Co., Ltd.	Limited Company	19 August 2013	PRC	11	Provision of instant messenger service

Tianyi Capital Holding Co., Ltd.	Limited Company	30 November 2017	PRC	5,000	Capital Investment and provision of consulting services

Except for Shenzhen Shekou Telecommunications Company Limited which is 51% owned by the Company and Zhejiang Yixin Technology Co., Ltd. which is 65% owned by the Company, all of the above subsidiaries are directly or indirectly wholly-owned by the Company. No subsidiaries of the Group have material non- controlling interest.

9.	Interests in Associates

	2017 RMB millions	2016 RMB millions
Unlisted equity investments, at cost	36,648	36,347
Share of post-acquisition changes in net assets	(922)	(1,775)

	35,726	34,572

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

9.	Interests in Associates (continued)

The Group’s interests in associates are accounted for under the equity method. Details of the Group’s principal associates are as follows:

Name of company	Attributable equity interest	Principal activities
China Tower Corporation Limited	27.9%	Construction, maintenance and operation of telecommunications towers as well as ancillary facilities
Shanghai Information Investment Incorporation	24.0%	Provision of information technology consultancy services

The above associates are established and operated in the PRC and are not traded on any stock exchange.

Summarised financial information of the Group’s principal associates and reconciled to the carrying amounts of interests in associates in the Group’s consolidated financial statements are disclosed below:

	China Tower Corporation Limited
	2017 RMB millions	2016 RMB millions
Current assets	30,517	39,565
Non-current assets	292,126	272,103
Current liabilities	150,438	171,568
Non-current liabilities	44,710	14,548
Operating revenues	68,665	54,474
Profit/(loss) for the year	1,943	(575)
Other comprehensive income for the year	—	—
Total comprehensive income for the year	1,943	(575)
Dividend received from the associate	—	—
Reconciled to the Group’s interests in the associate Net assets of the associate	127,495	125,552
Non-controlling interests of the associate	—	—
Group’s effective interest in the associate	27.9%	27.9%
Group’s share of net assets of the associate	35,571	35,029
Adjustment for the remaining balance of the deferred gain from the Tower Assets Disposal	(1,580)	(1,782)

Carrying amount of the associate in the consolidated financial statements of the Group	33,991	33,247

178

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

9.	Interests in Associates (continued)

	Shanghai Information Investment Incorporation
	2017 RMB millions	2016 RMB millions
Current assets	7,146	6,688
Non-current assets	8,049	8,421
Current liabilities	5,835	5,754
Non-current liabilities	2,673	3,104
Operating revenues	4,313	4,222
Profit for the year	563	413
Other comprehensive income for the year	22	24
Total comprehensive income for the year	585	437
Dividend received from the associate	9	9
Reconciled to the Group’s interests in the associate
Net assets of the associate	6,687	6,251
Non-controlling interests of the associate	(2,004)	(1,940)
Group’s effective interest in the associate	24.0%	24.0%
Group’s share of net assets of the associate	1,124	1,035

Carrying amount of the associate in the consolidated financial statements of the Group	1,124	1,035

Aggregate financial information of the Group’s associates that are not individually material is disclosed below:

	2017 RMB millions	2016 RMB millions
The Group’s share of profit of these associates	36	21
The Group’s share of other comprehensive income of these associates	2	—
The Group’s share of total comprehensive income of these associates	38	21
Aggregate carrying amount of these associates in the consolidated financial statements of the Group	611	290

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

10.	Investments

	2017 RMB millions	2016 RMB millions
Available-for-sale listed equity securities	969	1,369
Other unlisted equity investments	185	166

	1,154	1,535

Other unlisted equity investments mainly represent the Group’s various interests in private enterprises which are mainly engaged in the provision of telecommunications infrastructures construction services, information technology services and Internet contents.

11.	Deferred Tax Assets and Liabilities

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	2017 RMB millions	2016 RMB millions	2017 RMB millions	2016 RMB millions	2017 RMB millions	2016 RMB millions
Provisions and impairment losses, primarily for doubtful debts	1,626	1,531	—	—	1,626	1,531
Property, plant and equipment and others	3,782	3,410	(7,789)	(4,416)	(4,007)	(1,006)
Deferred revenues and installation costs	71	120	(52)	(85)	19	35
Available-for-sale equity securities	—	—	(169)	(269)	(169)	(269)

Deferred tax assets/(liabilities)	5,479	5,061	(8,010)	(4,770)	(2,531)	291

	Balance at 1 January 2017 RMB millions	Recognised in consolidated statement of comprehensive income RMB millions	Balance at 31 December 2017 RMB millions
Provisions and impairment losses, primarily for doubtful debts	1,531	95	1,626
Property, plant and equipment and others	(1,006)	(3,001)	(4,007)
Deferred revenues and installation costs	35	(16)	19
Available-for-sale equity securities	(269)	100	(169)

Net deferred tax assets/(liabilities)	291	(2,822)	(2,531)

180

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

11.	Deferred Tax Assets and Liabilities (continued)

	Balance at 1 January 2016 RMB millions	Recognised in consolidated statement of comprehensive income RMB millions	Balance at 31 December 2016 RMB millions
Provisions and impairment losses, primarily for doubtful debts	1,291	240	1,531
Property, plant and equipment and others	1,569	(2,575)	(1,006)
Deferred revenues and installation costs	60	(25)	35
Available-for-sale equity securities	(326)	57	(269)

Net deferred tax assets	2,594	(2,303)	291

12.	Inventories

	2017 RMB millions	2016 RMB millions (restated)
Materials and supplies	1,071	1,200
Goods for resale	3,052	3,906

	4,123	5,106

13.	Accounts Receivable, Net

Accounts receivable, net, are analysed as follows:

	Note		2017 RMB millions	2016 RMB millions (restated)
Accounts receivable
Third parties			23,762	22,958
China Telecom Group	(i	)	1,502	966
China Tower			5	10
Other telecommunications operators in the PRC			669	933

			25,938	24,867
Less: Allowance for doubtful debts			(3,842)	(3,402)

			22,096	21,465

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

13.	Accounts Receivable, Net (continued)

The following table summarises the changes in allowance for doubtful debts:

	2017 RMB millions	2016 RMB millions (restated)
At beginning of year	3,402	2,935
Impairment losses for doubtful debts	1,962	2,203
Accounts receivable written off	(1,522)	(1,736)

At end of year	3,842	3,402

Ageing analysis of accounts receivable from telephone and Internet subscribers based on the billing dates is as follows:

	2017 RMB millions	2016 RMB millions
Current, within 1 month	9,323	9,993
1 to 3 months	2,607	2,179
4 to 12 months	1,780	1,763
More than 12 months	878	761

	14,588	14,696
Less: Allowance for doubtful debts	(2,603)	(2,427)

	11,985	12,269

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers based on date of rendering of services is as follows:

	2017 RMB millions	2016 RMB millions (restated)
Current, within 1 month	4,421	3,671
1 to 3 months	1,973	1,895
4 to 12 months	2,644	2,360
More than 12 months	2,312	2,245

	11,350	10,171
Less: Allowance for doubtful debts	(1,239)	(975)

	10,111	9,196

182

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

13.	Accounts Receivable, Net (continued)

Ageing analysis of accounts receivable that are not impaired is as follows:

	2017 RMB millions	2016 RMB millions (restated)
Not past due	19,623	19,418

Less than 1 month past due	1,518	1,180
1 to 3 months past due	955	867

Amounts past due	2,473	2,047

	22,096	21,465

14.	Prepayments and Other Current Assets

	2017 RMB millions	2016 RMB millions (restated)
Amounts due from China Telecom Group	774	798
Amounts due from China Tower	2,152	2,278
Amounts due from other telecommunications operators in the PRC	369	326
Prepayments in connection with construction work and equipment purchases	2,542	2,664
Prepaid expenses and deposits	3,486	3,784
Value-added tax recoverable	7,186	5,197
Other receivables	5,619	4,518

	22,128	19,565

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

15.	Cash and Cash Equivalents

	2017 RMB millions	2016 RMB millions
Cash at bank and in hand	17,763	22,147
Time deposits with original maturity within three months	1,647	2,470

	19,410	24,617

16.	Short-Term and Long-Term Debt and Payable

Short-term debt comprises:

	2017 RMB millions	2016 RMB millions
Loans from banks – unsecured	16,565	16,411
Super short-term commercial papers – unsecured	18,745	18,996
Other loans – unsecured	150	102
Loans from China Telecom Group – unsecured	19,098	5,271

Total short-term debt	54,558	40,780

The weighted average interest rate of the Group’s total short-term debt as at 31 December 2017 was 4.0% (2016: 3.3%) per annum. As at 31 December 2017, the Group’s loans from banks and other loans bear interest at rates ranging from 3.5% to 7.3% (2016: 3.9% to 4.4%) per annum, and are repayable within one year; super short-term commercial papers bear interest at rates ranging from 4.1% to 4.2% (2016: 2.3% to 2.9%) per annum and was repaid by 19 March 2018; the loans from China Telecom Group bear interest at rate of 3.5% (2016: rates from 3.5% to 4.1%) per annum and are repayable within one year.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

16.	Short-Term and Long-Term Debt and Payable (continued)

Long-term debt and payable comprises:

	Interest rates and final maturity	2017 RMB millions	2016 RMB millions
Bank loans – unsecured
Renminbi denominated (Note (i))	Interest rates ranging from 1.08% to 7.04% per annum with maturities through 2036	9,148	9,245
US Dollars denominated	Interest rates ranging from 1.00% to 8.30% per annum with maturities through 2048	370	446
Euro denominated	Interest rate of 2.30% per annum with maturities through 2032	223	239
Other currencies denominated		—	5

		9,741	9,935
Other loans – unsecured
Renminbi denominated		1	1
Amount due to China Telecom Group – unsecured
Deferred consideration of Mobile Network Acquisition – Renminbi denominated (Note (ii))		—	61,710
Loans from China Telecom Group – unsecured
Renminbi denominated (Note (iii))		40,000	—

Total long-term debt and payable		49,742	71,646
Less: Current portion		(1,146)	(62,276)

Non-current portion		48,596	9,370

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

16.	Short-Term and Long-Term Debt and Payable (continued)

Notes:

(i)	The Group obtained long-term RMB denominated government loans with below-market interest rate ranging from 1.08% to 1.20% per annum through banks (the “Low-interest Loans”). The Group recognised the Low-interest Loans at their fair value on initial recognition, and accreted the discount to profit or loss using the effective interest rate method. The difference between the fair value and the face value of the Low-interest Loans was recognised as government grants in deferred revenue (Note 19) at initial recognition.

(ii)	Represented the remaining balance of the deferred consideration payable to China Telecommunications Corporation in respect of the acquisition of certain CDMA network assets and associated liabilities, which were held by China Telecommunications Corporation through network branches located in 30 provinces, municipalities and autonomous regions in the PRC (hereinafter referred to as the “Mobile Network Acquisition”). The Company fully repaid the deferred consideration in November and December 2017. The Company paid interest on the deferred payment to China Telecommunications Corporation at half-yearly intervals and the interest accrues from the day following the completion of the Mobile Network Acquisition. The interest rate was set at a 5 basis points premium to the yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors before the completion date of the Mobile Network Acquisition and would be adjusted once a year in accordance with the last yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors at the end of each year. The interest rate for 2017 was 4.11%.

(iii)	The Group obtained long-term RMB denominated loans with the interest rate of 3.8% per annum from China Telecommunications Corporation on 25 December 2017, which are repayable within 3 to 5 years.

The aggregate maturities of the Group’s long-term debt and payable subsequent to 31 December 2017 are as follows:

	2017 RMB millions	2016 RMB millions
Within 1 year	1,146	62,276
Between 1 to 2 years	1,088	1,081
Between 2 to 3 years	21,044	1,046
Between 3 to 4 years	983	1,004
Between 4 to 5 years	20,944	945
Thereafter	4,537	5,294

	49,742	71,646

The Group’s short-term and long-term debt and payable do not contain any financial covenants. As at 31 December 2017, the Group had unutilised committed credit facilities amounting to RMB154,793 million (2016: RMB 161,229 million).

186

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

17.	Accounts Payable

Accounts payable are analysed as follows:

	2017 RMB millions	2016 RMB millions (restated)
Third parties	93,324	96,736
China Telecom Group	22,682	21,331
China Tower	2,611	3,697
Other telecommunications operators in the PRC	704	729

	119,321	122,493

Amounts due to China Telecom Group and China Tower are payable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable based on the due date is as follows:

	2017 RMB millions	2016 RMB millions (restated)
Due within 1 month or on demand	27,502	17,933
Due after 1 month but within 3 months	17,257	19,931
Due after 3 months but within 6 months	26,603	21,611
Due after 6 months	47,959	63,018

	119,321	122,493

18.	Accrued Expenses and Other Payables

	Notes		2017 RMB millions	2016 RMB millions (restated)
Amounts due to China Telecom Group	(i	)	1,838	1,813
Amounts due to China Tower			1,374	807
Amounts due to other telecommunications operators in the PRC			59	41
Accrued expenses	(ii	)	24,864	21,297
Value-added tax payable			645	797
Customer deposits and receipts in advance			69,915	66,418

			98,695	91,173

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

18.	Accrued Expenses and Other Payables (continued)

Notes:

(i)	Amounts due to China Telecom Group as at 31 December 2017 includes the consideration of the Eighth Acquisition amounting to RMB87 million, which had not been fully paid at the end of the reporting period.

(ii)	Accrued expenses as at 31 December 2017 includes the unpaid portion of consideration of the acquisition of non-controlling interest of a subsidiary of the Group amounting to RMB119 million, which has been fully settled on 23 January 2018.

19.	Deferred Revenues

Deferred revenues mainly represent the unearned portion of installation fees for wireline services received from customers, the unused portion of calling cards, and the unamortised portion of government grants (Note 16).

	2017 RMB millions	2016 RMB millions
Balance at beginning of year	3,558	2,482
Additions for the year
– calling cards	390	753
– government grants	—	1,494

	390	2,247

Reductions for the year
– amortisation of installation fees	(208)	(294)
– usage of calling cards	(384)	(625)
– amortisation of government grants	(295)	(252)

Balance at end of year	3,061	3,558

Representing:
– current portion	1,233	1,253
– non-current portion	1,828	2,305

	3,061	3,558

Included in other assets are primarily capitalised direct costs associated with the installation of wireline services. As at 31 December 2017, the unamortised portion of these costs was RMB228 million (2016: RMB367 million).

188

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

20.	Share Capital

	2017 RMB millions	2016 RMB millions
Registered, issued and fully paid
67,054,958,321 ordinary domestic shares of RMB1.00 each	67,055	67,055
13,877,410,000 overseas listed H shares of RMB1.00 each	13,877	13,877

	80,932	80,932

All ordinary domestic shares and H shares rank pari passu in all material respects.

21.	Reserves

The Group

	Capital reserve RMB millions (Note (i))	Share premium RMB millions	Surplus reserves RMB millions (Note (iii))	Other reserves RMB millions (Note (ii))	Exchange reserve RMB millions	Retained earnings RMB millions	Total RMB millions
Balance as at 1 January 2016, as previously reported	17,150	10,746	70,973	876	(812)	123,919	222,852
Adjusted for the Eighth Acquisition (Note 1)	10	—	—	—	—	29	39
Balance as at 1 January 2016, as restated	17,160	10,746	70,973	876	(812)	123,948	222,891

Total comprehensive income for the year, as restated	—	—	—	(165)	190	18,018	18,043
Dividends (Note 32)	—	—	—	—	—	(6,489)	(6,489)
Appropriations (Note (iii))	—	—	1,638	—	—	(1,638)	—

Balance as at 31 December 2016, as restated	17,160	10,746	72,611	711	(622)	133,839	234,445
Total comprehensive income for the year	—	—	—	(293)	(259)	18,617	18,065
Acquisition of the Eighth Acquired Group (Note 1)	(80)	—	—	—	—	(7)	(87)
Acquisition of non-controlling interests	46	—	—	—	—	—	46
Dividends (Note 32)	—	—	—	—	—	(7,530)	(7,530)
Appropriations (Note (iii))	—	—	1,686	—	—	(1,686)	—
Others	—	—	—	(4)	—	—	(4)

Balance as at 31 December 2017	17,126	10,746	74,297	414	(881)	143,233	244,935

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

21.	Reserves (continued)

The Company

	Capital reserve RMB millions (Note (i))	Share premium RMB millions	Surplus reserves RMB millions (Note (iii))	Other reserves RMB millions (Note (ii))	Retained earnings RMB millions (Note (iv))	Total RMB millions
Balance as at 1 January 2016	29,148	10,746	70,973	705	104,374	215,946

Total comprehensive income for the year	—	—	—	(169)	16,375	16,206
Disposal of a subsidiary	—	—	—	—	9	9
Dividends (Note 32)	—	—	—	—	(6,489)	(6,489)
Appropriations (Note (iii))	—	—	1,638	—	(1,638)	—

Balance as at 31 December 2016	29,148	10,746	72,611	536	112,631	225,672
Total comprehensive income for the year	—	—	—	(287)	16,855	16,568
Dividends (Note 32)	—	—	—	—	(7,530)	(7,530)
Appropriations (Note (iii))	—	—	1,686	—	(1,686)	—
Others	(4)	—	—	(4)	—	(8)

Balance as at 31 December 2017	29,144	10,746	74,297	245	120,270	234,702

Notes:

(i)	Capital reserve of the Group mainly represents the sum of (a) the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation; (b) the difference between the consideration paid by the Group for the entities acquired, other than the Fifth Acquired Group, from China Telecommunications Corporation, which were accounted for as equity transactions as disclosed in Note 1, and the historical carrying amount of the net assets of these acquired entities; and (c) the difference between the consolidation paid by the Group for the acquisition of non-controlling interests and the historical carrying amount of the non-controlling interests acquired.

The difference between the consideration paid by the Group and the historical carrying amount of the net assets of the Fifth Acquisition was recorded as a deduction of retained earnings.

Capital reserve of the Company represents the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation.

(ii)	Other reserves of the Group and the Company represent primarily the change in the fair value of available-for-sale equity securities and the deferred tax liabilities recognised due to the change in fair value of available-for-sale equity securities.

190

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

21.	Reserves (continued)

Notes: (continued)

(iii)	The surplus reserves consist of statutory surplus reserve and discretionary surplus reserve.

According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the lower of the amount determined under the PRC Accounting Standards for Business Enterprises and the amount determined under IFRS, to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the years ended 31 December 2017 and 2016, the net profit of the Company determined in accordance with the PRC Accounting Standards for Business Enterprises and IFRS are the same. For the year ended 31 December 2017, the Company transferred RMB1,686 million, being 10% of the year’s net profit, to this reserve (2016: RMB1,638 million). As at 31 December 2017, the amount of statutory surplus reserve was RMB28,218 million (2016: RMB26,532 million).

The Company did not transfer any discretionary surplus reserve for the years ended 31 December 2017 and 2016. As at 31 December 2017 and 2016, the amount of discretionary surplus reserve was RMB46,079 million.

The statutory and discretionary surplus reserves are non-distributable other than in liquidation and can be used to make good of previous years’ losses, if any, and may be utilised for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholdings or by increasing the par value of the shares currently held by them, provided that the remaining statutory surplus reserve balance after such issue is not less than 25% of the registered capital.

(iv)	According to the Company’s Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount of the Company’s retained earnings determined in accordance with the PRC Accounting Standards for Business Enterprises and the amount determined in accordance with IFRS. As at 31 December 2017, the amount of retained earnings available for distribution was RMB120,270 million (2016: RMB112,631 million), being the amount determined in accordance with IFRS. Final dividend of approximately RMB7,518 million in respect of the financial year 2017 proposed after the end of the reporting period has not been recognised as a liability in the consolidated financial statements at the end of the reporting period (Note 32).

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

22.	Operating Revenues

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

	Notes		2017 RMB millions	2016 RMB millions (restated)
Voice	(i	)	61,678	70,185
Internet	(ii	)	172,554	150,449
Information and application services	(iii	)	73,044	66,881
Telecommunications network resource services and lease of network equipment	(iv	)	19,125	17,781
Others	(v	)	39,828	47,238

			366,229	352,534

Notes:

(i)	Represent the aggregate amount of voice usage fees, installation fees and interconnections fees charged to customers for the provision of telephony services.

(ii)	Represent amounts charged to customers for the provision of Internet access services.

(iii)	Represent primarily the aggregate amount of fees charged to customers for the provision of Internet data centre service, system integration services, e-Surfing HD service, caller ID service and short messaging service and etc.

(iv)	Represent primarily the aggregate amount of fees charged to customers for the provision of telecommunications network resource services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunications networks and equipment.

(v)	Represent primarily revenue from sale, and repair and maintenance of equipment as well as the resale of mobile services (MVNO).

23.	Network Operations and Support Expenses

	Note		2017 RMB millions	2016 RMB millions (restated)
Operating and maintenance			55,360	48,390
Utility			12,522	13,148
Property rental and management fee	(i	)	26,926	22,327
Others			9,161	10,291

			103,969	94,156

Note:

(i)	Property rental and management fee includes the fee in relation to the lease of telecommunications towers and related assets (“Tower Assets”) (hereinafter referred to as the “Tower Assets lease fee”).

192

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

24.	Personnel Expenses

Personnel expenses are attributable to the following functions:

	2017 RMB millions	2016 RMB millions (restated)
Network operations and support	38,574	36,286
Selling, general and administrative	17,469	18,218

	56,043	54,504

25.	Other Operating Expenses

	Notes		2017 RMB millions	2016 RMB millions (restated)
Interconnection charges	(i	)	12,223	11,822
Cost of goods sold	(ii	)	31,712	38,705
Donations			23	19
Others	(iii	)	1,654	1,740

			45,612	52,286

Notes:

(i)	Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s telecommunications networks.

(ii)	Cost of goods sold primarily represents cost of telecommunications equipment sold.

(iii)	Others mainly include tax and surcharges other than value-added tax and income tax.

26.	Total Operating Expenses

Total operating expenses for the year ended 31 December 2017 were RMB339,009 million (2016: RMB325,314 million) which include auditor’s remuneration in relation to audit and non-audit services (excluding value-added tax) of RMB75 million and RMB2 million respectively (2016: RMB67 million and RMB2 million).

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

27.	Net Finance Costs

	2017 RMB millions	2016 RMB millions (restated)
Interest expense incurred	3,913	4,200
Less: Interest expense capitalised*	(327)	(498)
Net interest expense	3,586	3,702
Interest income	(429)	(354)
Foreign exchange losses	664	209
Foreign exchange gains	(530)	(322)

	3,291	3,235

* Interest expense was capitalised in construction in progress at the following rates per annum	3.9% – 4.9%	4.1% – 5.0%

28.	Income Tax

Income tax in the profit or loss comprises:

	2017 RMB millions	2016 RMB millions (restated)
Provision for PRC income tax	3,147	3,478
Provision for income tax in other tax jurisdictions	123	155
Deferred taxation	2,922	2,360

	6,192	5,993

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

28.	Income Tax (continued)

A reconciliation of the expected tax expense with the actual tax expense is as follows:

	Notes		2017 RMB millions	2016 RMB millions (restated)
Profit before taxation			24,953	24,116

Expected income tax expense at statutory tax rate of 25%	(i	)	6,238	6,029
Differential tax rate on PRC subsidiaries’ and branches’ income	(i	)	(108)	(275)
Differential tax rate on other subsidiaries’ income	(ii	)	(82)	(53)
Non-deductible expenses	(iii	)	380	485
Non-taxable income	(iv	)	(112)	(105)
Others	(v	)	(124)	(88)

Actual income tax expense			6,192	5,993

Notes:

(i)	Except for certain subsidiaries and branches which are mainly taxed at a preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.

(ii)	Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 39%.

(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.

(iv)	Amounts represent miscellaneous income which are not subject to income tax.

(v)	Amounts primarily represent tax deduction on prior year research and development expenses approved by tax authorities and other tax benefits.

195

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

29.	Directors’ and Supervisors’ Remuneration

The following table sets out the remuneration of the Company’s directors and supervisors:

2017	Directors’/ supervisors’ fees RMB thousands	Salaries, allowances and benefits in kind RMB thousands	Discretionary Bonuses[11] RMB thousands	Retirement scheme contributions RMB thousands	Share-based payments RMB thousands	Total RMB thousands
Executive directors
Yang Jie	—	207	558	89	—	854
Liu Aili[1]	—	16	25	8	—	49
Yang Xiaowei[2]	—	110	420	39	—	569
Ke Ruiwen	—	184	503	85	—	772
Gao Tongqing[3]	—	99	127	51	—	277
Chen Zhongyue[4]	—	99	127	45	—	271
Sun Kangmin[5]	—	184	503	85	—	772
Non-executive director
Chen Shengguang[6]	—	—	—	—	—	—
Independent non-executive directors[10]
Tse Hau Yin	459	—	—	—	—	459
Cha May Lung	243	—	—	—	—	243
Xu Erming	230	—	—	—	—	230
Wang Hsuehming	243	—	—	—	—	243
Supervisors
Sui Yixun	—	196	483	78	—	757
Yang Jianqing[7]	—	150	202	47	—	399
Zhang Jianbin	—	189	495	78	—	762
Tang Qi8	—	83	98	41	—	222
Hu Jing[9]	—	113	346	69	—	528
Ye Zhong	—	—	—	—	—	—

	1,175	1,630	3,887	715	—	7,407

1	Mr Liu Aili was appointed as an executive director of the Company on 28 November 2017.
2	Mr Yang Xiaowei resigned as an executive director of the Company on 7 June 2017.
3	Mr Gao Tongqing was appointed as an executive director of the Company on 23 May 2017.
4	Mr Chen Zhongyue was appointed as an executive director of the Company on 23 May 2017.
5	Mr Sun Kangmin retired as an executive director of the Company on 29 January 2018.
6	Mr Chen Shengguang was appointed as a non-executive director of the Company on 23 May 2017.
7	Mr Yang Jianqing was appointed as a supervisor of the Company on 23 May 2017.
8	Mr Tang Qi retired as a supervisor of the Company on 23 May 2017.
9	Mr Hu Jing resigned as a supervisor of the Company on 27 February 2018.
10	The independent non-executive directors’ remuneration were for their services as directors of the Company.
11	The discretionary bonuses of the executive directors and supervisors were determined based on the Group’s performance for the year.
12	The remuneration of all directors and supervisors were calculated based on their respective actual terms of office within this year.

196

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

29.	Directors’ and Supervisors’ Remuneration (continued)

2016	Directors’/ supervisors’ fees RMB thousands	Salaries, allowances and benefits in kind RMB thousands	Discretionary bonuses[1] RMB thousands	Retirement scheme contributions RMB thousands	Share-based payments RMB thousands	Total RMB thousands
Executive directors
Yang Jie	—	174	906	73	—	1,153
Yang Xiaowei	—	165	828	70	—	1,063
Ke Ruiwen	—	148	805	70	—	1,023
Sun Kangmin	—	155	814	70	—	1,039
Zhang Jiping[2]	—	104	765	47	—	916
Non-executive director
Zhu Wei[3]	—	—	—	—	—	—
Independent non-executive directors[4]
Tse Hau Yin	433	—	—	—	—	433
Cha May Lung	217	—	—	—	—	217
Xu Erming	200	—	—	—	—	200
Wang Hsuehming	217	—	—	—	—	217
Supervisors
Sui Yixun	—	184	467	74	—	725
Tang Qi	—	214	450	107	—	771
Zhang Jianbin	—	172	489	73	—	734
Hu Jing	—	102	319	66	—	487
Ye Zhong	—	—	—	—	—	—

	1,067	1,418	5,843	650	—	8,978

1	The discretionary bonuses of the directors and supervisors were determined based on the Group’s performance for the year, and include the deferred performance bonus for the term of office from 2013 to 2015.
2	Mr. Zhang Jiping retired as an executive director of the Company on 19 August 2016.
3	Mr. Zhu Wei resigned as a non-executive director of the Company on 10 May 2016.
4	The independent non-executive directors’ remuneration were for their services as directors of the Company.
5	The remuneration of all directors and supervisors were calculated based on their respective actual terms of office within this year.

197

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

30.	Individuals with Highest Emoluments and Senior Management Remuneration

(a)	Five highest paid individuals

None of the five highest paid individuals of the Group for the years ended 31 December 2017 and 2016 were directors of the Company.

The aggregate of the emoluments in respect of the five (2016: five) individuals (non-directors) are as follows:

	2017 RMB thousands	2016 RMB thousands
Salaries, allowances and benefits in kind	5,583	5,474
Discretionary bonuses	2,767	3,111
Retirement scheme contributions	78	47

	8,428	8,632

The emoluments of the five (2016: five) individuals (non-directors) with the highest emoluments are within the following bands:

	2017 Number of individuals	2016 Number of individuals
RMB0 – RMB1,000,000	—	—
RMB1,000,001 – RMB1,500,000	1	—
RMB1,500,001 – RMB2,000,000	3	5
RMB2,000,001 – RMB2,500,000	1	—

None of these employees received any inducements or compensation for loss of office, or waived any emoluments during the periods presented.

(b)	Senior management remuneration

The emoluments of the Group’s senior management are within the following bands:

	2017 Number of individuals	2016 Number of individuals
RMB0 – RMB1,000,000	19	14
RMB1,000,001 – RMB1,500,000	—	4

198

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

31.	Profit Attributable to Equity Holders of the Company

For the year ended 31 December 2017, the consolidated profit attributable to equity holders of the Company includes a profit of RMB16,855 million which has been dealt with in the stand-alone financial statements of the Company.

For the year ended 31 December 2016, the consolidated profit attributable to equity holders of the Company includes a profit of RMB16,375 million which has been dealt with in the stand-alone financial statements of the Company.

32.	Dividends

Pursuant to a resolution passed at the Board of Directors’ meeting on 28 March 2018, a final dividend of equivalent to HK$0.115 per share totaling approximately RMB7,518 million for the year ended 31 December 2017 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended 31 December 2017.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 23 May 2017, a final dividend of RMB0.093043 (equivalent to HK$0.105) per share totaling RMB7,530 million in respect of the year ended 31 December 2016 was declared and paid on 21 July 2017.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 25 May 2016, a final dividend of RMB0.080182 (equivalent to HK$0.095) per share totaling RMB6,489 million in respect of the year ended 31 December 2015 was declared and paid on 15 July 2016.

33.	Basic Earnings Per Share

The calculation of basic earnings per share for the years ended 31 December 2017 and 2016 is based on the profit attributable to equity holders of the Company of RMB18,617 million and RMB18,018 million respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no potential ordinary shares in existence for the periods presented.

199

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

34.	Commitments and Contingencies

Operating lease commitments

The Group leases business premises and equipment through non-cancellable operating leases, and these operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments nor impose restrictions on dividends, additional debt and/or further leasing.

As at 31 December 2017 and 2016, the Group’s future minimum lease payments under non-cancellable operating leases are as follows:

	2017 RMB millions	2016 RMB millions
Within 1 year	20,680	15,492
Between 1 to 2 years	19,563	14,351
Between 2 to 3 years	16,730	13,704
Between 3 to 4 years	6,631	13,256
Between 4 to 5 years	3,376	1,112
Thereafter	2,786	3,066

Total minimum lease payments	69,766	60,981

Total rental expense in respect of operating leases charged to profit or loss for the year ended 31 December 2017 was RMB25,493 million (2016: RMB21,240 million).

Capital commitments

As at 31 December 2017 and 2016, the Group had capital commitments as follows:

	2017 RMB millions	2016 RMB millions
Contracted for but not provided
– property	346	933
– telecommunications network plant and equipment	10,900	12,807

	11,246	13,740

Contingent liabilities

(a)	The Group was advised by their PRC lawyers that no material contingent liabilities were assumed by the Group.

(b)	As at 31 December 2017 and 2016, the Group did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to other parties, or other forms of contingent liabilities.

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and based on such assessment, believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

200

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

35.	Financial Instruments

Financial assets of the Group include cash and cash equivalents, bank deposits, investments, accounts receivable, prepayments and other receivables. Financial liabilities of the Group include short-term and long-term debt and payable, accounts payable, accrued expenses and other payables. The Group does not hold nor issue financial instruments for trading purposes.

(a)	Fair Value Measurements

Based on IFRS 13, “Fair Value Measurement”, the fair value of each financial instrument is categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1:	fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

•	Level 2:	fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

•	Level 3:	fair values measured using valuation techniques in which any significant input is not based on observable market data

The fair values of the Group’s financial instruments (other than long-term debt and payable and available-for-sale equity investment securities) approximate their carrying amounts due to the short- term maturity of these instruments.

The Group’s available-for-sale listed equity securities are categorised as level 1 financial instruments. As at 31 December 2017, the fair value of the Group’s available-for-sale listed equity securities are RMB969 million (2016: RMB1,369 million) based on quoted market price on PRC stock exchanges. The Group’s long-term investments, other than the available-for-sale listed equity securities, are unlisted equity interests for which no quoted market prices exist and as their fair values cannot be measured reliably, their fair values were not disclosed.

The fair value of long-term debt and payable is estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. The fair value measurement of long-term debt and payable is categorised as level 2. The interest rates used by the Group in estimating the fair values of long-term debt and payable, having considered the foreign currency denomination of the debt, ranged from 1.0% to 4.9% (2016: 1.0% to 4.9%). As at 31 December 2017 and 2016, the carrying amounts and fair value of the Group’s long-term debt and payable were as follows:

	2017		2016
	Carrying amount RMB millions	Fair value RMB millions	Carrying amount RMB millions	Fair value RMB millions
Long-term debt and payable	49,742	48,256	71,646	71,741

During the year, there were no transfers among instruments in level 1, level 2 or level 3.

201

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

35.	Financial Instruments (continued)

(b)	Risks

The Group’s financial instruments are exposed to three main types of risks, namely, credit risk, liquidity risk and market risk (which mainly comprises of interest rate risk and foreign currency exchange rate risk). The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. Risk management is carried out under policies approved by the Board of Directors. The Board provides principles for overall risk management, as well as policies covering specific areas, such as liquidity risk, credit risk, and market risk. The Board regularly reviews these policies and authorises changes if necessary based on operating and market conditions and other relevant risks. The following summarises the qualitative and quantitative disclosures for each of the three main types of risks:

(i)	Credit risk

Credit risk refers to the risk that a counterparty will be unable to pay amounts in full when due. For the Group, this arises mainly from deposits it maintains at financial institutions and credit it provides to customers for the provision of telecommunications services. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large state-owned financial institutions in the PRC with acceptable credit ratings. For accounts receivable, management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. Furthermore, the Group has a diversified base of customers with no single customer contributing more than 10% of revenues for the periods presented. Further details of the quantitative disclosures in respect of the Group’s exposure on credit risk for accounts receivable are set out in Note 13.

(ii)	Liquidity risk

Liquidity risk refers to the risk that funds will not be available to meet liabilities as they fall due, and results from timing and amount mismatches of cash inflow and outflow. The Group manages liquidity risk by maintaining sufficient cash balances and adequate amount of committed banking facilities to meet its funding needs, including working capital, principal and interest payments on debts, dividend payments, capital expenditures and new investments for a set minimum period of between 3 to 6 months.

202

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

35.	Financial Instruments (continued)

(b)	Risks (continued)

(ii)	Liquidity risk (continued)

The following table sets out the remaining contractual maturities at the end of the reporting period of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the end of the reporting period) and the earliest date the Group would be required to repay:

	2017
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions
Short-term debt	54,558	55,682	55,682	—	—	—
Long-term debt	49,742	58,543	2,725	2,716	46,612	6,490
Accounts payable	119,321	119,321	119,321	—	—	—
Accrued expenses and other payables	98,695	98,695	98,695	—	—	—
Finance lease obligations	77	85	56	14	13	2

	322,393	332,326	276,479	2,730	46,625	6,492

	2016
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions
Short-term debt	40,780	41,425	41,425	—	—	—
Long-term debt and payable	71,646	75,126	62,307	1,187	3,601	8,031
Accounts payable, as restated	122,493	122,493	122,493	—	—	—
Accrued expenses and other payables, as restated	91,173	91,173	91,173	—	—	—
Finance lease obligations	102	112	58	20	31	3

	326,194	330,329	317,456	1,207	3,632	8,034

Management believes that the Group’s current cash on hand, expected cash flows from operations and available credit facilities from banks (Note 16) will be sufficient to meet the Group’s working capital requirements and repay its borrowings and obligations when they become due.

203

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

35.	Financial Instruments (continued)

(b)	Risks (continued)

(iii)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term debt and long- term debt and payable. Debts carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk, respectively. The Group manages its exposure to interest rate risk by closely monitoring the change in the market interest rate.

The following table sets out the interest rate profile of the Group’s debt at the end of the reporting period:

	2017		2016
	Effective interest rate %	RMB millions	Effective interest rate %	RMB millions
Fixed rate debt:
Short-term debt	4.0	54,042	3.3	39,854
Long-term debt	3.3	49,742	1.2	9,936

		103,784		49,790
Variable rate debt:
Short-term debt	4.1	516	4.2	926
Deferred consideration due to
China Telecommunications
Corporation (as defined in Note 16)		—	4.1	61,710

		516		62,636
Total debt		104,300		112,426

Fixed rate debt as a percentage of total debt		99.5%		44.3%

As at 31 December 2017, it is estimated that an increase of 100 basis points in interest rate, with all other variables held constant, would decrease the Group’s net profit for the year and retained earnings by approximately RMB4 million (2016: RMB470 million).

The above sensitivity analysis has been prepared on the assumptions that the change of interest rate was applied to the Group’s debt in existence at the end of the reporting period with exposure to cash flow interest rate risk. The analysis is prepared on the same basis for 2016.

204

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

35.	Financial Instruments (continued)

(b)	Risks (continued)

(iv)	Foreign currency exchange rate risk

Foreign currency exchange rate risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s foreign currency risk exposure relates to bank deposits and borrowings denominated primarily in US dollars, Euros and Hong Kong dollars.

Management does not expect the appreciation or depreciation of the Renminbi against foreign currencies will materially affect the Group’s financial position and result of operations because 81.6% (2016: 81.8%) of the Group’s cash and cash equivalents and 99.4% (2016: 99.4%) of the Group’s short-term and long-term debt and payable as at 31 December 2017 are denominated in Renminbi. Details of bank loans denominated in other currencies are set out in Note 16.

36.	Capital Management

The Group’s primary objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide investment returns for shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk and by securing access to finance at a reasonable cost.

Management regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

Management monitors its capital structure on the basis of total debt-to-total assets ratio. For this purpose the Group defines total debt as the sum of short-term debt, long-term debt and payable, and finance lease obligations. As at 31 December 2017, the Group’s total debt-to-total assets ratio was 15.8% (2016: 17.2%), which is within the range of management’s expectation.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

205

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

37.	Reconciliation of Liabilities Arising from Financing Activities

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statement of cash flows as cash flows from financing activities.

	Short-term debt RMB millions	Long-term debt and payable RMB millions	Finance lease obligations RMB millions	Consideration payable in respect of the Eighth Acquisition RMB millions (Note 18)	Consideration payables in respect of the acquisition of non- controlling interests RMB millions (Note 18)	Dividend payable RMB millions	Total RMB millions
Balance as at 1 January 2017	40,780	71,646	102	—	—	—	112,528

Financing cash flows	13,778	(22,191)	(84)	—	(31)	(7,619)	(16,147)
New finance leases	—	—	55	—	—	—	55
Interest expenses	—	295	9	—	—	—	304
Foreign exchange gain	—	(8)	—	—	—	—	(8)
Acquisition of the Eighth Acquired Group	—	—	—	87	—	—	87
Acquisition of non-controlling interests	—	—	—	—	150	—	150
Distribution to non-controlling interests	—	—	—	—	—	89	89
Dividends declared	—	—	—	—	—	7,530	7,530
Others	—	—	(5)	—	—	—	(5)

Balance as at 31 December 2017	54,558	49,742	77	87	119	—	104,583

206

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

38.	Related Party Transactions

(a)	Transactions with China Telecom Group

The Group is a part of companies under China Telecommunications Corporation, a company owned by the PRC government, and has significant transactions and business relationships with members of China Telecom Group.

The principal transactions with China Telecom Group are as follows. These transactions constitute continuing connected transactions under the Listing Rules and the Company has complied with the relevant disclosure requirements under Chapter 14A of the Listing Rules. Further details of these continuing connected transactions are disclosed under the paragraph “Connected Transactions” in the Report of Directors.

	Notes		2017 RMB millions	2016 RMB millions (restated)
Purchases of telecommunications equipment and materials	(i	)	4,248	5,199
Sales of telecommunications equipment and materials	(i	)	3,291	2,786
Construction and engineering services	(ii	)	18,672	18,936
Provision of IT services	(iii	)	642	312
Receiving IT services	(iii	)	1,812	1,597
Receiving community services	(iv	)	3,028	2,871
Receiving ancillary services	(v	)	16,072	13,938
Property lease income	(vi	)	53	36
Property lease expenses	(vi	)	654	559
Net transaction amount of centralised services	(vii	)	727	523
Interconnection revenues	(viii	)	48	60
Interconnection charges	(viii	)	193	232
Internet applications channel services	(ix	)	344	332
Interest on amounts due to and loans from China Telecom Group*	(x	)	2,720	2,928
Lease of CDMA network facilities*	(xi	)	174	154
Lease of inter-provincial transmission optic fibres*	(xii	)	13	16
Lease of land use rights*	(xiii	)	3	6

*	These transactions are conducted on normal commercial terms and are fully exempted from compliance with the reporting, announcement, independent shareholders’ approval and/or annual review requirements either under Rules 14A.76 or 14A.90 of the Listing Rules.

207

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

38.	Related Party Transactions (continued)

(a)	Transactions with China Telecom Group (continued)

Notes:

(i)	Represent the amount of telecommunications equipment and materials purchased from/sold to China Telecom Group and commission paid and payable for procurement services provided by China Telecom Group.

(ii)	Represent construction and engineering as well as design and supervisory services provided by China Telecom Group.

(iii)	Represent IT services provided to and received from China Telecom Group.

(iv)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, health care and other community services.

(v)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.

(vi)	Represent amounts of property lease fee received and receivable from/paid and payable to China Telecom Group for mutual leasing of properties.

(vii)	Represent net amount shared between the Company and China Telecom Group for costs associated with centralised services. The amount represents amounts received or receivable for the net amount of centralised services.

(viii)	Represent amounts received and receivable from/paid and payable to China Telecom Group for interconnection of local and domestic long distance calls.

(ix)	Represent amounts received and receivable from China Telecom Group in respect of Internet applications channel services, including the provision of telecommunications channel and applications support platform and billing and deduction services, etc.

(x)	Represent interest paid and payable to China Telecom Group with respect to the amounts due to China Telecom Group and loans from China Telecom Group (Note 16).

(xi)	Represent amounts paid and payable to China Telecom Group primarily for lease of certain CDMA mobile telecommunications network (“CDMA network”) facilities located in Xizang Autonomous Region.

(xii)	Represent amounts paid and payable to China Telecom Group for lease of certain inter-provincial transmission optic fibres within its service regions.

(xiii)	Represent amounts paid and payable to China Telecom Group for leases of land use rights.

208

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

38.	Related Party Transactions (continued)

(a)	Transactions with China Telecom Group (continued)

Amounts due from/to China Telecom Group are summarised as follows:

	2017 RMB millions	2016 RMB millions (restated)
Accounts receivable	1,502	966
Prepayments and other current assets	774	798

Total amounts due from China Telecom Group	2,276	1,764

Accounts payable	22,682	21,331
Accrued expenses and other payables	1,838	1,813
Short-term debt	19,098	5,271
Long-term debt and payable	40,000	61,710

Total amounts due to China Telecom Group	83,618	90,125

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt and payable, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms and conditions associated with short-term debt and long-term debt and payable due to China Telecom Group are set out in Note 16.

As at 31 December 2017 and 2016, no material allowance for doubtful debts was recognised in respect of amounts due from China Telecom Group.

209

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

38.	Related Party Transactions (continued)

(b)	Transactions with China Tower

The principal transactions with China Tower are as follows:

	Notes		2017 RMB millions	2016 RMB millions
Tower Assets lease fee	(i	)	15,389	11,657
Provision of IT services	(ii	)	49	12

Notes:

(i)	Represent amounts paid and payable to China Tower for the lease of the Tower Assets.

The Company and China Tower entered into an agreement on 8 July 2016 and a supplemental agreement on 1 February 2018 to confirm the pricing and related arrangements in relation to the leases of the Tower Assets.

(ii)	Represent IT services provided to China Tower.

Amounts due from/to China Tower are summarised as follows:

	2017 RMB millions	2016 RMB millions
Accounts receivable	5	10
Prepayments and other current assets	2,152	2,278

Total amounts due from China Tower	2,157	2,288

Accounts payable	2,611	3,697
Accrued expenses and other payables	1,374	807

Total amounts due to China Tower	3,985	4,504

Amounts due from/to China Tower bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties.

As at 31 December 2017 and 2016, no material allowance for doubtful debts was recognised in respect of amounts due from China Tower.

210

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

38.	Related Party Transactions (continued)

(c)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarised as follows:

	2017 RMB thousands	2016 RMB thousands
Short-term employee benefits	7,804	9,886
Post-employment benefits	816	801

	8,620	10,687

The above remuneration is included in personnel expenses.

(d)	Contributions to post-employment benefit plans

The Group participates in various defined contribution post-employment benefit plans organised by municipal, autonomous regional and provincial governments for its employees. Further details of the Group’s post-employment benefit plans are disclosed in Note 40.

(e)	Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the People’s Republic of China through government authorities, agencies, affiliations and other organisations (collectively referred to as “government-related entities”).

Apart from transactions with parent company and its fellow subsidiaries (Note 38(a)), the Group has transactions that are collectively but not individually significant with other government-related entities, which include but not limited to the following:

•	rendering and receiving services, including but not limited to telecommunications services

•	sales and purchases of goods, properties and other assets

•	lease of assets

•	depositing and borrowing

•	use of public utilities

211

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

38.	Related Party Transactions (continued)

(e)	Transactions with other government-related entities in the PRC (continued)

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not government-related. The Group prices its telecommunications services and products based on government-regulated tariff rates, where applicable, or based on commercial negotiations. The Group has also established procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not.

The directors of the Company believe the above information provides appropriate disclosure of related party transactions.

39.	Information about the Statement of Financial Position of the Company

	Note	31 December 2017 RMB millions	31 December 2016 RMB millions
ASSETS
Non-current assets
Property, plant and equipment, net		403,228	386,589
Construction in progress		72,157	79,438
Lease prepayments		22,249	22,941
Goodwill		29,877	29,877
Intangible assets		11,220	10,143
Investments in subsidiaries	8	6,424	6,119
Interests in associates		35,546	34,401
Investments		996	1,396
Deferred tax assets		5,050	4,564
Other assets		3,205	2,915

Total non-current assets		589,952	578,383
Current assets
Inventories		1,508	1,568
Income tax recoverable		644	29
Accounts receivable, net		21,219	21,374
Prepayments and other current assets		15,996	13,882
Short-term bank deposits		1,054	50
Cash and cash equivalents		8,199	13,327

Total current assets		48,620	50,230

Total assets		638,572	628,613

212

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

39.	Information about the Statement of Financial Position of the Company (continued)

	Note	31 December 2017 RMB millions	31 December 2016 RMB millions
LIABILITIES AND EQUITY
Current liabilities
Short-term debt		57,482	40,579
Current portion of long-term debt and payable		1,146	62,276
Accounts payable		116,035	117,878
Accrued expenses and other payables		88,304	82,593
Income tax payable		21	805
Current portion of finance lease obligations		51	52
Current portion of deferred revenues		1,061	1,083

Total current liabilities		264,100	305,266

Net current liabilities		(215,480)	(255,036)

Total assets less current liabilities		374,472	323,347
Non-current liabilities
Long-term debt		48,596	9,353
Finance lease obligations		26	50
Deferred revenues		1,828	2,303
Deferred tax liabilities		7,781	4,488
Other non-current liabilities		607	549

Total non-current liabilities		58,838	16,743

Total liabilities		322,938	322,009

Equity
Share capital		80,932	80,932
Reserves	21	234,702	225,672

Total equity		315,634	306,604

Total liabilities and equity		638,572	628,613

213

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

40.	Post-Employment Benefits Plans

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal, autonomous regional and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 13% to 20% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. Other than the above, the Group also participates in supplementary defined contribution retirement plans managed by independent external parties whereby the Group is required to make contributions to the retirement plans at fixed rates of the employees’ salaries, bonuses and certain allowances. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above.

The Group’s contributions for the above plans for the year ended 31 December 2017 were RMB6,884 million (2016: RMB6,656 million).

The amount payable for contributions to the above defined contribution retirement plans as at 31 December 2017 was RMB569 million (2016: RMB597 million).

41.	Stock Appreciation Rights

The Group implemented a stock appreciation rights plan for members of its management to provide incentives to these employees. Under this plan, stock appreciation rights are granted in units with each unit representing one H share. No shares will be issued under the stock appreciation rights plan. Upon exercise of the stock appreciation rights, a recipient will receive, subject to any applicable withholding tax, a cash payment in RMB, translated from the Hong Kong dollar amount equal to the product of the number of stock appreciation rights exercised and the difference between the exercise price and market price of the Company’s H shares at the date of exercise based on the applicable exchange rate between RMB and Hong Kong dollar at the date of the exercise. The Company recognises compensation expense of the stock appreciation rights over the applicable vesting period.

In 2012, the Company approved the granting of 916.7 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights had an exercise price of HK$4.76 per unit. A recipient of stock appreciation rights may exercise the rights in stages commencing November 2013. As at November 2014, 2015 and 2016, the total number of stock appreciation rights exercisable may not in aggregate exceed 33.3%, 66.7% and 100%, respectively, of the total stock appreciation rights granted to such person.

All stock appreciation rights granted by the Company in 2012 expired in 2016. During the year ended 31 December 2016, no stock appreciation right units were exercised. For the year ended 31 December 2016, compensation expense of RMB152 million was reversed by the Group in respect of stock appreciation rights as a result of the expiration of the stock appreciation right units granted by the Company in 2012.

As at 31 December 2017 and 2016, no liability arising from stock appreciation rights was assumed by the Company.

214

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

42.	Accounting Estimates and Judgments

The Group’s financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. Management bases the assumptions and estimates on historical experience and on other factors that the management believes to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of significant accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the consolidated financial statements. The significant accounting policies are set forth in Note 2. Management believes the following significant accounting policies involve the most significant judgments and estimates used in the preparation of the consolidated financial statements.

Allowance for doubtful debts

Management estimates an allowance for doubtful debts resulting from the inability of the customers to make the required payments. Management bases its estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs might be higher than expected and could significantly affect the results of future periods.

Impairment of goodwill and long-lived assets

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss would be recognised in accordance with accounting policy for impairment of long-lived assets as described in Note 2(n). The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, intangible assets with finite useful lives and construction in progress are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at the end of each reporting period. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and fair value less costs of disposal. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash- generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. It is difficult to precisely estimate fair value of the Group’s long-lived assets because quoted market prices for such assets may not be readily available. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value, which requires significant judgment relating to level of revenue, amount of operating costs and applicable discount rate. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and amount of operating costs.

215

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

42.	Accounting Estimates and Judgments (continued)

Impairment of goodwill and long-lived assets (continued)

For the year ended 31 December 2017, provision for impairment loss of RMB10 million was made against the carrying value of long-lived assets (2016: RMB62 million). In determining the recoverable amount of these equipment, significant judgments were required in estimating future cash flows, level of revenue, amount of operating costs and applicable discount rate.

Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods.

Depreciation and amortisation

Property, plant and equipment and intangible assets with finite useful lives are depreciated and amortised on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. Management reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation and amortisation expense to be recorded during any reporting period. The useful lives and residual values are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation and amortisation expense for future periods is adjusted if there are significant changes from previous estimates.

Classification of lease arrangement with China Tower

The Company and China Tower entered into a lease arrangement regarding the leases of Tower Assets on 8 July 2016 and a supplemental agreement on 1 February 2018. Management evaluated the detailed clauses of the leases agreement and determined such lease arrangements as operating leases according to the accounting policies disclosed in Note 2(m) and based on the following judgments: (i) the Company does not expect any transfer of ownership of Tower Assets from China Tower by the end of the lease term; (ii) the Company considered the current lease term of 5 years does not account for the major part of the economic lives of Tower Assets; (iii) the present value of minimum lease payment at the inception of the lease does not substantially account for all of the fair value of the Tower Assets; and (iv) Tower Assets are compatible with all telecommunications operators, and therefore are not of specialised nature that only the Company can use them without major modifications.

216

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

43.	Possible Impact of Amendments to Standards, New Standards and Interpretations Issued but not yet Effective for the Annual Accounting Period ended 31 December 2017

Up to the date of issue of the consolidated financial statements, the IASB has issued the following amendments to standards, new standards and interpretations which are not yet effective and not early adopted for the annual accounting period ended 31 December 2017:

Effective for accounting period beginning on or after
IFRS 9, “Financial Instruments”	1 January 2018
IFRS 15, “Revenue from Contracts with Customers” and the related Amendments	1 January 2018
IFRIC 22, “Foreign Currency Transactions and Advance Consideration”	1 January 2018
Amendments to IFRS 2, “Classification and Measurement of Share-based Payment Transactions”	1 January 2018
Amendments to IFRS 4, “Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts”	1 January 2018
Amendments to IAS 40, “Transfers of Investment Property”	1 January 2018
Amendments to IAS 28 as part of the “Annual Improvements to IFRS Standards 2014-2016 Cycle”	1 January 2018
IFRS 16, “Leases”	1 January 2019
IFRIC 23, “Uncertainty over Income Tax Treatments”	1 January 2019
Amendments to IFRS 9, “Prepayment Features with Negative Compensation”	1 January 2019
Amendments to IAS 28, “Long-term Interests in Associates and Joint Ventures”	1 January 2019
Amendments to IFRSs, “Annual Improvements to IFRS Standards 2015-2017 Cycle”	1 January 2019
Amendments to IAS 19, “Plan Amendment, Curtailment or Settlement”	1 January 2019
IFRS 17, “Insurance Contracts”	1 January 2021
Amendments to IFRS 10 and IAS 28, “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	A date to be determined

The Group is in the process of making an assessment of the impact that will result from adopting the amendments to standards, new standards and interpretations issued by the IASB which are not yet effective for the accounting period ended on 31 December 2017. Except for IFRS 9 “Financial Instruments”, IFRS 15, “Revenue from Contracts with Customers” and IFRS 16, “Leases”, so far the Group believes that the adoption of these amendments to standards, new standards and interpretations is unlikely to have a significant impact on its financial position and the results of operations.

IFRS 9 “Financial Instruments”

IFRS 9 introduces new requirements for the classification and measurement of financial assets, financial liabilities, general hedge accounting and impairment requirements for financial assets.

217

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

43.	Possible Impact of Amendments to Standards, New Standards and Interpretations Issued but not yet Effective for the Annual Accounting Period ended 31 December 2017 (continued)

IFRS 9 “Financial Instruments” (continued)

Key requirements of IFRS 9 which are relevant to the Group are:

•	IFRS 9 contains three classification categories for financial assets: measured at (1) amortised cost, (2) fair value through profit or loss (“FVTPL”), and (3) fair value through other comprehensive income (“FVTOCI”). Specifically:

•	Debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual terms that give rise on specific dates to cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortised cost at the end of subsequent accounting periods. Debt investments that are held within a business model whose objective is achieved both collecting contractual cash flows and selling financial assets, and that have contractual terms that give rise on specific dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are generally measured at FVTOCI. Other debt investments are measured at FVTPL.

•	For equity securities, the classification is FVTPL regardless of the entity’s business model. However, entities may make an irrecoverable election to present subsequent changes in the fair value of an equity investments (that is not held for trading) in other comprehensive income, with only dividend income generally recognised in profit or loss.

•	In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39, “Financial Instruments: Recognition and Measurement”. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognised.

Based on the Group’s financial instruments and risk management policies as at 31 December 2017, the directors of the Company anticipate the following potential impact on initial application of IFRS 9:

Classification and measurement

Listed equity securities classified as available-for-sale investments carried at fair value as disclosed in Note 10: these securities qualified for designation as measured at FVTOCI under IFRS 9, however, the fair value gains accumulated in other reserves amounting to RMB674 million as at 1 January 2018 will no longer be subsequently reclassified to profit or loss under IFRS 9, which is different from the current treatment. This will affect the amounts recognised in the Group’s profit or loss and other comprehensive income in the future, but will not affect total comprehensive income;

Equity securities classified as available-for-sale investments carried at cost less impairment as disclosed in Note 10: these securities qualified for designation as measured at FVTOCI under IFRS 9 and the Group will measure these securities at fair value at the end of subsequent reporting periods with fair value gains or losses to be recognised as other comprehensive income and accumulated in other reserves. The directors of the Company anticipate that the remeasurement of these securities will not have significant impact on the Group’s consolidated financial statements; and

Other financial assets and financial liabilities will continue to be measured on the same bases as are currently measured under IAS 39.

218

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

43.	Possible Impact of Amendments to Standards, New Standards and Interpretations Issued but not yet Effective for the Annual Accounting Period ended 31 December 2017 (continued)

IFRS 9 “Financial Instruments” (continued)

Impairment

In general, the directors of the Company anticipate that the application of the expected credit loss model of IFRS 9 will result in earlier recognition of credit losses which are not yet incurred in relation to the Group’s financial assets measured at amortised costs and other items that subject to the impairment provisions upon application of IFRS 9 by the Group.

Based on the assessment by the directors of the Company, if the expected credit loss model were to be applied by the Group, the accumulated amount of impairment loss to be recognised by the Group as at 1 January 2018 would be slightly increased as compared to the accumulated amount recognised under IAS 39 mainly attributable to expected credit losses provision on accounts receivable. Such further impairment recognised under expected credit loss model would reduce the opening retained earnings and increase the deferred tax assets as at 1 January 2018.

IFRS 15, “Revenue from Contracts with Customers”

IFRS 15 establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18, “Revenue”, IAS 11, “Construction Contracts” and the related interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity should recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. Specifically, the standard introduces a 5-step approach to revenue recognition:

•	Step 1: Identify the contract(s) with a customer

•	Step 2: Identify the performance obligations in the contract

•	Step 3: Determine the transaction price

•	Step 4: Allocate the transaction price to the performance obligations in the contract

•	Step 5: Recognise revenue when (or as) the entity satisfies a performance obligation

Under IFRS 15, an entity recognises revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer.

Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

In April 2016, the IASB issued Clarifications to IFRS 15 in relation to the identification of performance obligations, principal versus agent considerations, as well as licensing application guidance.

219

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

43.	Possible Impact of Amendments to Standards, New Standards and Interpretations Issued but not yet Effective for the Annual Accounting Period ended 31 December 2017 (continued)

IFRS 15, “Revenue from Contracts with Customers” (continued)

The directors of the Company have assessed the impact on application of IFRS 15 to the Group’s consolidated financial statements as follows:

•	Consideration payable to a customer will be accounted for as a reduction of the transaction price and, therefore, of revenue unless the payment to the customer is in exchange for a distinct good or service that the customer transfers to the entity and the fair value of the good or service received from the customer can be reasonably estimated. The directors of the Company have assessed that certain subsidies payable to third party agent incurred in respect of customer contracts, which will be ultimately enjoyed by end customers, may be qualified as consideration payable to customers under IFRS 15 and accounted for as a reduction of operating revenues. Such costs are generally expensed as incurred before the application of IFRS 15.

•	The sales of terminal equipment and the provision of telecommunications services represent separate performance obligations from the Company’s sales of the promotional packages. Before the application of IFRS 15, the total contract consideration of a promotional package is allocated to revenues generated from the provision of telecommunications services and the sales of terminal equipment using the residual method as illustrated in Note 2(o), which is no longer applicable under IFRS 15. IFRS 15 requires entities to allocate the transaction price to each performance obligation in the contract on a relative stand-alone selling price basis. The primary impact on revenue recognition will be that when the Company sells promotional packages, which involve the bundled sales of terminal equipment, to customers, revenue allocated to terminal equipment and recognised at contract inception, when control of the terminal equipment typically passes from the Company to the customer, will increase and revenue subsequently recognised as telecommunications services are delivered during the contract period will reduce.

•	Certain incremental costs incurred in acquiring a contract with a customer will be deferred on the consolidated statement of financial position and amortised as revenue is recognised under the related contract. The directors of the Company have assessed that certain commissions incurred in obtaining customer contracts that payable to third party agents may be qualified as incremental costs under IFRS 15 and will be deferred on the consolidated statement of financial position and recognised as an expense when related revenue is recognised under the contract. Such costs are generally expensed as incurred before the application of IFRS 15.

The combined impact of the changes is expected to increase the gross profit recorded at inception on many customer contracts; in such cases, this will typically reduce the gross profit reported during the remainder of the contract term; however, these timing differences will not impact the total gross profit reported for a customer contract over the contract term.

Under the limited retrospective method, the Group applied the requirements to the open contracts existed at 1 January 2018, resulting in an increase to the opening retained earnings for 2018 ranging from approximately RMB3,500 million to RMB4,000 million for the cumulative effect of the change.

In addition, the application of IFRS 15 in the future may result in more disclosures in the consolidated financial statements.

220

Notes to the Consolidated Financial Statements

for the year ended 31 December 2017

43.	Possible Impact of Amendments to Standards, New Standards and Interpretations Issued but not yet Effective for the Annual Accounting Period ended 31 December 2017 (continued)

IFRS 16, “Leases”

IFRS 16 introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees. IFRS 16 will supersede IAS 17, “Leases” and the related interpretations when it becomes effective.

IFRS 16 distinguishes lease and service contracts on the basis of whether an identified asset is controlled by a customer. Distinctions of operating leases and finance leases are removed for lessee accounting, and is replaced by a model where a right-of-use asset and a corresponding liability have to be recognised for all leases by lessees, except for short-term leases and leases of low value assets.

The right-of-use asset is initially measured at cost and subsequently measured at cost (subject to certain exceptions) less accumulated depreciation and impairment losses, adjusted for any remeasurement of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at that date. Subsequently, the lease liability is adjusted for interest and lease payments, as well as the impact of lease modifications, amongst others. Under the IFRS 16, lease payments in relation to lease liability will be allocated into a principal and an interest portion which will be presented as financing and operating cash flows, respectively, by the Group.

In contrast to lessee accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, and continues to require a lessor to classify a lease either as an operating lease or a finance lease.

Furthermore, extensive disclosures are required by IFRS 16.

The directors of the Company are in the process of making an assessment of the impact that will result from adopting IFRS 16. A preliminary assessment indicates that the Group will recognise a right-of-use asset and a corresponding liability in respect of all the operating leases unless they qualify for low value or short-term leases upon the application of IFRS 16. In addition, the application of new requirements may result in changes in measurement, presentation and disclosure as indicated above. However, it is not practicable to provide a reasonable estimate of the financial effect until the directors of the Company complete a detailed review.

44.	Parent and Ultimate Holding Company

The parent and ultimate holding company of the Company as at 31 December 2017 is China Telecommunications Corporation, a state-owned enterprise established in the PRC.

221

Financial Summary

(Amounts in millions, except per share data)

		Year ended 31 December
	2017 RMB	2016 RMB (restated)	2015 RMB (restated)	2014 RMB (restated)	2013 RMB (restated)
Results of operation
Voice	61,678	70,185	78,661	88,319	96,904
Internet	172,554	150,449	126,665	112,556	99,441
Telecommunications network resource services and lease of network equipment	19,125	17,781	17,635	17,332	17,586
Information and application services and others	112,872	114,119	108,556	106,548	107,886

Operating revenues	366,229	352,534	331,517	324,755	321,817
Depreciation and amortisation	74,951	67,942	67,666	66,348	69,086
Network operations and support	103,969	94,156	81,433	68,885	53,236
Selling, general and administrative	58,434	56,426	54,480	62,753	70,455
Personnel expenses	56,043	54,504	52,586	50,698	46,766
Other operating expenses	45,612	52,286	48,905	47,555	54,806

Operating expenses	339,009	325,314	305,070	296,239	294,349
Operating profit	27,220	27,220	26,447	28,516	27,468
Gain from Tower Assets Disposal	—	—	5,214	—	—
Net finance costs	(3,291)	(3,235)	(4,273)	(5,291)	(5,153)
Investment income	147	40	8	6	670
Share of profits/(losses) of associates	877	91	(698)	34	103

Profit before taxation	24,953	24,116	26,698	23,265	23,088
Income tax	(6,192)	(5,993)	(6,552)	(5,498)	(5,422)

Profit for the year	18,761	18,123	20,146	17,767	17,666

Other comprehensive income for the year
Items that may be reclassified subsequently to profit or loss:
Change in fair value of available-for-sale equity securities	(400)	(228)	652	(54)	414
Deferred tax on change in fair value of available-for-sale equity securities	100	57	(163)	14	(104)
Exchange difference on translation of financial statements of subsidiaries outside mainland China	(259)	190	129	3	(79)
Share of other comprehensive income of associates	7	6	3	(3)	5

Other comprehensive income for the year, net of tax	(552)	25	621	(40)	236

Total comprehensive income for the year	18,209	18,148	20,767	17,727	17,902

Profit attributable to
Equity holders of the Company	18,617	18,018	20,058	17,688	17,545
Non-controlling interests	144	105	88	79	121

Profit for the year	18,761	18,123	20,146	17,767	17,666

Total comprehensive income attributable to
Equity holders of the Company	18,065	18,043	20,679	17,648	17,781
Non-controlling interests	144	105	88	79	121

Total comprehensive income for the year	18,209	18,148	20,767	17,727	17,902

Basic earnings per share	0.23	0.22	0.25	0.22	0.22

222

Financial Summary

(Amounts in millions, except per share data)

		As at 31 December of the year
	2017 RMB	2016 RMB	2015 RMB	2014 RMB	2013 RMB
		(restated)	(restated)	(restated)	(restated)
Financial condition
Property, plant and equipment, net	406,257	389,671	374,004	372,898	374,354
Construction in progress	73,106	80,386	69,107	53,183	44,169
Other non-current assets	110,281	108,367	108,369	75,674	71,958
Cash and bank deposits	22,510	27,948	34,388	21,815	18,357
Other current assets	49,040	46,186	43,879	37,967	34,576

Total assets	661,194	652,558	629,747	561,537	543,414

Current liabilities	275,408	319,133	256,074	206,553	200,246
Non-current liabilities	59,089	17,077	68,883	64,841	64,477

Total liabilities	334,497	336,210	324,957	271,394	264,723

Total equity attributable to equity holders of the Company	325,867	315,377	303,823	289,218	277,768
Non-controlling interests	830	971	967	925	923

Total equity	326,697	316,348	304,790	290,143	278,691

Total liabilities and equity	661,194	652,558	629,747	561,537	543,414

223

Shareholder Information

Share Information

Share Listing

China Telecom Corporation Limited’s H shares were listed on The Stock Exchange of Hong Kong Limited on 15 November 2002 and New York Stock Exchange as American Depositary Shares (ADSs) on 14 November 2002. ADSs are issued by The Bank of New York Mellon. Each ADS traded in the United States represents 100 ordinary H shares.

Stock Code The Stock Exchange of Hong Kong Limited	728
New York Stock Exchange	CHA

Share Price Performance

	HK$ per H Share			US$ per ADS
2017 Share Price	High	Low	Close	High	Low	Close
	4.20	3.53	3.72	53.78	45.90	47.47

Number of issued shares: (as at 31 December 2017)         80,932,368,321

Market capitalisation: (as at 31 December 2017)               HK$301.1 billion

Share price performance of China Telecom on The Stock Exchange of Hong Kong Limited versus Hang Seng Index (HSI) and MSCI World Telecom Service Sector Index (MSCI) from IPO on 15 November 2002 to 31 December 2017.

224

Shareholder Information

Distribution of Shares and Shareholdings

The share capital of the Company as at 31 December 2017 was RMB80,932,368,321, divided into 80,932,368,321 shares of RMB1.00 each. As at 31 December 2017, the share capital of the Company comprised:

	Number of Shares	Percentage of the Total Number of Shares (%)
Total Number of Domestic Shares:	67,054,958,321	82.85
Domestic shares held by:
China Telecommunications Corporation	57,377,053,317	70.89
Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	6.94
Zhejiang Financial Development Company	2,137,473,626	2.64
Fujian Investment & Development Group Co., Ltd.	969,317,182	1.20
Jiangsu Guoxin Investment Group Co., Ltd.	957,031,543	1.18

Total Number of H Shares (including ADSs):	13,877,410,000	17.15

Total	80,932,368,321	100.00

Major Shareholders of H Shares

The following table shows the major shareholders that exercised or controlled the exercise of 5% or above of H shares as at 31 December 2017:

Name of Shareholder	Number of Shares	Percentage of the Total Number of H Shares in Issue (%)
JPMorgan Chase & Co.	1,478,119,112	10.65
BlackRock, Inc.	1,136,913,398	8.19
Templeton Global Advisors Limited	843,979,255	6.08
GIC Private Limited	838,531,200	6.04
The Bank of New York Mellon Corporation	820,241,575	5.91

225

Shareholder Information

Dividend History

Financial Year	Ex-Dividend Date	Shareholder Approval Date	Payment Date	Dividend per Share (HK$)
2002 Final	16 May 2003	20 June 2003	10 July 2003	0.00837*
2003 Final	1 April 2004	3 May 2004	20 May 2004	0.065
2004 Final	21 April 2005	25 May 2005	23 June 2005	0.065
2005 Final	20 April 2006	23 May 2006	15 June 2006	0.075
2006 Final	26 April 2007	29 May 2007	15 June 2007	0.085
2007 Final	28 April 2008	30 May 2008	16 June 2008	0.085
2008 Final	23 April 2009	26 May 2009	30 June 2009	0.085
2009 Final	22 April 2010	25 May 2010	30 June 2010	0.085
2010 Final	18 April 2011	20 May 2011	30 June 2011	0.085
2011 Final	5 June 2012	30 May 2012	20 July 2012	0.085
2012 Final	4 June 2013	29 May 2013	19 July 2013	0.085
2013 Final	4 June 2014	29 May 2014	18 July 2014	0.095
2014 Final	1 June 2015	27 May 2015	17 July 2015	0.095
2015 Final	30 May 2016	25 May 2016	15 July 2016	0.095
2016 Final	26 May 2017	23 May 2017	21 July 2017	0.105
2017 Final	31 May 2018	28 May 2018	27 July 2018	0.115**

*	On the basis of HK$0.065 per share, pro-rated based on the number of days the Company’s shares have been listed during the year of 2002.
**	The dividend proposal is subject to shareholders’ approval at the Annual General Meeting to be held on 28 May 2018.

Annual Reports

Our annual reports in both English and Chinese are now available through the Internet at http://www.chinatelecom-h.com. The Company will file an annual report in Form 20-F for the year 2017 with the United States Securities and Exchange Commission by 30 April 2018.

2017 Annual Report Survey

Annual Report is a key communication channel between shareholders and the Company. Last year, we received around 100 questionnaires of “Your Views on Annual Report 2016”. Each of these responses benefited us in enhancing and further improving our annual reports. We are deeply indebted to the respondents for their constructive responses. In accordance with our commitment, we have to donate HK$50 for each questionnaire received. In this regard, we have donated a sum of HK$10,000 to the charitable organisation, WWF. In addition, we have already implemented the suggestion of allowing shareholders to choose means of receipt and language of corporate communication to enhance environmental protection and cost savings.

We value and are eager to keep hearing your comments on our annual report for our further improvement in the future. It is highly appreciated if you could spare your precious time to complete the questionnaire of “Your Views on Annual Report 2017”, as attached in this annual report, and return it by post or fax to us at +852 2877 0988. You can also fill in the electronic form at our website, www.chinatelecom-h.com.

226

Shareholder Information

Annual General Meeting

To be held at 11:00 a.m. on 28 May 2018 in InterContinental Hong Kong.

Registered office

Address:	31 Jinrong Street
Xicheng District
Beijing
PRC 100033
Tel:	86 10 5850 1800
Fax:	86 10 6601 0728

Any enquiries relating to the strategic development or operations of China Telecom Corporation Limited, please contact the Investor Relations Department:

Investor Relations Department

Tel:	852 2877 9777
IR Enquiry:	852 2582 0388
Fax:	852 2877 0988
Email:	ir@chinatelecom-h.com

Any enquiries relating to your shareholding, for example transfers of shares, change of name or address, loss of share certificates, please contact the H share registrar:

H share registrar

Computershare Hong Kong Investor Services Limited

Address:	Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong
Tel:	852 2862 8555
Fax:	852 2865 0990
Email:	hkinfo@computershare.com.hk

227

Shareholder Information

Any enquiries relating to ADSs, please contact the depositary:

ADS depositary

The Bank of New York Mellon

Address:	Shareowner Services
P.O. Box 30170
College Station
TX 77842-3170
Tel:	1-888-269-2377 (toll free in USA)
1-201-680-6825 (international)
Email:	shrrelations@cpushareownerservices.com

228

Corporate Culture

Corporate Mission

Let the customers fully enjoy a new information life

Strategic Goal

Be a leading integrated intelligent information services operator

Core Value

Comprehensive innovation, pursuing truth and pragmatism, respecting people and creating value all together

Operation Philosophy

Pursue mutual growth of corporate value and customer value

Service Philosophy

Customer First Service Foremost

Code of Corporate Practice

Keep promise and provide excellent service for customers

Cooperate honestly and seek win-win result in joint innovation

Operate prudently and enhance corporate value continuously

Manage precisely and allocate resources scientifically

Care the staff and tap their potential to the full

Reward the society and be a responsible corporate citizen

Corporate Slogan

Connecting the World

China Telecom Corporation Limited

31 Jinrong Street, Xicheng District, Beijing, PRC, 100033

www.chinatelecom-h.com

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of China Telecom Corporation Limited (the “Company”) for the year 2017 will be held at 11:00 a.m. on 28 May 2018 at the Ballroom, InterContinental Hong Kong, 18 Salisbury Road, Kowloon, Hong Kong for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1.	THAT the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditor for the year ended 31 December 2017 be considered and approved, and the Board of Directors be authorised to prepare the budget of the Company for the year 2018.

2.	THAT the profit distribution proposal and the declaration and payment of a final dividend for the year ended 31 December 2017 be considered and approved.

3.	THAT the re-appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the international auditor and domestic auditor of the Company respectively for the year ending on 31 December 2018 be considered and approved, and the Board be authorised to fix the remuneration of the auditors.

and to consider and approve other businesses (if any).

And as special business, to consider and, if thought fit, pass the following as special resolutions:

SPECIAL RESOLUTIONS

4.	THAT the articles of association of the Company (the “Articles of Association”) be and are hereby amended as follows:

4.1	Delete the content of Article 14 of the Articles of Association and replace it with the following:

“Article 14 The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

Basic telecommunications businesses include:

Engage in second generation 800MHz CDMA digital cellular mobile communications business, third generation CDMA2000 digital cellular mobile communications business, the LTE/4G digital cellular mobile communications business (TD-LTE/LTE FDD), satellite mobile communications business, satellite fixed communications business (limited to satellite international dedicated line services), satellite transponders rental and sales business in the People’s Republic of China.

Engage in local fixed communications business (including local wireless ring circuit business), domestic fixed long-distance communications business, international fixed long-distance communications business, Internet international data transmission business, Internet domestic data transmission business, Internet local data transmission business, international data communications business, public telegraph and subscriber telegraph business, 26GHz wireless access facilities services business, and domestic communications facilities services business in the 21 provinces, municipalities and autonomous regions of Beijing, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Hubei, Hunan, Guangdong, Guangxi, Hainan, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang.

Engage in 3.5GHz wireless access facilities services business in Nanjing, Hefei, Kunming, Hubei, Hunan, Hainan, Sichuan, Guizhou and Gansu.

Value-added telecommunications businesses include:

Engage in domestic fixed data transmission business, Customer Premises Network (CPN) business, network hosting business (by reference to value-added telecommunications business management) under Type 2 basic telecommunications businesses, domestic Internet virtual private network business, Internet access services business under Type 1 value-added telecommunications businesses, online data processing and transaction processing business, storage and forwarding business, domestic call centre business, information services business and wireless data transmission business under Type 2 value-added telecommunications businesses in the 21 provinces, municipalities and autonomous regions of Beijing, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Hubei, Hunan, Guangdong, Guangxi, Hainan, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang; engage in information services business (limited to mobile information services) under Type 2 value-added telecommunications businesses in the 10 provinces, municipalities and autonomous regions of Tianjin, Hebei, Shanxi, Inner Mongolia, Liaoning, Jilin, Heilongjiang, Shandong, Henan and Tibet, engage in domestic Very Small Aperture Terminal communications business (by reference to value-added telecommunications business management) under Type 2 basic telecommunications businesses, Internet data centre business and content distribution network business under Type 1 value-added telecommunications businesses in the People’s Republic of China.

IPTV transmission services: provide signal transmission and the relevant technical support between the IPTV integrated broadcast and control platforms and TV user terminals; the transmission network is built upon the fixed telecommunications network (including the Internet) to set up networks which are exclusive for the transmission of IPTV signals; the IPTV transmission services are conducted in defined territories.

Internet mapping services.

Engage in music entertainment products, gaming products (including the issuance of online game virtual currency), drama performances (programs), shows, and animation products through information network; and undertake the exhibitions and competition campaigns in relation to the network culture products.

General businesses include:

Engage in system integration, technology development, technical services, technology consulting, information consulting, the manufacture, sale, installation, design and construction of equipment, computer hardware and software in connection with communications and information businesses; leasing of properties, leasing of communications facilities; design, construction and repair of safety technologies and security systems; advertising.”

4.2	Authorise any Director of the Company to undertake actions in his opinion as necessary or appropriate, so as to complete the approval and/or registration or filing of the aforementioned amendments to the Articles of Association.

5.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the granting of a general mandate to the Board of the Company to issue debentures:

5.1	THAT the granting of a general mandate to the Board to issue debentures denominated in local or foreign currencies, in one or more tranches in the PRC and overseas, including but not limited to, super short-term commercial papers, short-term commercial papers, medium term notes, perpetual bonds, company bonds, convertible bonds, private placement notes, asset securitisation products and asset-backed notes (the “Debentures”), from the date of this meeting until the date on which the annual general meeting of the Company for the year 2018 is held, with a maximum aggregate outstanding repayment amount of up to RMB90 billion be and is hereby approved.

5.2	THAT the Board or any two or more directors of the Company (the “Directors”) duly authorised by the Board, taking into account the specific needs of the Company and market conditions, be and are hereby generally and unconditionally authorised to:

(a)	determine the specific terms and conditions of, and other matters relating to, the issue of debentures, including but not limited to, the determination of the type, amount, interest rate, term, rating, security, any repurchase or redemption provisions, any placing arrangements to shareholders, any options to adjust the nominal interest rates, the use of proceeds, the application of the quota of unissued company bonds to the issuance of other Debentures, as well as matters including securing approvals, engaging professional advisors, disseminating relevant application documents to the regulatory authorities, obtaining approvals from the regulatory authorities, executing all requisite legal documentation relating to the issue as requested by the regulatory authorities and making relevant disclosure;

(b)	do all such acts which are necessary and incidental to the issue of debentures (including, but not limited to, the securing of approvals, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities); and

(c)	take all such steps which are necessary for the purposes of executing the issue of debentures (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws) and to the extent that any of the aforementioned acts and steps that have already been undertaken by the Board or the duly authorised Directors in connection with the issue of debentures, be and are hereby approved, confirmed and ratified.

5.3	THAT with respect to the Company’s issue of the aforementioned debentures denominated in local or foreign currencies with an aggregate amount of RMB90 billion, to do the centralised registration of super short-term commercial papers, short-term commercial papers, medium term notes and perpetual bonds in accordance with the registration rules published by National Association of Financial Market Institutional Investors.

6.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the proposed issue of company bonds:

6.1	THAT with respect to the Company’s issue of the aforementioned debentures denominated in local or foreign currencies with an aggregate amount of RMB90 billion, within which the issue of company bonds in the PRC in one or more tranches not exceeding RMB30 billion be and is hereby approved with:

(a)	Size of issue: Up to RMB30 billion.

(b)	Placing to shareholders: The company bonds will not be issued to existing shareholders on a preferred basis by way of placing.

(c)	Term: The company bonds will have a term not exceeding 10 years and may have one fixed term, or a mix of different terms, which will be determined in accordance with the market conditions and the Company’s capital requirements.

(d)	Use of proceeds: The company bonds will be issued for purposes such as replenishing the general working capital of the Company.

(e)	Effective period: The resolution will be effective from the date on which this resolution is passed until the date on which the annual general meeting of the Company for the year 2018 is held.

6.2	THAT the Board or any two or more Directors of the Company duly authorised by the Board be and are hereby generally and unconditionally authorised to:

(a)	determine the type, specific terms and conditions of, and other matters relating to, the issue (including but not limited to, the determination of the type, amount, interest rate, term, rating, security, whether there will be repurchase or redemption provisions, whether there will be an option to adjust the nominal interest rate, the application of the quota of unissued company bonds to the issuance of other Debentures, specific arrangements relating to the use of proceeds within the scope approved by the shareholders in this meeting and all matters relating to the issue);

(b)	do all such acts which are necessary and incidental to the issue (including, but not limited to, the securing of approvals, engaging professional advisors, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities);

(c)	take all such steps which are necessary for the purposes of executing the issue (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws), and to the extent that any of the above acts and steps that have already been undertaken by the Board or the Directors in connection with the issue, be and are hereby approved, confirmed and ratified;

(d)	if there are changes in the regulatory policies or market conditions, adjust the specific proposal relating to the issue and related matters in accordance with the opinion of the regulatory authorities; and

(e)	after completion of the issue, determine and approve matters relating to the listing of the relevant debentures.

7.	THAT:

(a)	subject to paragraph (c) below, the exercise by the Board during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall authorise the Board during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)	the amount of additional domestic shares or overseas-listed foreign-invested shares (“H Shares”) (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares in accordance with the Articles of Association of the Company, shall not exceed 20% of each of the Company’s existing domestic shares and H Shares (as the case may be) in issue at the date of passing this special resolution; and

(d)	for the purpose of this special resolution numbered 7:

“Relevant Period” means the period from the passing of this special resolution numbered 7 until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the 12 month-period following the passing of these special resolutions; and

(iii)	the date of revocation or variation of the authority given to the Board under these special resolutions by a special resolution of the Company’s shareholders in a general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Board to holders of shares on the register of members on a fixed record date in proportion to their holdings of such shares (subject to such exclusion or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.

8.	THAT the Board be authorised to increase the registered capital of the Company to reflect the issue of shares in the Company authorised under special resolution numbered 7, and to make such appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect such increase in the registered capital of the Company.

By Order of the Board
China Telecom Corporation Limited Wong Yuk Har
Joint Company Secretary

Beijing, China, 12 April 2018

Notes:

(1)	Details of the resolutions stated above are set out in the 2017 annual report and the circular dated 12 April 2018 of the Company. In relation to the special resolution No. 4 stated above, the Chinese version of the relevant proposed resolution shall prevail as the Articles of Association are written in Chinese and its English version is an unofficial translation and for reference only.

(2)	The H Share Register of Members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the annual general meeting, from 28 April 2018 to 28 May 2018 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the annual general meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 27 April 2018. Holders of H Shares who are registered with Computershare Hong Kong Investor Services Limited on 28 May 2018 are entitled to attend the annual general meeting.

(3)	The Board of Directors of the Company has recommended a final dividend of HK$0.115 per share (pre-tax) for the year ended 31 December 2017 and, if such proposed dividend distribution set out in resolution numbered 2 is approved by the shareholders, the final dividend will be distributed to those shareholders whose names appear on the Register of Members of the Company on Monday, 11 June 2018. The H Share Register of Members will be closed from Monday, 4 June 2018 to Monday, 11 June 2018 (both days inclusive). In order to be entitled to the final dividend, holders of H Shares who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong at or before 4:30 p.m. on Friday, 1 June 2018.

(4)	Each shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at the annual general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should read through the 2017 annual report and the circular dated 12 April 2018.

(5)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the General Affairs Office of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H Shares) not less than 24 hours before the designated time for the holding of the annual general meeting. The General Affairs Office of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. (Telephone: (8610) 5850 1800). Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the annual general meeting if he so wishes.

(6)	Shareholders intending to attend the annual general meeting shall return the attendance slip via hand delivery, mail or fax to the General Affairs Office of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H Shares) on or before 7 May 2018.

(7)	Shareholders attending the annual general meeting in person or by proxy shall present their proof of identity. If the attending shareholder is a corporation, its legal representative or person authorised by the board of directors or other decision making authority shall present a copy of the relevant resolution of the board of directors or other decision making authority in order to attend the annual general meeting.

(8)	All resolutions proposed at the annual general meeting will be voted by poll.

(9)	The annual general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the annual general meeting shall be responsible for their own transport and accommodation expenses.

(10)	Shareholders are advised to call the Company’s hotline at (852) 2877 9777 or browse the Company’s website (www.chinatelecom-h.com) for the latest arrangements of the annual general meeting in the event that a Typhoon Signal No. 8 (or above) or a Black Rainstorm Warning Signal is hoisted on the day of the annual general meeting.

(11)	The English translation of this Notice is for reference only, and in case of any inconsistency, the Chinese version shall prevail.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer); Mr. Liu Aili (as the president and chief operating officer); Mr. Ke Ruiwen, Mr. Gao Tongqing and Mr. Chen Zhongyue (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming (all as the independent non-executive directors).

Exhibit 1.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Telecom Corporation Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is solely for the purpose of providing shareholders with certain information in connection with an annual general meeting of the Company and is not an offer to sell or a solicitation of an offer to buy any securities. Any sale of the Company’s securities in the United States will be made only by means of a prospectus relating to such securities.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

AND

NOTICE OF ANNUAL GENERAL MEETING

A notice dated 12 April 2018 convening the Annual General Meeting of China Telecom Corporation Limited for the year 2017 to be held at the Ballroom, InterContinental Hong Kong, 18 Salisbury Road, Kowloon, Hong Kong on 28 May 2018 at 11:00 a.m. is set out on pages 4 to 12 of this circular.

Whether or not you are able to attend the Annual General Meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

12 April 2018

CONTENTS

pages
Definitions	1

Letter from the Board	2

Notice of Annual General Meeting	4

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following terms and expressions have the following meanings:

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be convened on 28 May 2018, the notice of which is set out in this circular, or any adjournment thereof

“Articles of Association”	the articles of association of the Company, as amended, modified or otherwise supplemented from time to time

“Board”	the board of Directors of the Company

“Company”	China Telecom Corporation Limited (中國電信股份有 限公司), a joint stock limited company, listed on the Main Board of the Stock Exchange, incorporated in the PRC with limited liability on 10 September 2002 and whose principal business is the provision of fundamental telecommunications businesses including comprehensive wireline telecommunications services, mobile telecommunications services, value-added telecommunications businesses such as Internet access services, information services and other related services

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China (excluding, for the purposes of this circular, Hong Kong, the Macau Special Administrative Region, and Taiwan)

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

LETTER FROM THE BOARD

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

Executive Directors:	Registered office:
Yang Jie	31 Jinrong Street
Liu Aili	Xicheng District
Ke Ruiwen	Beijing 100033, PRC
Gao Tongqing
Chen Zhongyue	Place of business in Hong Kong: 38th Floor Everbright Centre 108 Gloucester Road Wanchai, Hong Kong

Non-Executive Director:
Chen Shengguang
Independent Non-Executive Directors:
Tse Hau Yin, Aloysius
Cha May Lung, Laura
Xu Erming
Wang Hsuehming

12 April 2018

To the Shareholders

Dear Sir or Madam,

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION AND

NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to provide you with information regarding the resolutions to be proposed at the AGM and to set out the notice of AGM.

At the AGM, amongst other things, special resolution will be proposed to approve the proposed amendments to the Articles of Association.

LETTER FROM THE BOARD

2.	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

The Ministry of Industry and Information Technology of the People’s Republic of China has issued new versions of operation permits for basic telecommunications businesses and value-added telecommunications businesses to China Telecom. Meanwhile, the Beijing Municipal Bureau of Culture has issued a new version of network culture operation permit to the Company, all of which the relevant content of the above-mentioned operation permits have been revised and amended. Accordingly, the Company proposes to amend the relevant provisions regarding the scope of business of the Articles of Association to reflect the relevant amendments to the contents of the above-mentioned operation permits.

Recommendation

The Board considers that the proposed amendments to the Articles of Association is in the interests of the Company and its Shareholders as a whole, and recommends the Shareholders to vote in favour of the relevant resolution to be proposed at the AGM.

3.	AGM

A notice convening the AGM is set out on pages 4 to 12 of this circular. The relevant form of proxy and attendance slip are enclosed. Shareholders who intend to attend the AGM are required to return the attendance slip to the Company on or before 7 May 2018.

Whether or not Shareholders are able to attend the AGM, they are requested to complete and return the enclosed form of proxy to the General Affairs Office of the Company for holders of domestic shares and to Computershare Hong Kong Investor Services Limited for holders of H Shares, as soon as practicable and in any event by not later than 24 hours before the time designated for holding the AGM. The General Affairs Office of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the AGM should they so wish.

By Order of the Board
China Telecom Corporation Limited Yang Jie
Chairman and Chief Executive Officer

NOTICE OF ANNUAL GENERAL MEETING

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of China Telecom Corporation Limited (the “Company”) for the year 2017 will be held at 11:00 a.m. on 28 May 2018 at the Ballroom, InterContinental Hong Kong, 18 Salisbury Road, Kowloon, Hong Kong for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1.	THAT the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditor for the year ended 31 December 2017 be considered and approved, and the Board of Directors be authorised to prepare the budget of the Company for the year 2018.

2.	THAT the profit distribution proposal and the declaration and payment of a final dividend for the year ended 31 December 2017 be considered and approved.

3.	THAT the re-appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the international auditor and domestic auditor of the Company respectively for the year ending on 31 December 2018 be considered and approved, and the Board be authorised to fix the remuneration of the auditors.

and to consider and approve other businesses (if any).

And as special business, to consider and, if thought fit, pass the following as special resolutions:

SPECIAL RESOLUTIONS

4.	THAT the articles of association of the Company (the “Articles of Association”) be and are hereby amended as follows:

4.1	Delete the content of Article 14 of the Articles of Association and replace it with the following:

NOTICE OF ANNUAL GENERAL MEETING

“Article 14 The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

Basic telecommunications businesses include:

Engage in second generation 800MHz CDMA digital cellular mobile communications business, third generation CDMA2000 digital cellular mobile communications business, the LTE/4G digital cellular mobile communications business (TD-LTE/LTE FDD), satellite mobile communications business, satellite fixed communications business (limited to satellite international dedicated line services), satellite transponders rental and sales business in the People’s Republic of China.

Engage in local fixed communications business (including local wireless ring circuit business), domestic fixed long-distance communications business, international fixed long-distance communications business, Internet international data transmission business, Internet domestic data transmission business, Internet local data transmission business, international data communications business, public telegraph and subscriber telegraph business, 26GHz wireless access facilities services business, and domestic communications facilities services business in the 21 provinces, municipalities and autonomous regions of Beijing, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Hubei, Hunan, Guangdong, Guangxi, Hainan, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang.

Engage in 3.5GHz wireless access facilities services business in Nanjing, Hefei, Kunming, Hubei, Hunan, Hainan, Sichuan, Guizhou and Gansu.

Value-added telecommunications businesses include:

Engage in domestic fixed data transmission business, Customer Premises Network (CPN) business, network hosting business (by reference to value-added telecommunications business management) under Type 2 basic telecommunications businesses, domestic Internet virtual private network business, Internet access services business under Type 1 value-added telecommunications businesses, online data processing and transaction processing business, storage and forwarding business, domestic call centre business, information services business and wireless data transmission business under Type 2 value-added telecommunications businesses in the 21 provinces, municipalities and autonomous regions of Beijing, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Hubei, Hunan, Guangdong, Guangxi, Hainan, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang; engage in information services business (limited to mobile information services) under Type 2 value-added telecommunications businesses in the 10 provinces, municipalities and autonomous regions of Tianjin, Hebei, Shanxi, Inner Mongolia, Liaoning, Jilin, Heilongjiang, Shandong, Henan and Tibet, engage in domestic Very Small Aperture Terminal communications business (by reference

NOTICE OF ANNUAL GENERAL MEETING

to value-added telecommunications business management) under Type 2 basic telecommunications businesses, Internet data centre business and content distribution network business under Type 1 value-added telecommunications businesses in the People’s Republic of China.

IPTV transmission services: provide signal transmission and the relevant technical support between the IPTV integrated broadcast and control platforms and TV user terminals; the transmission network is built upon the fixed telecommunications network (including the Internet) to set up networks which are exclusive for the transmission of IPTV signals; the IPTV transmission services are conducted in defined territories.

Internet mapping services.

Engage in music entertainment products, gaming products (including the issuance of online game virtual currency), drama performances (programs), shows, and animation products through information network; and undertake the exhibitions and competition campaigns in relation to the network culture products.

General businesses include:

Engage in system integration, technology development, technical services, technology consulting, information consulting, the manufacture, sale, installation, design and construction of equipment, computer hardware and software in connection with communications and information businesses; leasing of properties, leasing of communications facilities; design, construction and repair of safety technologies and security systems; advertising.”

4.2	Authorise any Director of the Company to undertake actions in his opinion as necessary or appropriate, so as to complete the approval and/or registration or filing of the aforementioned amendments to the Articles of Association.

5.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the granting of a general mandate to the Board of the Company to issue debentures:

5.1	THAT the granting of a general mandate to the Board to issue debentures denominated in local or foreign currencies, in one or more tranches in the PRC and overseas, including but not limited to, super short-term commercial papers, short-term commercial papers, medium term notes, perpetual bonds, company bonds, convertible bonds, private placement notes, asset securitisation products and asset-backed notes (the “Debentures”), from the date of this meeting until the date on which the annual general meeting of the Company for the year 2018 is held, with a maximum aggregate outstanding repayment amount of up to RMB90 billion be and is hereby approved.

NOTICE OF ANNUAL GENERAL MEETING

5.2	THAT the Board or any two or more directors of the Company (the “Directors”) duly authorised by the Board, taking into account the specific needs of the Company and market conditions, be and are hereby generally and unconditionally authorised to:

(a)	determine the specific terms and conditions of, and other matters relating to, the issue of debentures, including but not limited to, the determination of the type, amount, interest rate, term, rating, security, any repurchase or redemption provisions, any placing arrangements to shareholders, any options to adjust the nominal interest rates, the use of proceeds, the application of the quota of unissued company bonds to the issuance of other Debentures, as well as matters including securing approvals, engaging professional advisors, disseminating relevant application documents to the regulatory authorities, obtaining approvals from the regulatory authorities, executing all requisite legal documentation relating to the issue as requested by the regulatory authorities and making relevant disclosure;

(b)	do all such acts which are necessary and incidental to the issue of debentures (including, but not limited to, the securing of approvals, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities); and

(c)	take all such steps which are necessary for the purposes of executing the issue of debentures (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws) and to the extent that any of the aforementioned acts and steps that have already been undertaken by the Board or the duly authorised Directors in connection with the issue of debentures, be and are hereby approved, confirmed and ratified.

5.3	THAT with respect to the Company’s issue of the aforementioned debentures denominated in local or foreign currencies with an aggregate amount of RMB90 billion, to do the centralised registration of super short-term commercial papers, short-term commercial papers, medium term notes and perpetual bonds in accordance with the registration rules published by National Association of Financial Market Institutional Investors.

NOTICE OF ANNUAL GENERAL MEETING

6.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the proposed issue of company bonds:

6.1	THAT with respect to the Company’s issue of the aforementioned debentures denominated in local or foreign currencies with an aggregate amount of RMB90 billion, within which the issue of company bonds in the PRC in one or more tranches not exceeding RMB30 billion be and is hereby approved with:

(a)	Size of issue: Up to RMB30 billion.

(b)	Placing to shareholders: The company bonds will not be issued to existing shareholders on a preferred basis by way of placing.

(c)	Term: The company bonds will have a term not exceeding 10 years and may have one fixed term, or a mix of different terms, which will be determined in accordance with the market conditions and the Company’s capital requirements.

(d)	Use of proceeds: The company bonds will be issued for purposes such as replenishing the general working capital of the Company.

(e)	Effective period: The resolution will be effective from the date on which this resolution is passed until the date on which the annual general meeting of the Company for the year 2018 is held.

6.2	THAT the Board or any two or more Directors of the Company duly authorised by the Board be and are hereby generally and unconditionally authorised to:

(a)	determine the type, specific terms and conditions of, and other matters relating to, the issue (including but not limited to, the determination of the type, amount, interest rate, term, rating, security, whether there will be repurchase or redemption provisions, whether there will be an option to adjust the nominal interest rate, the application of the quota of unissued company bonds to the issuance of other Debentures, specific arrangements relating to the use of proceeds within the scope approved by the shareholders in this meeting and all matters relating to the issue);

(b)	do all such acts which are necessary and incidental to the issue (including, but not limited to, the securing of approvals, engaging professional advisors, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities);

NOTICE OF ANNUAL GENERAL MEETING

(c)	take all such steps which are necessary for the purposes of executing the issue (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws), and to the extent that any of the above acts and steps that have already been undertaken by the Board or the Directors in connection with the issue, be and are hereby approved, confirmed and ratified;

(d)	if there are changes in the regulatory policies or market conditions, adjust the specific proposal relating to the issue and related matters in accordance with the opinion of the regulatory authorities; and

(e)	after completion of the issue, determine and approve matters relating to the listing of the relevant debentures.

7.	THAT:

(a)	subject to paragraph (c) below, the exercise by the Board during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall authorise the Board during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)	the amount of additional domestic shares or overseas-listed foreign-invested shares (“H Shares”) (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares in accordance with the Articles of Association of the Company, shall not exceed 20% of each of the Company’s existing domestic shares and H Shares (as the case may be) in issue at the date of passing this special resolution; and

NOTICE OF ANNUAL GENERAL MEETING

(d)	for the purpose of this special resolution numbered 7:

“Relevant Period” means the period from the passing of this special resolution numbered 7 until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the 12 month-period following the passing of these special resolutions; and

(iii)	the date of revocation or variation of the authority given to the Board under these special resolutions by a special resolution of the Company’s shareholders in a general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Board to holders of shares on the register of members on a fixed record date in proportion to their holdings of such shares (subject to such exclusion or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.

8.	THAT the Board be authorised to increase the registered capital of the Company to reflect the issue of shares in the Company authorised under special resolution numbered 7, and to make such appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect such increase in the registered capital of the Company.

By Order of the Board
China Telecom Corporation Limited Wong Yuk Har
Joint Company Secretary

Beijing, China, 12 April 2018

NOTICE OF ANNUAL GENERAL MEETING

Notes:

(1)	Details of the resolutions stated above are set out in the 2017 annual report and the circular dated 12 April 2018 of the Company. In relation to the special resolution No. 4 stated above, the Chinese version of the relevant proposed resolution shall prevail as the Articles of Association are written in Chinese and its English version is an unofficial translation and for reference only.

(2)	The H Share Register of Members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the annual general meeting, from 28 April 2018 to 28 May 2018 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the annual general meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 27 April 2018. Holders of H Shares who are registered with Computershare Hong Kong Investor Services Limited on 28 May 2018 are entitled to attend the annual general meeting.

(3)	The Board of Directors of the Company has recommended a final dividend of HK$0.115 per share (pre-tax) for the year ended 31 December 2017 and, if such proposed dividend distribution set out in resolution numbered 2 is approved by the shareholders, the final dividend will be distributed to those shareholders whose names appear on the Register of Members of the Company on Monday, 11 June 2018. The H Share Register of Members will be closed from Monday, 4 June 2018 to Monday, 11 June 2018 (both days inclusive). In order to be entitled to the final dividend, holders of H Shares who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong at or before 4:30 p.m. on Friday, 1 June 2018.

(4)	Each shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at the annual general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should read through the 2017 annual report and the circular dated 12 April 2018.

(5)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the General Affairs Office of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H Shares) not less than 24 hours before the designated time for the holding of the annual general meeting. The General Affairs Office of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. (Telephone: (8610) 5850 1800). Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the annual general meeting if he so wishes.

(6)	Shareholders intending to attend the annual general meeting shall return the attendance slip via hand delivery, mail or fax to the General Affairs Office of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H Shares) on or before 7 May 2018.

(7)	Shareholders attending the annual general meeting in person or by proxy shall present their proof of identity. If the attending shareholder is a corporation, its legal representative or person authorised by the board of directors or other decision making authority shall present a copy of the relevant resolution of the board of directors or other decision making authority in order to attend the annual general meeting.

(8)	All resolutions proposed at the annual general meeting will be voted by poll.

(9)	The annual general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the annual general meeting shall be responsible for their own transport and accommodation expenses.

(10)	Shareholders are advised to call the Company’s hotline at (852) 2877 9777 or browse the Company’s website (www.chinatelecom-h.com) for the latest arrangements of the annual general meeting in the event that a Typhoon Signal No. 8 (or above) or a Black Rainstorm Warning Signal is hoisted on the day of the annual general meeting.

(11)	The English translation of this Notice is for reference only, and in case of any inconsistency, the Chinese version shall prevail.

NOTICE OF ANNUAL GENERAL MEETING

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer); Mr. Liu Aili (as the president and chief operating officer); Mr. Ke Ruiwen, Mr. Gao Tongqing and Mr. Chen Zhongyue (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming (all as the independent non-executive directors).